UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
SUMMARY OF FINANCIAL STATEMENTS

SUMMARY			Pages

Management Report			1
Independent Auditors' Report			11
Financial Statements
Balance Sheets			22
Income Statements			26
Statements of Changes in Stockholders' Equity - Bank			27
Statements of Changes in Stockholders' Equity - Consolidated			28
Statements of Cash Flows			29
Statements of Value Added			30
Notes to the Financial Statements
Note	1	. General Information	31
Note	2	. Presentation of Financial Statements	31
Note	3	. Significant Accounting Practices	32
Note	4	. Cash and Cash Equivalents	40
Note	5	. Interbank Investments	40
Note	6	. Securities and Derivatives Financial Instruments	41
Note	7	. Interbank Accounts	63
Note	8	. Loan Portfolio and Allowance for Loan Losses	63
Note	9	. Foreign Exchange Portfolio	67
Note	10	. Trading Account	68
Note	11	. Tax Credits	68
Note	12	. Other Receivables - Other	71
Note	13	. Non-Current Assets Held for Sale	71
Note	14	. Dependence Information and Foreign Subsidiary	71
Note	15	. Investments in Affiliates and Subsidiaries	73
Note	16	. Fixed Assets	79
Note	17	. Intangibles	79
Note	18	. Money Market Funding and Borrowings and Onlendings	80
Note	19	. Tax and Social Security	83
Note	20	. Subordinated Debts	85
Note	21	. Debt Instruments Eligible to Compose Capital	85
Note	22	. Other Payables - Other	86
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	87
Note	24	. Stockholders’ Equity	90
Note	25	. Operational Ratios	92
Note	26	. Related Parties	93
Note	27	. Income from Services Rendered and Banking Fees	100
Note	28	. Personnel Expenses	101
Note	29	. Other Administrative Expenses	101
Note	30	. Tax Expenses	101
Note	31	. Other Operating Income	101
Note	32	. Other Operating Expenses	102
Note	33	. Non-Operating Result	102
Note	34	. Income Tax and Social Contribution	102
Note	35	. Employee Benefit Plans - Post-Employment Benefits	103
Note	36	. Risk Management Structure	112
Note	37	. Corporate Restructuring	118
Note	38	. Subsequent Events	119
Note	39	. Other Information	119
Executive’s Report of Financial Statements			121
Executive’s Report of Independent Auditors' Report			122
Summary of the Audit Committee Report			123

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended June 30, 2017, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif) and the Exchange Commission (CVM), that does not conflict with the rules of Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the period ended June 30, 2017, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

The rising uncertainties in the political arena should postpone the approval of fiscal reforms, especially the social security reform, which has intensified market concerns about the health of Brazilian public accounts in the medium to long-term horizon. Consequently, this worse prognosis on the fiscal side may reduce the pace of recovery of Brazilian economic activity in the coming years, mainly due to lower investment growth.

Despite the uncertainties in the recent period, the main domestic financial assets presented a degree of deterioration much lower than the observed between the second half of 2015 and the begin of 2016. For example, the exchange rate weakened only 6% from mid-May to end of June, a much smoother move than the depreciation seen at other periods. Among the main explanatory factors for that greater resilience of the Brazilian economy, Banco Santander observed the: consistent and sustainable trajectory of the current economic policy, which should not be reversed in the coming months, led by a team seen as experienced and skilled by the main market participants; low external vulnerability, given the low current account deficits and high international reserves; and the more favorable international environment, with prospects of greater growth and less risk aversion.

Hence, Banco Santander continue to expect the domestic economic activity to recover throughout 2017, albeit gradually. As published by the Brazilian Institute of Geography and Statistics, Brazil GDP expanded by 1.0% QoQ in 1Q17, interrupting a long sequence of eight consecutive declines. Although this performance was mainly explained by the extraordinary increase of agricultural production in the period (it is worth noting the strong contribution from the soybean and corn harvests), and should not be treated as an average rate of increase in the coming quarters. There have been positive signs in many other sectors, both in industry and services, which corroborates the opinion that the worst moment for the Brazilian economy is behind us. The increase in real wages, decline in household indebtedness, improvement in terms of trade (increasing export competitiveness), and Normalization of inventories in most production chains. Therefore, Banco Santander forecasts that Brazilian GDP will grow 0.7% in 2017.

Still in the positive field, the solid disinflation process in the Brazilian economy is striking. For instance, CPI (Consumer Price Index) registered its first monthly deflation in 11 years in June, leading the 12-month accumulated index to rise only 3.0%, well below the inflation target (4.5%). The downward trend in inflation has been taking place across the board, and Banco Santander does not expect significant changes in this scenario in the coming years, the projection for the CPI variation at the end of this year is around 4%. Reflecting this more benign inflation outlook, the National Monetary Council recently changed the inflation target for 2019 and 2020 (to 4.25% and 4.00%, respectively, following the target of 4.5% valid by 2018). Banco Santander views very positively the definition of a lower target, since this measure, in the context of highly credible Bacen, helps to anchor expectations and signals convergence of domestic inflation to levels closer to the average of countries that adopt the inflation targeting regime.

The combination of falling inflation and still very high levels of idleness in the economy (unemployment rate and capacity utilization rate far worse than the historical average) endorses the continuity of the easing monetary policy. Accordingly, Banco Santander believes that the Bacen will cut the overnight rate (Selic rate) to 8.5% p.a. by the end of 2017, which should be the main driver for the more robust domestic demand growth in 2018.

In this sense, despite the latest credit market data (Monetary Policy and Credit Report) having frustrated expectations, its composition continues to support a recovery scenario, since the new concessions remain on an upward trend, mainly for consumers, as well as the short-term delays indicate that the increase in delinquency rates should be short-lived. Thus, even taking into account the rising uncertainties linked to the most troubled political environment, Banco Santander maintains the view that the effects of falling interest rates will prevail and credit market will continue to improve in the coming quarters.

Finally, Banco Santander projects some additional devaluation of the Brazilian exchange rate until the end of this year, reflecting the political instability and increasing challenges on the fiscal front. However, as mentioned above, the solid economic policy, low external vulnerability, and auspicious prospects for the global economy, marked by high liquidity, faster growth in advanced economies and lower risk aversion, should limit the BRL devaluation. Hence, Banco Santander forecasts that Brazilian exchange rate will reach BRL/USD3.50 at the end of 2017.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$Millions)	1S17	1S16	annual changes %	2Q17	1Q17	1Q17 vs. 2Q17 changes %
Financial Income	39,726.6	43,394.9	-8.5	18,626.3	21,100.4	-11.7
Financial Expenses	(27,196.0)	(26,039.8)	4.4	(13,616.4)	(13,579.6)	0.3
Gross Profit From Financial Operations (1) (2)	12,530.7	17,355.1	-27.8	5,009.9	7,520.7	-33.4
Other Operating (Expenses) Income (3)	(6,424.5)	(7,226.2)	-11.1	(3,050.7)	(3,373.8)	-9.6

Operating Income	6,106.1	10,128.9	-39.7	1,959.2	4,146.9	-52.8

Non-Operating Income (4)	(278.1)	20.6	-1448.2	(209.7)	(68.4)	206.5

Income Before Taxes on Income and Profit Sharing	5,828.1	10,149.5	-42.6	1,749.6	4,078.5	-57.1

Income Tax and Social Contribution (1)	(1,268.9)	(6,917.2)	-81.7	576.4	(1,845.3)	-131.2
Profit Sharing	(664.9)	(614.1)	8.3	(345.7)	(319.2)	8.3
Minority Interest (5)	(190.3)	(58.2)	227.3	(100.8)	(89.6)	12.5

Consolidated Net Income	3,703.9	2,560.0	44.7	1,879.5	1,824.4	3.0

Excludes goodwill amortizations expenses	911.5	906.1	0.6	455.8	455.7	0.0

Net Income Excluding Goodwill Amortization	4,615.4	3,466.1	33.2	2,335.2	2,280.1	2.4

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$Million)		1S17	1S16	annual changes %	2Q17	1Q17	1Q17 vs. 2Q17 changes %
Operating Income		12,530.7	17,355.1	-27.8	5,009.9	7,520.7	-33.4
IR/CSLL (Hedge)		630.1	(6,389.7)	-109.9	1,502.4	(872.3)	-272.2
Adjusted Gross Profit From Financial Operations (2)		13,160.8	10,965.4	20.0	6,512.3	6,648.4	-2.0

1) Hedge of the foreign investments - The Bank operates a branch in the Cayman Islands and Santander EFC which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines, which are extended to our customers for working capital and trade-related financings. To protect the exposures in exchange rate variations, the Bank uses derivatives. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation for the real in foreign investments is nontaxable for PIS/COFINS/IR/CSLL purposes, while gains or losses from derivatives used as hedges are taxable. The purpose of these derivatives is to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on June 30, 2017 an loss of R$770 million (2016 - R$7,810 million). On the other hand, the derivatives contracted to cover these positions generated a gain in "Derivatives Transaction" of R$1,469 million (2016 - R$14,892 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax loss of R$699 million (2016 - R$7,082 million) represented by R$69 million (2016 - R$692 million) of PIS/Cofins and R$630 million (2016 - R$6,390 million) IR/CSLL.

2) Gross Profit from Financial Operations - The increase in the first quarter of 2017 was, mainly, due to higher credit revenues, customer funding and market activities, as a result of risk management with the deeper knowledge of the customer's life cycle. The model has shown to be assertive, keeping the quality indicators of the credit portfolio under control.

3) Other Operating (Expenses) Income - (i) Fees - Incomes from Services Rendered and Banking Fees grew, mainly, due to the greater transactionality and tie-in of customers, especially higher credit card revenues, account services Current and commissions. (ii) The total of general expenses, including personnel expenses, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 3.9% in the period ended June 30, 2017, compared with the period of 2016, while personnel and profit sharing expenses increased 4.5% and other administrative expenses increased 3.3% YoY. This increase was due to the higher variable expenses, which accompany the business dynamics. Fixed expenses remain controlled, reflecting continued discipline in expenditure management.

4) Operating Income - In 2017, includes R$338 million of provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

5) Minority Shareholdings - The increase was mainly due to the growth in the results of the subsidiaries Banco RCI, Olé, Getnet and entities that also hold the minority interest of the Santander Group's external partners.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$Millions)	Jun/17	Jun/16	annual changes %	Mar/17	Jun/17 vs. Mar/17 changes %	Dec/16	Jun/17 vs. Dec/16 changes %
Current and Long-Term Assets	640,994.6	642,337.4	-0.2	701,087.5	-8.6	688,673.4	-6.9
Permanent Assets	12,055.9	12,856.9	-6.2	12,429.5	-3.0	13,031.1	-7.5
TOTAL ASSETS	653,050.4	655,194.3	-0.3	713,517.1	-8.5	701,704.5	-6.9

Current and Long-Term Liabilities	589,129.0	593,035.2	-0.7	649,710.5	-9.3	640,842.7	-8.1
Deferred Income	519.4	371.8	39.7	542.6	-4.3	564.6	-8.0
Minority Interest	2,544.5	1,937.6	31.3	2,566.4	-0.9	2,525.7	0.7

Stockholders' Equity	60,857.5	59,849.7	1.7	60,697.5	0.3	57,771.5	5.3

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	653,050.4	655,194.3	-0.3	713,517.1	-8.5	701,704.5	-6.9

Total assets are mainly represented:

(R$Millions)	Jun/17	Jun/16	annual changes %	Mar/17	Jun/17 vs. Mar/17 changes %	Dec/16	Jun/17 vs. Dec/16 changes %
Loan Portfolio	256,764.6	244,283.7	5.1	257,168.8	-0.2	256,883.0	0.0
Securities and Derivative Financial Instruments (1)	168,390.6	149,988.1	12.3	166,131.4	1.4	169,589.7	-0.7
Interbank Investments	51,599.1	64,277.6	-19.7	52,642.0	-2.0	59,669.2	-13.5
Interbank Accounts	68,134.6	61,477.5	10.8	64,369.4	5.8	62,900.2	8.3

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity, in the amount of R$9,490.2 million.

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$Million)	Jun/17	Jun/16	annual changes %	Mar/17	Jun/17 vs. Mar/17 changes %	Dec/16	Jun/17 vs. Dec/16 changes %
Individuals (1)	97,413.6	86,826.3	12.2	93,986.4	3.6	91,414.3	6.6
Consumer Finance	36,988.2	31,960.9	15.7	35,778.6	3.4	34,777.1	6.4
Small and Medium-sized Entities	32,552.2	32,451.8	0.3	32,511.5	0.1	32,798.8	-0.8
Large-sized Entity	89,810.6	93,044.7	-3.5	94,892.3	-5.4	97,892.8	-8.3
Total Loan portfolio (gross)	256,764.6	244,283.7	5.1	257,168.8	-0.2	256,883.0	0.0

Allowance for Loan Losses	(17,229.3)	(16,545.8)	4.1	(17,083.9)	0.9	(18,332.7)	-6.0

Total Loan portfolio (net)	239,535.3	227,737.9	5.2	240,084.9	-0.2	238,550.3	0.4
(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$130,371 on June 30, 2017 (06/30/2016 - R$115,730).

On Jun 30, 2017, the main highlight was the segment "Individuals", which presented growth in both periods, being 12.2% compared to the same period of 2016 and 3.6% in March, 2017, with emphasis on credit and credit card products, and rural credit and "Consumer Finance" also growth in both periods, being 15.7% compared to the same period of 2016 and 3.4% in March, 2017, as a result of Banco Santander's commercial strategy.

Delinquency

The over-90-day delinquency ratio reached 2.9% of the total credit portfolio in June 2017, down 0.3% over June, 2016 (3.2%) and down 0.5% over December, 2016 (3.4%). The indicators are at controlled levels and reflect the strength of Banco Santander's risk culture.

Allowance for loan losses represents 6.7% of the loan portfolio in June 2017, 6.8% in June, 2016 and 6.6% in March, 2017.

The allowance for loan losses, net of revenues with recovery of loans previously written off in period year ended on June 30, 2017 is R$4,626.0 million and R$4,352.2 million in 2016, YoY, increasing 6.3%.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$Millions)	Jun/17	Jun/16	annual changes %	Mar/17	Jun/17 vs. Mar/17 changes %	Dec/16	Jun/17 vs. Dec/16 changes %
Demand Deposits	16,175.3	14,916.8	8.4	14,823.6	9.1	16,006.3	1.1
Saving Deposits	37,063.8	34,517.0	7.4	36,113.9	2.6	36,051.5	2.8
Time Deposits	122,481.9	82,512.7	48.4	94,812.8	29.2	90,524.8	35.3
Debentures/LCI/LCA(1)	78,311.4	90,584.1	-13.5	96,261.2	-18.6	90,426.3	-13.4
Treasury Bills/Structured Operations Certificates (2)	46,635.3	65,309.8	-28.6	58,666.8	-20.5	65,393.3	-28.7

Total Funding	300,667.6	287,840.3	4.5	300,678.3	0.0	298,402.3	0.8
(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
(2) Includes Certificates of Structured Operations.

The total of funding resources increased 4.5%, compared with June, 2016, with highlight to the growth of Time Deposits, which was due to the reduction in funding from Treasury Bills and from Bacen Resolution 4,527/16, which restricted the renewal of repurchase agreements with debentures issued by Leasing from May 2017.

2.5) Stockholders’ Equity

In June 2017, Banco Santander consolidated stockholders’ equity presented an increase of 5.3% compared to December, 2016 and an increase of 1.7% YoY.

The variation in Stockholders' Equity between June 2017 and December 2016 was mainly due to the negative variation of the equity valuation adjustment (securities and derivative financial instruments) in the amount of R$272.1 million and the net income for the period In the amount of R$3,703.9 million and reduced by the highlight of Interest on Capital in the amount of R$500 million. In addition, CMN Resolution 4,512 dated July 28, 2016 and Circular Letter Bacen 3,782 dated on September 19, 2016, established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, In the appropriate account of the liability, taking into consideration the result of the period, prospectively from January 1, 2017. The provisions previously recorded had their effect recorded in shareholders' equity, with a counterpart account in liabilities. The adoption of this standard in the period ended on March 31, 2017, impacted shareholders' equity (first adoption) by R$179.3 million, net of tax effect.

Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 4, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and other Bank employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days as from November 4, 2016, and will expire on November 3, 2017.

					Jun/17		Jun/16
					Quantity		Quantity
					Units	Units	ADRs
Treasury shares at beginning of the period					25,786	7,080	13,138
Cancellation of ADRs (1)					-	13,138	(13,138)
Shares Acquisitions					8,941	9,759	-
Payment - Share-based compensation					(4,371)	(5,471)	-
Treasury shares at end of the period					30,356	24,506	-
Subtotal - Treasury Shares in thousands of reais					R$ 676,900	R$ 448,966	R$ -
Emission Costs in thousands of Reais					R$ 169	R$ 120	R$ -
Balance of Treasury Shares in thousands of reais					R$ 677,069	R$ 449,086	R$ -

Cost/market Value					Units	Units	ADRs
Minimum cost					R$ 7.55	R$ 7.55	US$ 4.37
Weighted average cost					R$ 22.30	R$ 18.32	US$ 6.17
Maximum cost					R$ 32.29	R$ 18.98	US$ 10.21
market value					R$ 25.00	R$ 18.18	US$ 5.70

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

In the first half of 2017 there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$Millions)		Jun/17	Dec/16	Jun/16
Interest on capital		500.0	3,850.0	500.0
Interim Dividends		0.0	700.0	0.0
Intercalary Dividends		0.0	700.0	0.0
Total		500.0	5,250.0	500.0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher to the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2016 was 10.5%, composed of 9.875% of Minimum Regulatory Capital plus 0.625% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 6.625% and the Minimum CET1 to 5.125%.

For the base year 2017, the requirement for Regulatory Capital remains at 10.5%, considering 9.25% of Minimum Regulatory Capital and 1.25% of Additional Conservation Buffer. The Tier I reaches 7.25% and the Minimum CET1 5.75%.

The index is calculated on a consolidated basis, as shown below:

BASEL INDEX %	Jun/17	Mar/17	Dec/16	Jun/16
Basel Index - consolidated	16.50	15.76	16.30	17.71

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended Jun 30, 2017 the principal subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)
Santander Leasing S.A. Arrendamento Mercantil	54,741.8	5,899.4	172.2	1,974.1
Aymoré Crédito, Financiamento e Investimento S.A.	34,387.6	1,616.7	237.7	28,204.9
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,013.1	2,829.4	18.6	1,469.5
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (Current	9,007.7	706.5	33.6	8,731.5
Corporate Name of Banco Bonsucesso Consignado S.A.)
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (2)	17,741.7	1,670.5	202.1	0.0
Banco PSA Finance Brasil S.A.	1,873.5	292.5	22.6	1,705.2
Banco RCI Brasil S.A.	8,327.3	1,169.0	78.7	6,910.1
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,049.5	559.4	2.1	0.0
(1) Includes Leasing portfolio and other credits.

(2) In the third quarter of 2016, after Getnet got from the Bacen approval to act as a payment institution, the activities of acquiring, as well as their related assets and liabilities are now recorded in this entity.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Change in the scope of consolidation

As of January 1, 2017, came into force CMN resolution No. 4,517 of August 24, 2016, with prospective application, which establishes that equity interests in jointly-controlled companies must be accounted for using the equity method. In view of this, Banco Santander ceased to consolidate the companies Cibrasec Companhia Brasileira de Securitização, Norchem Participações e Consultoria S.A., Estruturadora Brasileira de Projetos S.A., Campo Grande Empreendimentos, Webmotors S.A., PSA Corretora de Seguros e Serviços Ltda. and TecBan - Tecnologia Bancária S.A. and subsidiaries. The change did not significantly impact the consolidated financial statements.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billions. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units.

3.3) Opening of the branch in Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$ 1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization by the Luxembourg financial authority.

3.4) Non-Current Assets Held for Sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário S.A. (currently named Rojo Entretenimento S.A.), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.5) Corporate Restructuring

The Bank implemented various social movements in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander:

a) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and other banks in the brazilian market

On April 14, 2017, Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander, Caixa Participações S.A. and Itaú Unibanco S.A. executed the definitive documents necessary to the incorporation of a new credit bureau, the Gestora de Inteligência de Crédito S.A. (“Corporation”) which’s control shall be shared between the shareholders which shall hold 20% of its corporate capital each. The company shall develop a data base aiming to aggregate, reconcile and handle registration data and credit information of individuals and legal entities in accordance with the applicable law, allowing a significant enhancement on the process of granting, pricing and directing of the lines of credit. We expect the Company to be fully operation in 2019.

b) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Montadora de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of Aymoré, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The closing of the transaction shall be subject to the fulfillment of certain conditions precedent usual in similar transactions, including obtaining the applicable regulatory approvals.

c) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ("Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the transaction closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of PSA Finance Arrendamento Mercantil S.A., whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

Banco Santander started to consolidate these entities from August 1, 2016.

d) Investment in the Company Super Pagamentos e Administração de Meios Eletrônicos LTDA. (“Super”)

On January 4, 2016, Aymoré CFI informed the owners of the shares representing the remaining 50% of Super´s total voting capital its Decision to exercise the call option for the acquisition of such shares, for a value of approximately R$113 million. The transaction was concluded on March 10, 2016.

e) Other Corporate Events

Also performed the following corporate actions:

• On July 5, 2017, Atual Companhia Securitizadora de Créditos Financeiros S.A., a company wholly-owned by Banco Santander (Brasil) S.A., executed a purchase and sale agreement to acquire an equity portion corresponding to 70% of the quotas representing the share capital of the companies Ipanema Empreendimentos e Participações Ltda. and Gestora de Investimentos Ipanema Ltda. The transaction closing is subject to the performance of usual conditions precedent, including authorization of the Bacen.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory the group of shares representing its capital stock at the ratio of 100,000 shares to 1 common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

3.6) Subsequent Events

3.6.1) Distribution of Interest on Capital

The Board of Directors, at the meeting held on July 25, 2017, approved the Board of Executive Officers’ proposal for the distribution of Interest on Capital, in the gross amount of R$500 million, which, after the deduction of the amount related to the Income Tax Withheld at Source, pursuant to the laws in force, result the net amount corresponding to R$425 million.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. For this, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital, innovative and efficient products and services through a multi-channel platform;

• Improve profitability and recurrence and sustainability by growing the business with greater diversification of revenues, considering a balance between credit, funding and services. At the same time, maintaining a preventive risk management and strict control of expenses;

• Maintain capital and liquidity discipline, to maintain soundness, address regulatory changes and seize growth opportunities; and

• Increase productivity through an intense schedule of business improvements, enabling a complete portfolio of services.

In the second quarter of 2017, the Bank continued advancing on several strategic fronts, of which the following stand out:

Retail Acceleration

• Cards: Credit revenues grew for the seventh consecutive quarter, reaching a market share of 14.2%(1), an increase of 154bps in twelve months, and in April 2017 Banco Santander began the commercialization of the new Santander/AAdvantage® credit cards, Which has already brought positive results in sales and continues with an 80% activation rate;

• Consigned: Strong production growth (+45% in twelve months), with evolution above the market, which contributed to increase market share, (+142bps in twelve months) reaching 10.9%(2);

• Superdigital: Launch of the brand, an evolution of the Super Account, which reached 1 million customers, with an increase of 484 thousand new accounts in 12 months. In addition, the Superdigital app brought new innovations, such as Accounts with your contacts, make transfers through chat and make purchases online;

• Investments: More assertive models have been incorporated and Banco Santander has improved the offer of investments for clients. In addition, it reinforced the concept of financial advice on the front to recommend investment products even more suitable for each client, according to their needs, investment capacity and investor profile; and

Agro: Inauguration of eight stores in strategic areas for the business. Banco Santander continues to expand its corporate credit portfolio, with a market share of 7.1%(3) (+352bps in twelve months).

Banco Santander has a portfolio of innovative products, which promotes business growth opportunities, in particular:

• Getnet: Strong revenue growth (+36%) in twelve months, with a performance superior to that of the market. For the quarter, it is estimated to reach 11.4%(4) of market share, with evolution of 250 bps; and

• SMEs: Increase in market share (+80bps) in twelve months, reaching 8,7%(5).

Digital Advances

Reinforcing the digital experience at the end of June 2017:

• Banco Santander surpassed Santander Way's 6.5 million downloads and more than 18.8 million accesses per month. In addition, new features have been released for the application, such as online tracking of purchases made, payment by approach and sending messages to the card management. With this, the application continues to maintain a good evaluation in the application market;

• The real estate portal was launched, a digital platform that will bring greater simplification and agility to the process of contracting the real estate loan. This innovation positions Banco Santander to capture business opportunities with the resumption of economic activity and reinforces the strategy of providing a better customer experience;

• Banco Santander continued to expand its number of digital customers to 7.4 million, a growth of 35% in twelve months, and continues to expand digital transactions; and

• E-commerce sales more than doubled in twelve months, influenced mainly by personal credit and card products.

Strengthening the performance of leading business

• Global Corporate Banking (GCB): Leadership in ECM(6) (Equity Capital Market) in Brazilian and Latin American operations, according to Dealogic, and recognition in financial advisory services for financing projects in Brazil, by ANBIMA and in the foreign exchange market, by Bacen; and

• Santander Financing: Vehicle financing leadership, with a market share of 21.7%(7) (+320bps in twelve months). The digital platform, + Negocios, continues to support business expansion, with a 62% increase in single-vehicle credit simulations compared to December 2016. In addition, Banco Santander expanded the new digital model, + Businesses, to the segment of goods and services.

New business model

Focusing on customer satisfaction, a new model focused on operational excellence was implemented, with a complete vision - end to end - of the customers' journey in the consumption of products and services. Banco Santander is committed to providing a better customer experience through a more efficient model with highly industrialized operation without compromising personalization ability.

Customer bonding

Tied customer base reached 3.8 million in the period, with growth of 15% in twelve months, evidencing the continuous focus on improving the customer experience.

Recognition

Banco Santander was awarded by the Euromoney Awards 2017.

• Best Bank of Brazil;

• Best Bank of Latin America;

• Best Bank for Transformation in Latin America; and

• The World's Best Small and Medium Business Bank.

(1) Source ABECS, base date of March, 2017.

(2) Source Bacen data base June 2017.

(3) Source Bacen, June 2017 base date.

(4) Santander Brazil Source, estimated market share for June 2017.

(5) Source Bacen, base date of March 2017.

(6) Dealogic Source, ECM - Fully Marketed, base date of the first half of 2017.

(7) Source Bacen, total vehicles, base date of June 2017.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

6) Corporate Governance

The Board of Directors approved, in a meeting held on July 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended June 30, 2017.

The Board of Directors approved in a meeting held on May 30, 2017, the final version of the Policy for Succession of the Senior Management Members, drawn up in line with the resolution 4.538/16 of the Bacen.

The Board of Directors approved in a meeting held on May 09, 2017, at 9h30min a.m., the appointment, in place of Mrs. Maria Lucia Ettore de Jesus, of Mr. Valdemir Moreira de Lima, for the function of Ombudsman of the Banco Santander, for term of office of 1 year, with effect from the date of such meeting.

The Board of Directors approved in a meeting held on May 02, 2017: (i) the appointment of the Company’s Audit Committee members, for a one (1) year term, until the investiture of the members that shall be elected on the First Board of Directors’ meeting to be held after the Ordinary General Meeting of 2018; (ii) the appointment of the Company’s Risks and Compliance Committee members, for a term of office until August 31th, 2017, after which the Board of Directors will reorganize the Risk Committee in accordance with CMN Resolution nº 4.557/17; and (iii) the appointment of the members of the Sustainability, Nomination and Governance and Remuneration Committees of the Banco Santander, for a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved in a meeting held on May 02, 2017: the election, for a new term of office until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, of the members to compose the Banco Santander’s Board of Executive Officers.

The Board of Directors approved, in a meeting held on April 25, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2017.

The Board of Directors was informed, in a meeting held on March 28, 2017, the resignation of Mr. Marcio Aurelio de Nobrega of his position as Director without specific designation of the Bank, in accordance with the letter of resignation presented to the Board of Directors on March 10, 2017.

The Board of Directors approved, in a meeting held on February 22, 2017, a review of Governance of the Board of Directors, in the following terms: (i) the amendment of the internal regulations of the Nominating, Governance and Compliance Committee, reflecting its scope and denomination, passing such a body to be called the Nominating and Governance Committee; (ii) the amendment of the internal regulations of the Sustainability and Society Committee, reflecting it denomination, passing such a body to be called the Sustainability Committee; (iii) the amendment of the internal regulations of the Risk Committee, reflecting its scope and denomination, passing such a body to be called the Risk and Compliance Committee; (iv) to appoint, as a member of the Compensation Committee, pursuant to Art. 17, XXI of the Bylaws, Mr. Celso Clemente Giacometti; (v) to appoint, as a member of the Nominating and Governance Committee, Mr. Luiz Fernando Sanzogo Giorgi.

7) Risk Management

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

The goal is to achieve an efficient capital structure, meeting the regulatory requirements and contributing to reach the goals regarding the classification of rating branches. The capital management including securitization, sale of assets, raising capital through shares issues, subordinated debt and hybrid instruments.

The capital management seeks to optimize value creation in the Banco Santander and the different business units. To this end, capital management, Return on Risk Adjusted Capital (RORAC) and the creation of data values for each business unit are generated. The Banco Santander uses a measurement model of economic capital in order to ensure it has enough capital available to support the risks of economic activity in different scenarios, with solvency levels agreed by the Group.

Projections of economic and regulatory capital are made based on financial projections (Balance Sheet, Income Statements) and macroeconomic scenarios estimated by the economic research service of the Financial Management area. The economic capital models are essentially designed to generate risk-sensitive estimates with two goals in mind: more precision in risk management and allocation of economic capital to various units of Banco Santander.

7.3) Credit Risk

Credit risk is the exposure to losses in the event of total or partial default of the clients or the counterparties in the fulfillment of their financial obligations with Banco Santander. Credit risk management seeks to provide support for the definition of strategies, in addition to setting limits, covering analysis of exposures and trends, as well as the effectiveness of credit policy. The objective is to maintain a risk profile and adequate minimum profitability that compensates the estimated default risk of the client and the portfolio, as defined by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

For this, the Bank it has developed its own Risk Management model, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective Decisions that evaluate all possible scenarios and not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Geology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our wholesale clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due to inadequate processes, people and systems failures or even from external events such as natural disasters, terrorism, robbery and vandalism. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the non-financial risk unit is responsible for monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• Risk Control Committee: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works to be done during the year 2016, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2017.

In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others, its inherent risks, audit’s last rating, level of compliance with recommendations and size.
In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first quarter of 2017, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a Decisive factor in making the Bank in the best bank for customers and the best company for professionals.

Professionals are the strongest link between the Bank and customers and so, day after day, Banco Santander enhances their management practices because knows only with engaged professional, motivated, well trained and with full professional development, the Bank will manage to get more and better customers, satisfied, proud to do business with us and the Santander brand.

The daily performance of the Banco Santander with customers, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and the way you act.

The Bank has a talented and dedicated team of about 47,000 employees only in Brazil. The Bank seeks professionals who identify with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet costumers needs and preferences) and Fair (promoting business and relationships that are good for customers, shareholders and employees). In addition to identifying with the culture, the Banco Santander's professionals act in their day to day aligned to it.

9) Sustainable Development

Sustainability is a strategic part of business, in Santander. It is a commitment that seeks results for business and society in a simple, personal and fair way, which is concretized through a strategy based in three pillars: Social and Financial Inclusion, Education and Social and Environmental Business and Management. Among the second quarter highlights of Social and Financial Inclusion are: Prospera Santander Microcredit, currently the largest productive and oriented microcredit operation among private banks in Brazil, offering credit and financial advice to low-income micro entrepreneurs, it disbursed approximately BRL 341 million, in 2017 (16.1% above the same period of 2016). In the scope of Private Social Investment, "Amigo de Valor", program, which allows the Bank, as well as its employees and clients to direct part of their due income tax to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2017, to accompany the development of 36 projects throughout Brazil, which must serve more than 4 thousand children and adolescents in situation of social risks. In the first half of 2017, Parceiros em Ação Program, that support development of micro entrepreneurs in low-income regions where Prospera Santander Microcredit is present, trained 584 entrepreneurs in 10 Brazilian cities. The corporate program of volunteer "Escola Brasil" (PEB), promoted 164 action with 35,197 beneficiaries during “We are Santander Week” (an initiative aimed at experiencing the Santander culture between employees). In relation to Education pillar, the Bank has partnerships with 374 higher education institutions and in the first quarter of 2017, Santander Universidades Brazil has granted 657 scholarships, of these 260 are international and 397 are national. In Social and environmental business and management, was carried out 4 sustainability events to small and medium enterprises in Avançar Negócios e Empresas Program and 2 events about sustainability in agribusiness, with focus on climate changes and best agriculture practices. About energy efficiency and renewable energy, was stimulated the growth of this sector in the market with financing for individuals or corporate entities, for example, realization of 185 contracts of Photovoltaic systems, as well as large operations, for example, the issuance of Greenbonds to CPFL in the amount of BRL 200 million, to construction of 2 wild farms with 231 MW generation. In acting on climate change, Banco Santander joined the CDP Supply Chain program, with the goal of engaging its suppliers to make their businesses more efficient and prepared for the low-carbon economy. In the first phase, 83 suppliers were involved, which will report their inventories, as well as risk and opportunity analysis in 2017, through the tool offered by CDP.

10) Independent Audit

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards, which provides the necessity of approval of any services by the Audit Committee of the Bank.

In compliance with CVM Instruction 381/2003, Banco Santander hereby inform that in the period ended on June 30, 2017, were provided non-audit services of the financial statements by PricewaterhouseCoopers, which cumulatively represent more than 5% of the related overall audit fee consideration. As below:

Hiring date	Description of services
03/30/2017	Comfort Letter - Brazilian and International Offer
06/23/2017	Annual review of the accounting numbers of the MTN emission program
*Additional services totaled R$1.2 million, representing 8.6% of global compensation.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, including the review of work performed, including any services other than external audit. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor: (i) the auditor should not audit their own work; (ii) the auditor should not perform management functions; and (iii) the auditor should not promote the interests of his client. Acceptance and professional services not related to external audit for the period ended June 30, 2017 did not affect the independence and objectivity in the conduct of external audit examinations of the Banco Santander and other Group entities, since the principles above were observed.

The Board of Directors The Executive
(Authorized at the Meeting of the Board of July 25, 2017).
***

(A free translation of the original in Portuguese)

www.pwc.com.br

Banco Santander (Brasil) S.A. Parent company and consolidated financial statements at June 30, 2017 and independent auditor's report

Banco Santander (Brasil) S.A.

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinion

We have audited the accompanying parent company financial statements of Banco Santander (Brasil) S.A. ("Bank"), which comprise the balance sheet as at June 30, 2017 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at June 30, 2017 and the consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the parent company and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and of Banco Santander (Brasil) S.A. and its subsidiaries as at June 30, 2017, and their financial performance and cash flows for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Banco Santander (Brasil) S.A.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current six-month period. These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Allowance for loan losses (Notes 3i and 8)

The estimation of the allowance for loan losses involves a high level of judgment by Management. The establishment of the allowance for loan losses involves the assessment of several assumptions and internal and external factors, including default levels and guarantees of the portfolios, renegotiation policy, and the current and prospective economic scenarios. Accordingly, this area was defined as an area of focus in our evaluation.

This judgment considers several assumptions in the determination of the allowances. The allowances for loan losses are recorded in accordance with the regulatory requirements of the Brazilian Central Bank, especially Resolution 2,682 of the National Monetary Council (CMN), and are based on the analyses of outstanding receivables (overdue and not yet due), according to the internal policies that consider the establishment of credit ratings (risk classification). Likewise, they consider the expectation of realization of the loan portfolio, in addition to the requirement of current legislation, based on past experience, current scenario and future expectations, specific portfolio risks and Management's assessment of risks in the recording of the allowances.

We carried out procedures to update our understanding of and test the internal controls that are significant in the calculation and recognition of the allowance for loan losses, mainly including the following processes: approval of the credit policy; credit analysis; credit granting and renegotiated transactions; attribution of rating considering the risk of the recoverable value of transactions; processing and recording of provisions; reconciliation of accounting balances with the analytical position; and preparation of the notes to the financial statements.

We have also conducted tests to verify the integrity and completeness of the database used to calculate the allowance for loan losses, in addition to tests to verify the application of the calculation methodology for these allowances in relation to the ratings attributed, as well as the comparison of the account balances with the analytical reports.

We consider that the criteria and assumptions adopted by Management to determine the allowance for loan losses are reasonable, in all material respects, in the context of the financial statements.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Recognition and recoverable value of tax credits (Notes 3s, 3t and 11)

Tax credits arising from temporary differences in the calculation basis of taxes, as well as tax losses, are recognized in the books based on the expectation that future taxable profits will be available for their realization.

The expectation of tax credit realization is based on projections of future results that require judgment by Management, including the use of assumptions.

Considering the subjectivity in to this process, this was considered an area of focus in our audit.

We carried out procedures to update our understanding of and test the significant internal controls that involve the calculation of tax credits arising from temporary differences and tax losses, as well as the estimates of the recoverable value of these tax credits, in accordance with the applicable standards of the National Monetary Council (CMN) and the Brazilian Central Bank.

We obtained an understanding of the critical assumptions included in result projections and tested the mathematical accuracy of the projected amounts. Additionally, we compared the historical results projected with the results achieved.

We performed tests to confirm the nature and amounts of the temporary differences and tax losses that could be deducted from the future tax bases with the assistance of our experts in the tax area.

We discussed with Management and the Audit Committee, and confirmed the approval of the technical study that supports the realization of the tax credits by the proper management bodies.

We consider that the criteria and assumptions adopted by Management to determine tax credits are reasonable, in all material respects, in the context of the financial statements.

Provisions for contingent liabilities (Notes 3q and 23)

Banco Santander and its subsidiaries are parties to tax, labor and civil proceedings, at the administrative and judicial levels, resulting from the normal course of their business.

In general, these proceedings are terminated after a long period and involve not only discussions on merits, but also complex procedural aspects, in accordance with applicable legislation.

The decision to recognize a contingent liability and the measurement bases require the judgment of the Bank's Management, which is periodically reassessed, including when preparing the financial statements, and considering new events. In the circumstances, this was considered an area of focus in our audit.

We updated our understanding and performed testing on the significant internal controls that involve the identification and recording of liabilities, and the disclosures in the notes to the financial statements, which, among others, also considered the internal controls related to the calculation model adopted for the establishment of provisions for labor and civil contingencies, which are recorded under the average historical losses criterion.

We tested the application of the mathematical models for the calculation of the average historical losses related to the labor and civil contingencies. We also tested the quantity of outstanding proceedings at the base date of the financial statements.

We performed confirmation procedures with the law firms responsible for the significant administrative and judicial proceedings to confirm the assessment of the prognosis, also considering the new events which occurred during the six-month period, the completeness of the information and the correct amount of the provisions.

With the support of our experts, we analyzed the reasonableness of the estimate of loss in the most significant tax, labor and civil proceedings.

We consider that the criteria and assumptions adopted by Management to remeasure the provision for contingent liabilities are reasonable, in all material respects, in the context of the financial statements.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Post-employment benefit plans (Notes 3n and 35)

The Bank has post-employment benefit plans with characteristics of defined benefit, arising from existing plans in institutions acquired in former years, whose amounts are significant in the context of the financial statements, and involve the need to use an adequate database, and the establishment of assumptions with a high degree of subjectivity, such as: discount, inflation and mortality rates.

This was an area of focus in our audit, since changes in assumptions may result in significant impacts on the obligations related to defined benefit plans. In addition, the establishment of assumptions involves a significant degree of judgment by Management.

We carried out procedures to update our understanding of and test the significant internal controls that involve the recording and measurement of liabilities arising from post-employment benefit plans. Among others, our tests considered the controls related to the completeness and adequacy of the databases, the existence and correct amount of the assets of the benefit plans, and the approval of assumptions considered in the actuarial calculations.

We updated our understanding of the methodologies and judgments used by Management to determine the assumptions applied in the calculation of the obligations in comparison with market parameters.

We confirmed the consistency of the most significant assumptions adopted in the actuarial calculations with those adopted in the last annual actuarial assessment, as well as evaluated the reasonableness of the changes in assumptions made by management.

Also, on a sample basis, we tested the existence and the recalculation of the fair value of the plan assets.

We consider that the criteria and assumptions adopted by Management to determine the provision for post-employment benefit plans are reasonable, in all material respects, in the context of the financial statements.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of the fair value of certain financial instruments and derivatives with low liquidity and without an active market (Notes 3g, 3h and 6)

The measurement of the fair value of financial instruments was an area of focus of our audit due to its significance in the context of the financial statements, and the involvement of a high level of judgment by Management, since the measurement depends on valuation techniques carried out through internal models, which are based on certain assumptions for the valuation of instruments with low liquidity and without an active market and/or observable data. These financial instruments mostly comprise investments in securities issued by companies and derivative contracts.

We carried out procedures to update our understanding of and test the significant internal controls that involve the measurement, recognition and disclosure of the fair value of financial instruments and derivatives.

With the assistance of our experts in the pricing of financial instruments, we updated our understanding of the pricing calculation methodologies, analyzed the reasonableness of the assumptions used by Management to prepare pricing curves and internal models, and also verified the alignment of these assumptions and models with the practices adopted in the market.

We performed independent valuation tests of certain transactions, selected on sampling basis.

We consider that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are reasonable, in all material respects, in the context of the financial statements.

Banco Santander (Brasil) S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Information technology environment (Note 36)

Banco Santander (Brasil) S.A. has a business environment that is highly dependent on technology, requiring a complex infrastructure to support the high volume of transactions processed daily in its several systems.

The risks inherent to information technology, associated with deficiencies in processes and controls that support the processing of the technology systems, considering the legacy systems and existing technology environments, could result in the incorrect processing of critical information, including those used in the preparation of the financial statements. Therefore, this was considered an area of focus in our audit.

With the assistance of our system experts, we evaluated the design and tested the operating effectiveness of the controls related to the management of the information technology environment, including the compensating controls established.

The procedures carried out involved the combination of the control tests, and, when applicable, the testing of compensating controls, as well as the conduction of tests regarding the key processes related to information security, the development and maintenance of systems, and the operation of computers related to the infrastructure that supports the Bank's business, including the management of accesses, treatment of incidents, segregation of duties, and cyber security aspects.

As a result of this work, we determined the nature and extent of our auditing procedures, and considered that the technology environment processes and controls, associated with the compensating controls and tests conducted, provided a reasonable basis for the result of our audit of the financial statements.

Other matters

Statements of value added

The parent company and consolidated Statements of Value Added for the six-month period ended June 30, 2017, prepared under the responsibility of the Bank's management, and whose presentation is required by the Brazilian corporate legislation for listed companies, but is considered supplementary information for BACEN purposes, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Added Value". In our opinion, these Statements of Value Added have been properly prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Banco Santander (Brasil) S.A.

Other information accompanying the parent company and consolidated financial statements and the independent auditor's report

The Bank's management is responsible for the other information that comprises the Management Report.

Our opinion on the parent company and consolidated financial statements does not cover the Management Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the parent company and consolidated financial statements

Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company and consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank and its subsidiaries' financial reporting process.

Auditor's responsibilities for the audit of the parent company and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the parent company and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Banco Santander (Brasil) S.A.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Banco Santander (Brasil) S.A.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current six-month period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, July 27, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Contador CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
	Notes	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Current Assets		361,595,864	415,387,948	379,951,740	417,681,331
Cash	4	8,005,900	4,752,105	8,261,170	5,209,299
Interbank Investments	5	74,029,149	82,664,203	51,344,170	64,128,669
Money Market Investments		38,829,567	47,267,423	38,899,566	47,348,950
Interbank Deposits		23,815,352	20,916,969	1,059,884	2,297,503
Foreign Currency Investments		11,384,230	14,479,811	11,384,720	14,482,216
Securities and Derivative Financial
Instruments	6	58,071,224	72,407,332	64,858,773	68,162,612
Own Portfolio		24,060,189	20,596,018	26,714,696	24,943,865
Subject to Repurchase Commitments		30,070,504	40,580,830	22,596,608	23,937,985
Derivative Financial Instruments		3,663,557	9,925,352	11,813,236	14,611,347
Linked to Central Bank of Brazil		9,353	430,423	39,771	430,423
Privatization Certificates		835	864	835	864
Linked to Guarantees		266,786	873,845	3,693,627	4,238,128
Interbank Accounts	7	67,472,827	60,963,588	67,861,196	61,309,702
Payments and Receipts Pending Settlement		1,865,666	1,787,281	1,865,666	1,787,281
Restricted Deposits:		64,625,300	59,153,524	65,013,669	59,499,638
Central Bank Deposits		64,623,451	59,153,380	65,011,820	59,499,494
National Housing System		1,849	144	1,849	144
Interbank Transfers		956,676	-	956,676	-
Correspondents		25,185	22,783	25,185	22,783
Lending Operations	8	70,876,854	72,338,416	97,745,448	90,661,396
Public Sector		6,223	6,150	6,223	18,694
Private Sector		74,530,329	75,760,478	101,810,963	94,589,938
Lending Operations Assignment		-	-	254,072	-
(Allowance for Loan Losses)	8.f	(3,659,698)	(3,428,212)	(4,325,810)	(3,947,236)
Leasing Operations	8	-	10	1,388,713	1,516,648
Private Sector		-	11	1,415,486	1,539,926
(Allowance for Lease Losses)	8.f	-	(1)	(26,773)	(23,278)
Other Receivables		81,895,544	121,154,346	86,529,904	124,809,060
Credits for Guarantees Honored		155,152	1,408	155,152	1,408
Foreign Exchange Portfolio	9	43,875,289	73,840,798	43,875,289	73,840,798
Income Receivable		717,526	724,848	723,560	633,934
Trading Account	10	1,012,205	4,417,915	1,306,631	4,714,352
Tax Credits	11	8,187,816	6,731,316	9,137,165	7,491,378
Others	12	28,366,454	35,738,849	31,798,545	38,463,812
(Allowance for Other Receivables Losses)	8.f	(418,898)	(300,788)	(466,438)	(336,622)
Other Assets		1,244,366	1,107,948	1,962,366	1,883,945
Non-Current Assets Held for Sale		130,713	-	130,713	487,386
Other Assets		850,617	742,909	1,357,437	745,104
(Allowance for Valuation)		(345,365)	(85,110)	(411,207)	(85,110)
Prepaid Expenses		608,401	450,149	885,423	736,565

Long-Term Assets		294,803,910	282,939,919	261,042,838	224,656,156
Interbank Investments	5	17,564,474	14,631,661	254,929	148,918
Interbank Deposits		17,564,474	14,631,661	254,929	148,918
Securities and Derivative Financial
Instruments	6	142,154,008	149,273,128	103,531,861	81,825,511
Own Portfolio		28,057,587	40,389,191	21,396,866	17,876,605
Subject to Repurchase Commitments		94,841,657	87,351,727	61,763,717	41,363,441
Derivative Financial Instruments		6,415,008	8,741,230	6,537,050	8,787,758
Linked to Central Bank of Brazil		2,293,487	4,001,430	2,293,487	4,001,430
Privatization Certificates		1,536	2,197	1,536	2,197
Linked to Guarantees		10,544,733	8,787,353	11,539,205	9,794,080
Interbank Accounts	7	273,429	167,818	273,429	167,818
Restricted Deposits:		273,429	167,818	273,429	167,818
National Housing System		273,429	167,818	273,429	167,818
Lending Operations	8	85,541,789	83,732,868	101,035,508	100,602,530
Public Sector		69,194	91,437	69,194	91,437
Private Sector		96,542,769	94,621,535	112,759,995	112,140,977
Lending Operations Related to Assignment		166,907	161,760	166,907	161,760
(Allowance for Loan Losses)	8.f	(11,237,081)	(11,141,864)	(11,960,588)	(11,791,644)
Leasing Operations	8	1	1	1,253,383	1,341,175
Private Sector		1	1	1,292,064	1,375,554
(Allowance for Lease Losses)	8.f	-	-	(38,681)	(34,379)
Other Receivables		48,743,934	34,299,059	54,110,386	39,612,224
Receivables for Guarantees Honored		217,817	46,983	217,817	46,983
Foreign Exchange Portfolio	9	1,349,281	1,950,009	1,349,281	1,950,009
Income Receivable		211,475	195,929	211,475	195,929
Tax Credits	11	16,630,276	17,244,479	18,775,476	19,209,228
Others	12	30,672,241	15,205,411	33,967,324	18,622,702
(Allowance for Other Receivables Losses)	8.f	(337,156)	(343,752)	(410,987)	(412,627)
Other Assets		526,275	835,384	583,342	957,980
Temporary Assets		101,765	101,801	101,773	97,669
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		426,275	735,348	483,342	862,084

Permanent Assets		27,067,669	27,386,829	12,055,863	12,856,769
Investments		17,633,773	16,342,209	372,046	163,677
Investments in Affiliates and Subsidiaries:	15	17,614,342	16,323,585	352,301	144,994
Domestic		14,784,982	13,616,536	352,301	144,994
Foreign		2,829,360	2,707,049	-	-
Other Investments		50,639	51,824	56,467	57,683
(Allowance for Losses)		(31,208)	(33,200)	(36,722)	(39,000)
Fixed Assets	16	5,792,681	6,266,748	7,174,288	6,825,304
Real Estate		2,510,711	2,549,647	2,824,668	2,656,793
Others		11,154,741	10,845,935	12,920,893	12,054,483
(Accumulated Depreciation)		(7,872,771)	(7,128,834)	(8,571,273)	(7,885,972)
Intangibles	17	3,641,215	4,777,872	4,509,529	5,867,788
Goodwill		26,120,037	26,120,037	27,459,096	27,475,274
Intangible Assets		9,054,525	7,728,064	9,556,539	8,207,413
(Accumulated Amortization)		(31,533,347)	(29,070,229)	(32,506,106)	(29,814,899)
Total Assets		683,467,443	725,714,696	653,050,441	655,194,256

Current Liabilities		483,265,716	491,795,303	446,880,719	416,315,825
Deposits	18.a	159,314,833	156,876,708	119,132,346	90,572,173
Demand Deposits		16,181,314	14,947,783	16,175,261	14,916,777
Savings Deposits		37,063,761	34,516,967	37,063,761	34,516,967
Interbank Deposits		41,576,265	68,759,348	2,376,196	2,594,097
Time Deposits		64,493,493	38,652,610	63,516,999	38,544,332
Other Deposits		-	-	129	-
Money Market Funding	18.b	134,348,416	128,351,732	122,519,798	107,669,464
Own Portfolio		121,243,006	103,308,288	118,313,262	96,639,155
Third Parties		9,233,670	20,437,515	334,796	6,424,380
Linked to Trading Portfolio Operations		3,871,740	4,605,929	3,871,740	4,605,929
Funds from Acceptance and Issuance of
Securities	18.c	72,382,827	56,793,962	74,201,290	58,951,805
Exchange Acceptances		-	-	550,982	500,949
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		68,113,470	50,302,270	69,380,951	51,959,164
Securities Issued Abroad		3,381,921	5,532,563	3,381,921	5,532,563
Funding by Structured Operations Certificates		887,436	959,129	887,436	959,129
Interbank Accounts	7	1,789,616	1,650,829	1,789,616	1,650,829
Receipts and Payments Pending Settlement		1,667,988	1,577,089	1,667,988	1,577,089
Correspondents		121,628	73,740	121,628	73,740
Interbranch Accounts		2,718,940	2,443,059	2,718,940	2,443,103
Third-Party Funds in Transit		2,718,807	2,442,609	2,718,807	2,442,609
Internal Transfers of Assets		133	450	133	494
Borrowings	18.e	28,369,772	24,795,141	27,145,739	23,877,232
Local Borrowings - Other Institutions		-	2,167	96,727	39,907
Foreign Borrowings		28,369,772	24,792,974	27,049,012	23,837,325
Domestic Onlendings - Official Institutions	18.e	5,284,626	4,652,885	5,284,626	4,652,885
National Treasury		-	105	-	105
National Economic and Social Development
Bank (BNDES)		2,889,097	2,041,128	2,889,097	2,041,128
Federal Savings and Loan Bank (CEF)		3,836	4,179	3,836	4,179
National Equipment Financing Authority (FINAME)		2,237,026	2,456,447	2,237,026	2,456,447
Other Institutions		154,667	151,026	154,667	151,026
Derivative Financial Instruments	6	3,331,840	7,251,618	11,482,135	11,903,704
Derivative Financial Instruments		3,331,840	7,251,618	11,482,135	11,903,704
Other Payables		75,724,846	108,979,369	82,606,229	114,594,630
Collected Taxes and Other		1,347,048	1,261,728	1,380,000	1,281,810
Foreign Exchange Portfolio	9	38,419,277	64,948,465	38,419,277	64,948,465
Social and Statutory		386,289	742,237	411,199	765,935
Tax and Social Security	19	1,136,049	2,034,000	1,820,893	2,537,889
Trading Account	10	127,294	3,193,317	600,497	3,584,044
Subordinated Debt	20	493,564	8,227,285	493,564	8,227,285
Debt Instruments Eligible to Compose Capital	21	112,989	178,385	112,989	178,385
Others	22	33,702,336	28,393,952	39,367,810	33,070,817

Long-Term Liabilities		139,033,121	173,718,887	142,248,281	176,719,327
Deposits	18.a	62,789,361	46,866,028	59,483,019	43,975,521
Interbank Deposits		2,873,132	2,117,198	518,165	7,203
Time Deposits		59,916,229	44,748,830	58,964,854	43,968,318
Money Market Funding	18.b	27,563,237	45,089,063	27,563,237	45,089,063
Own Portfolio		2,477,107	23,703,068	2,477,107	23,703,068
Linked to Trading Portfolio Operations		25,086,130	21,385,995	25,086,130	21,385,995
Funds from Acceptance and Issuance of
Securities	18.c	8,529,425	39,266,334	10,938,005	41,294,929
Exchange Acceptances		-	-	519,796	422,263
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		8,076,017	39,045,330	9,964,801	40,651,662
Securities Issued Abroad		10,597	199,708	10,597	199,708
Funding by Structured Operations Certificates		442,811	21,296	442,811	21,296
Borrowings	18.e	465,988	3,740,601	861,752	3,767,609
Local Borrowings - Other Institutions		-	-	395,764	27,008
Foreign Borrowings		465,988	3,740,601	465,988	3,740,601
Domestic Onlendings - Official Institutions	18.e	11,556,983	11,281,036	11,556,983	11,281,036
National Treasury		-	209	-	209
National Economic and Social Development
Bank (BNDES)		7,200,942	6,087,372	7,200,942	6,087,372
Federal Savings and Loan Bank (CEF)		91,365	99,355	91,365	99,355
National Equipment Financing Authority (FINAME)		4,260,140	5,086,803	4,260,140	5,086,803
Other Institutions		4,536	7,297	4,536	7,297
Derivative Financial Instruments	6	5,233,302	5,931,946	5,436,691	6,145,640
Derivative Financial Instruments		5,233,302	5,931,946	5,436,691	6,145,640
Other Payables		22,894,825	21,543,879	26,408,594	25,165,529
Foreign Exchange Portfolio	9	1,215,827	1,584,259	1,215,827	1,584,259
Tax and Social Security	19	1,743,031	1,003,365	2,098,846	1,363,446
Negotiation and Intermediation of Securities	10	734	40,427	734	40,427
Subordinated Debts	20	-	447,612	-	447,612
Debt Instruments Eligible to Compose Capital	21	8,325,272	8,009,815	8,325,272	8,009,815
Others	22	11,609,961	10,458,401	14,767,915	13,719,970

Deferred Income		332,503	353,730	519,396	371,801
Deferred Income		332,503	353,730	519,396	371,801

Stockholders' Equity	24	60,836,103	59,846,776	60,857,536	59,849,691
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		359,687	412,934	361,250	416,086
Profit Reserves		6,053,294	4,807,965	6,052,109	4,807,964
Adjustment to Fair Value		(1,899,809)	(1,925,037)	(1,878,754)	(1,947,215)
Retained Earnings		-	-	-	21,942
(-) Treasury Shares		(677,069)	(449,086)	(677,069)	(449,086)

Non Controlling Interest	24.f	-	-	2,544,509	1,937,612

Total Stockholders' Equity		60,836,103	59,846,776	63,402,045	61,787,303

Total Liabilities		683,467,443	725,714,696	653,050,441	655,194,256
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Financial Income		39,779,081	45,669,811	39,726,635	43,394,855
Lending Operations		18,761,132	12,385,943	23,614,295	16,541,839
Leasing Operations		-	-	210,894	223,834
Securities Transactions	6.a	14,956,539	17,668,142	9,742,202	11,241,378
Derivatives Transactions		1,016,304	5,068,959	1,093,569	4,776,017
Foreign Exchange Operations		1,921,608	7,205,256	1,919,546	7,250,981
Operations of Sale or Transfer of Financial Assets		-	626	4,475	2,557
Compulsory Deposits		3,123,498	3,340,885	3,141,654	3,358,249

Financial Expenses		(29,755,255)	(30,061,977)	(27,195,978)	(26,039,758)
Funding Operations Market	18.d	(23,178,243)	(31,316,950)	(19,697,903)	(26,357,759)
Borrowings and Onlendings Operations		(1,391,534)	6,253,906	(1,536,919)	6,071,078
Leasing Operations		(19)	(77)	-	-
Allowance for Loan Losses	8.f	(5,185,459)	(4,998,856)	(5,961,156)	(5,753,077)

Gross Profit From Financial Operations		10,023,826	15,607,834	12,530,657	17,355,097

Other Operating (Expenses) Income		(4,897,903)	(6,045,452)	(6,424,513)	(7,226,177)
Income from Services Rendered	27	4,227,312	4,294,324	5,473,803	4,848,800
Income from Banking Fees	27	1,644,795	1,291,862	2,027,491	1,569,906
Personnel Expenses	28	(3,425,266)	(3,263,111)	(3,740,663)	(3,600,071)
Other Administrative Expenses	29	(4,956,564)	(4,798,796)	(5,684,534)	(5,525,735)
Tax Expenses	30	(1,329,403)	(2,002,622)	(1,729,439)	(2,332,036)
Investments in Affiliates and Subsidiaries	15	882,644	486,401	16,009	670
Other Operating Income	31	1,712,644	1,716,331	2,039,865	2,227,047
Other Operating Expenses	32	(3,654,065)	(3,769,841)	(4,827,045)	(4,414,758)

Operating Income		5,125,923	9,562,382	6,106,144	10,128,920

Non-Operating Income	33	(212,188)	23,201	(278,077)	20,626

Income Before Taxes on Income and Profit Sharing		4,913,735	9,585,583	5,828,067	10,149,546

Income Tax and Social Contribution	34	(583,413)	(6,455,474)	(1,268,874)	(6,917,171)
Provision for Income Tax		(733,994)	(849,901)	(1,166,182)	(1,121,228)
Provision for Social Contribution Tax		(557,949)	(799,630)	(881,297)	(1,022,457)
Deferred Tax Credits		708,530	(4,805,943)	778,605	(4,773,486)

Profit Sharing		(622,131)	(574,888)	(664,928)	(614,110)

Non Controlling Interest	24.f	-	-	(190,344)	(58,159)

Net Income		3,708,191	2,555,221	3,703,921	2,560,106

Number of Shares (Thousands)	24.a	7,502,370	7,514,070
Net Income per Thousand Shares (R$)		494.27	340.06
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2015		57,000,000	433,473	1,838,374	914,370	(3,657,416)	(141,913)	(1,141,646)	-	(423,953)	54,821,289
Employee Benefit Plan		-	-	-	-	-	-	(170,570)	-	-	(170,570)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(25,108)	(25,108)
Result of Treasury Shares	24.d	-	(5,964)	-	-	-	-	-	-	-	(5,964)
Reservations for Share - Based Payment		-	(14,575)	-	-	-	-	-	-	-	(14,575)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	2,976,394	210,114	-	-	-	3,186,508
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)
Net Income		-	-	-	-	-	-	-	2,555,221	-	2,555,221
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,927,460	-	-	-	(1,927,460)	-	-
Balances as of June 30, 2016		57,000,000	412,934	1,966,135	2,841,830	(681,022)	68,201	(1,312,216)	-	(449,086)	59,846,776

Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Employee Benefit Plans		-	-	-	-	-	-	(441,896)	-	-	(441,896)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(163,011)	(163,011)
Result of Treasury Shares	24.d	-	(344)	-	-	-	-	-	-	-	(344)
Reservations for Share - Based Payment		-	(35,894)	-	-	-	-	-	-	-	(35,894)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	644,359	49,423	-	-	-	693,782
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(24)	(24)
Net Income		-	-	-	-	-	-	-	3,708,191	-	3,708,191
Allocations:
Legal Reserve	24.c	-	-	176,445	-	-	-	-	(176,445)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,852,468	-	-	-	(2,852,468)	-	-
Initial Adoption - Resolution 4,512 of the National Monetary Council (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of June 30, 2017		57,000,000	359,687	2,290,901	3,762,393	507,546	118,021	(2,525,376)	-	(677,069)	60,836,103
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED

In thousands of Brazilian Real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2015		57,000,000	436,389	1,838,374	936,746	(3,684,924)	(141,913)	(1,141,646)	-	(423,953)	54,819,073	1,956,130	56,775,203
Employee Benefit Plan		-	-	-	-	-	-	(170,570)	-	-	(170,570)	-	(170,570)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(25,108)	(25,108)	-	(25,108)
Result of Treasury Shares	24.d	-	(5,964)	-	-	-	-	-	-	-	(5,964)	-	(5,964)
Reservations for Share - Based Payment		-	(14,339)	-	-	-	-	-	-	-	(14,339)	-	(14,339)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	2,976,394	210,114	-	-	-	3,186,508	-	3,186,508
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(25)	(25)	-	(25)
Net Income		-	-	-	-	-	-	-	2,560,106	-	2,560,106	-	2,560,106
Allocations:
Legal Reserve	24.c	-	-	127,761	-	-	-	-	(127,761)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	1,905,083	5,330	-	-	(1,910,403)	-	10	-	10
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	(58,159)	(58,159)
Others		-	-	-	-	-	-	-	-	-	-	39,641	39,641
Balances as of June 30, 2016		57,000,000	416,086	1,966,135	2,841,829	(703,200)	68,201	(1,312,216)	21,942	(449,086)	59,849,691	1,937,612	61,787,303

Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Plano de Benefícios a Funcionários		-	-	-	-	-	-	(441,896)	-	-	(441,896)	-	(441,896)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	(163,011)	(163,011)	-	(163,011)
Result of Treasury Shares	24.d	-	(344)	-	-	-	-	-	-	-	(344)	-	(344)
Reservations for Share - Based Payment		-	(35,357)	-	-	-	-	-	-	-	(35,357)	-	(35,357)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	644,359	49,423	-	-	-	693,782	-	693,782
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(24)	(24)	-	(24)
Net Income		-	-	-	-	-	-	-	3,703,921	-	3,703,921	-	3,703,921
Allocations:
Legal Reserve	24.c	-	-	176,446	-	-	-	-	(176,446)	-	-	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(500,000)	-	(500,000)	-	(500,000)
Reserve for Dividend Equalization	24.c	-	-	-	2,836,204	20,212	-	-	(2,848,197)	-	8,219	-	8,219
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	190,344	190,344
Initial Adoption - Resolution 4,512 of the National Monetary Council (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(171,581)	(171,581)
Balances as of June 30, 2017		57,000,000	361,250	2,290,902	3,761,207	528,601	118,021	(2,525,376)	-	(677,069)	60,857,536	2,544,509	63,402,045
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

In thousands of Brazilian Real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Operational Activities
Net Income		3,708,191	2,555,221	3,703,921	2,560,106
Adjustment to Net Income		6,360,411	10,304,503	8,566,703	11,826,199
Allowance for Loan Losses	8.f	5,185,459	4,998,856	5,961,156	5,753,077
Provision for Legal Proceedings and Administrative and Legal Obligations		1,501,240	1,236,505	1,771,170	1,428,096
Deferred Tax Credits		(1,037,787)	5,151,300	(1,129,351)	5,094,946
Equity in Affiliates and Subsidiaries	15	(882,644)	(486,401)	(16,009)	(670)
Depreciation and Amortization	29	1,653,558	1,565,587	1,902,254	1,770,246
Recognition (Reversal) Allowance for Other Assets Losses	33	266,948	11,431	332,769	11,358
Result on Sale of Other Assets	33	(2,145)	(12,788)	(3,169)	(12,923)
Result on Impairment of Assets	32	22,215	-	22,215	6
Result on Sale of Investments	33	(1,787)	-	1,026	671
Provision for Financial Guarantees	33	(48,668)	-	(48,668)	-
Monetary Adjustment of Escrow Deposits	31	(241,911)	(282,817)	(322,961)	(389,630)
Recoverable Taxes	31	(109,848)	(82,300)	(150,390)	(121,937)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		(293)	2,743,474	(293)	2,832,631
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		106,260	(4,539,012)	106,260	(4,539,012)
Others		(50,186)	668	140,694	(660)
Changes on Assets and Liabilities		24,454,519	(8,759,390)	23,371,633	(9,777,156)
Decrease (Increase) in Interbank Investments		5,271,685	(15,619,103)	9,625,639	(14,369,472)
Decrease (Increase) in Securities and Derivative Financial Instruments		19,088,762	(24,131,698)	(1,086,328)	(7,195,364)
Decrease (Increase) in Lending and Leasing Operations		(4,926,844)	7,578,803	(9,370,914)	7,447,297
Decrease (Increase) in Deposits on Central Bank of Brazil		(3,801,903)	(4,324,167)	(3,813,172)	(4,403,686)
Decrease (Increase) in Other Receivables		51,416,950	11,013,626	51,638,538	10,424,194
Decrease (Increase) in Other Assets		(183,987)	(347,155)	(104,552)	(332,196)
Net Change on Other Interbank and Interbranch Accounts		(843,174)	(1,508,424)	(843,218)	(1,508,424)
Increase (Decrease) in Deposits		13,244,541	2,639,483	32,910,202	(7,338,318)
Increase (Decrease) in Money Market Funding		(9,652,069)	25,742,063	(10,840,702)	17,798,096
Increase (Decrease) in Borrowings		(2,708,816)	(6,935,738)	(2,641,234)	(7,901,435)
Increase (Decrease) in Other Liabilities		(42,418,042)	(2,670,420)	(41,478,384)	(1,751,324)
Increase (Decrease) in Change in Deferred Income		(32,584)	(10,442)	(45,010)	(13,665)
Tax Paid		-	(186,218)	(579,232)	(632,859)
Net Cash Provided by (Used in) Operational Activities		34,523,121	4,100,334	35,642,257	4,609,149
Investing Activities
Acquisition of Investment		(358)	(611)	(358)	(114,244)
Acquisition of Fixed Assets		(257,329)	(304,973)	(389,151)	(479,343)
Acquisition of Intangible Assets		(552,840)	(705,983)	(584,419)	(725,032)
Acquisition of Non-Current Assets Held for Sale	13	(43,713)	-	(43,713)	-
Net Cash Received on Sale/Reduction of Investments		3,336	233	5,563	234
Acquisition of Subsidiary, less Net Cash on Acquisition		-	-	(8,464)	-
Proceeds from Assets not in Use		31,654	104,747	44,508	105,077
Proceeds from Property for Own Use		14,998	6,311	34,644	42,765
Dividends and Interest on Capital Received		831,598	1,037,972	90,335	37,005
Change in the Scope of Consolidation	15	-	-	(3,758)	-
Net Cash Provided by (Used in) Investing Activities		27,346	137,696	(846,349)	(1,133,538)
Financing Activities
Acquisition of Own Share	24.d	(163,011)	(25,108)	(163,011)	(25,108)
Issuance of Long - Term Emissions		22,433,722	28,867,361	23,479,864	30,026,828
Long - Term Payments		(47,673,547)	(33,476,449)	(48,839,090)	(35,011,688)
Debt Instruments Eligible to Compose Capital - Payments		(311,362)	(383,445)	(311,362)	(383,445)
Dividends and Interest on Capital Paid		(4,604,204)	(2,787,459)	(4,811,109)	(2,787,619)
Increase (Decrease) on Non Controlling Interest		-	-	(49,446)	(18,518)
Net Cash Provided by (Used in) Financing Activities		(30,318,402)	(7,805,100)	(30,694,154)	(8,199,550)
Exchange Variation on Cash and Cash Equivalents		293	(2,743,474)	293	(2,832,631)
Increase (Decrease) in Cash and Cash Equivalents		4,232,358	(6,310,544)	4,102,047	(7,556,570)
Cash and Cash Equivalents at the Beginning of Period	4	17,847,678	31,348,083	18,133,177	33,133,182
Cash and Cash Equivalents at the End of Period	4	22,080,036	25,037,539	22,226,760	25,576,612
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED

In thousands of Brazilian Real - R$, unless otherwise stated

					Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Notes	06/30/2017		06/30/2016		06/30/2017		06/30/2016

Financial Income		39,779,081		45,669,811		39,726,635		43,394,855
Income from Services Rendered and Banking Fees	27	5,872,107		5,586,186		7,501,294		6,418,706
Allowance for Loans Losses	8.f	(5,185,459)		(4,998,856)		(5,961,156)		(5,753,077)
Other Income and Expenses		(2,131,394)		(2,030,309)		(3,043,042)		(2,167,079)
Financial Expenses		(24,569,796)		(25,063,121)		(21,234,822)		(20,286,681)
Third-party Input		(2,964,934)		(2,892,113)		(3,434,950)		(3,388,838)
Materials, Energy and Others		(121,198)		(146,983)		(124,906)		(152,286)
Third-Party Services	29	(944,673)		(887,844)		(1,130,258)		(1,067,923)
Impairment of Assets	32	(22,215)		-		(22,215)		(6)
Others		(1,876,848)		(1,857,286)		(2,157,571)		(2,168,623)
Gross Added Value		10,799,605		16,271,598		13,553,959		18,217,886
Retentions
Depreciation and Amortization	29	(1,653,558)		(1,565,587)		(1,902,254)		(1,770,246)
Added Value Produced Net		9,146,047		14,706,011		11,651,705		16,447,640
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	882,644		486,401		16,009		670
Added Value to Distribute		10,028,691		15,192,412		11,667,714		16,448,310
Added Value Distribution
Employee		3,583,930	35.7%	3,395,469	22.3%	3,896,383	33.4%	3,720,699	22.7%
Compensation	28	1,984,640		1,865,360		2,171,898		2,068,385
Benefits	28	676,264		672,526		728,280		728,924
Government Severance Indemnity Funds for Employees - FGTS		183,676		143,348		200,834		160,881
Others		739,350		714,235		795,371		762,509
Taxes and Contributions		2,376,283	23.7%	8,900,626	58.7%	3,507,521	30.1%	9,742,689	59.2%
Federal		2,112,416		8,660,427		3,193,813		9,464,883
State		435		272		548		394
Municipal		263,432		239,927		313,160		277,412
Compensation of Third-Party Capital - Rental	29	360,287	3.6%	341,096	2.2%	369,545	3.2%	366,657	2.2%
Remuneration of Interest on Capital		3,708,191	37.0%	2,555,221	16.8%	3,894,265	33.4%	2,618,265	15.9%
Interest on Capital	24.b	500,000		500,000		500,000		500,000
Profit Reinvestment		3,208,191		2,055,221		3,203,921		2,060,106
Participation Results of Non-Controlling Shareholders	24.f	-		-		190,344		58,159
Total		10,028,691	100.0%	15,192,412	100.0%	11,667,714	100.1%	16,448,310	100.0%
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian Real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Central Bank of Brazil (Bacen), established as a corporation, with headquarters at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, lending and financing, mortgage lending, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates in the payment institution, leasing, buying club management and securities, insurance brokerage operations, capitalization and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

Banco Santander's financial statements, which include its foreign branches (Bank) and the consolidated financial statements (Consolidated) have been prepared in accordance with accounting practices, established by Brazilian Corporate Law, in conjunction with standards set forth by the National Monetary Council (CMN), the Bacen, and the standard chart of Accounts for Financial Institutions (COSIF) and the Brazilian Securities and Exchange Commission (CVM), which do not conflict with the rules issued by Bacen and show all relevant information concerned to the financial statements, which are consistent with those used by Management in its management. The consolidated financial statements include the Bank and its affiliates and subsidiaries listed in Note 15 and investment funds, where the Santander Group companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories that were originally allocated. As of January 1, 2017, pursuant to CMN Resolution No. 4,517 of August 24, 2016, equity interests in jointly-owned subsidiaries were evaluated under the equity method on a prospective basis.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander in its management.

Investment Funds Consolidated

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty) (5);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

• Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

• BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4); and

• Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sell its duplicates (receivables related to vehicles invoiced to dealers of the automaker) to the Fund. This Fund buys only duplicates from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated quotas.

(2) The Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated quotas. This Fund buys exclusively credit operations from Banco RCI Brasil S.A.

(3) The Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only an investor. The Banco RCI Brasil S.A. holds 100% of subordinated shares. This fund was established and became consolidated in September 2016.

(4) This fund was established and became consolidated in August 2016. It is a structure where the Banco Santander figured as lender of certain debts (loans). The real object guarantee of said operations were converted into capital contributions by the Real Estate Fund in conjunction concomitant transfer of the same shares to Banco Santander through dation process of payment of the above credit operations payments.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of the Santander Paraty and the Sub-fund Santander FI Hedge Strategies, based in Ireland, and both are fully consolidated in its financial statements. The Irish market, an investment fund cannot act directly and, therefore, there was the need to create another structure (a sub-fund), Santander FI Hedge Strategies. The Santander Paraty has no equity position, and all derived position of the balance sheet of Santander FI Hedge Strategies.

During preparation of the consolidated financial statements were removed the equity in subsidiaries, significant receivable and payable balances, and revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated, and non-controlling interests are stated separately in stockholders’ equity and in the income statements. The balance sheet and income statement components of jointly-controlled subsidiaries have been consolidated proportionately to the equity interest held in the subsidiary.

Leasing operations have been reclassified, in order to reflect its financial position in conformity with the financial method of accounting.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates, the main as follow: provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the period ended on June 30, 2017 approved at the meeting held on July 25, 2017.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended June 30, 2017 were disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges, inflation adjustment and exchange rate changes earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Bacen that hold investments abroad: I - of the effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - foreign currency hedge transactions of investments abroad. These changes did not impact the financial statements of Banco Santander in the first quarter of 2017. Functional currency is the currency of the principal economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander.

Assets and liabilities of foreign branch and subsidiary are converted in real as follows:

• Assets and liabilities are converted at the exchange rate on the balance sheet date; and

• Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned and/or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to write down the cost of assets to their fair or realizable values.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity, are classified in short-term, in conformity with Bacen Letter 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, subject to an insignificant risk of change of value or with original maturity equal to ninety days or less.

Bank's management decided to segregate the line item "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities, consequently, the consolidated cash flow statements have been reclassified for six-month period ended June 30, 2016, with the aim of better presentation of the financial statements. Management considered such reclassifications as immaterial.

e) Interbank Investments and Credits Related to Bacen

Stated at their realizable or settlement amounts and include income, charges, inflation adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities employed in a repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

The Bank also employs third-party securities to perform sales transactions with repurchase agreements.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the counter position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired as collateral in a reverse repurchase agreement are transferred to the funded status when used for ballast sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For “reverse repo and sale” operations, when Bank assumes the short position selling the securities on the open market, the liability created is measured at its fair value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in profit or losses for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to fair value recorded on sale of these securities are transferred to income for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the realizable value of securities classified into available-for-sale and held-to-maturity are recognized in the income of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made at customers' request, on own account, or that do not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses recorded in income for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease of the effective portion is recorded against a separated caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative financial instrument and a non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts they are related to.

h) Minimum Requirements in the Process of Valuation Financial Instruments (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 issued on October 31, 2013 (entered into force on June 30, 2015) provides for minimum requirements to be observed in the pricing process of financial instruments measured at fair value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution include:

a) Securities classified as "trading" and "available for sale", according to the Central Bank Letter 3,068; of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution, the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, watching the prudential criteria, relevance and reliability. This review includes, among other factors, the credit risk spread in the market value of the registration of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending operations, leasing operations, advances on exchange contracts and other loans with credit characteristics. It is stated at present value, considering the indexes, interest rates and charges agreed, calculated "pro rata" days until the balance sheet date. For lending operations overdue 60 days from the recognition of revenue only occur when its actually received.

Normally, the Bank writes off loans as losses when they have overdue for 360 days. In the case of long-term credit operations (over 3 years) are written off when they complete 540 days late. Credit operations dropped to loss is recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The credit assignments without risk retention result in lower financial assets involved in the transaction, which are now kept in a compensation account. The result of the assignment of credit is fully recognized when they are realized.

Since January 2012, as determined by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit assignments with risk retention will have their results recognized by the remaining terms of operations, and financial assets subject to the assignment shall remain registered as lending operations and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on analysis of outstanding lending operations (past-due and current), past experience, future expectations, specific portfolio risks, and Management risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

Non-current assets held for sale and assets not for own use are generally recorded at the lower between value less costs to sell and their carrying amount at the date of classification in this category, and are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits will be derived or services will be provided in future years, are allocated to profit or loss over in accordance to the term of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Latter 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents as a result of the origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new operation originated and (ii) 3% of the value of portability object operation.

Such commissions must be fully recognized as expenses when it is incurred.

The Central Bank Latter 3,738 issued on December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as an expense.

The Bank is using this prerogative.

In accordance with Central Bank Latter 3,722 issued on October 2014, the accounting procedures previously described should be applied prospectively from January 2015.

From January 2020, if stills exists in assets of the entity unamortized balance of sales commission paid to the correspondent, this amount must be fully written off against income (expense).

l) Permanent Assets

Stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and valued considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

l.2) Fixed Assets

Depreciation of fixed assets is determined under the straight-line method at the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

On July 2015 the Bank revised the goodwill amortization rate related to Banco Real´s acquisition, this measure aims to suit original amortization rate on term, extension and proportion of future income. The amortization of this goodwill will be completed in October, 2017 (originally 2016).

Exclusivity contracts for provision of banking services are accounted the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, are allocated to income over the term of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Provision for Unearned Premiums (PPNG)

The PPNG consists of the portions of the net premiums of ceded coinsurance, corresponding to the periods of risks after policy conditions, calculated "pro rata" day as Circulating Susep 517/2015 and subsequent changes in the period between the issue and the beginning of the calculation of the provision is made considering the duration equal to the duration of the risk.

• Provision for Unearned Premiums-Current Risks but not Issued (PPNG-RVNE)

The PPNG-RVNE aims to estimate the share of unearned premiums relating to the risk already taken but that still do not have their insurance policies issued. This provision is estimated based on historical emissions behavior in delays, according to Actuarial Technical Note (NTA).

• Mathematical Provisions for Benefits Granted and Granted (PMBaC and PMBC)

The PMBaC are formed from the contributions collected through the financial regime of capitalization. The PMBC represent obligations in the form of continued income plans, being constituted by actuarial calculation for traditional types of plans.

• Provisions for Unsettled Claims (PSL)

The PSL is recognized based on notices received by Evidence Previdência S.A. (Evidence), related the single payments and accrued income, of the claims reported until the base date of calculation, including coinsurance accepted, gross of reinsurance and net of coinsurance ceded. The triggering event of the release of the provision due to payment, is characterized upon the financial settlement, of the receipt of the compensation payment receipt, annuity or losing income, or as other cases provided by law.

• PSL Lawsuit

Is constituted for all notices of claims in the lawsuit, based on the probability of loss and classified as probable, possible and remote.

The claims in the lawsuit are reviewed individually by the Legal Department to be sorted among these odds of loss, being updated whenever there is need.

In the PSL still monetary restatement and deals with legal fees of collapsing, as indexer and interest of 1% percent a month.

• Provision for Claims Incurred But not Reported (IBNR)

The IBNR should be made to cover claims incurred but not yet reported until the base date of calculation. For purposes of description of the methodology, we have adopted the term "claim" to set all claims and benefits of security risk plans. The Evidence does not have enough database to prepare its own methodology in this way is used technical procedures defined in Circulating Susep 517/2015 and subsequent changes.

• Provision of Related Expenses (PDR)

The PDR is constituted for the coverage of expected values relating to expenses related to claims. For structured plans in the financial scheme of simple sharing and allocation of capital, the provision covers the cost, alcoves and not alcoves, related to the settlement of claims or benefits, on the basis of claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of the plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

Covers the values relating to redemption to regulate, the returns of contributions or awards or the requested portability issues and that for whatever reason, have not yet been made.

• Provision of Supplementary Coverage (PCC)

The PCC shall be constituted when failure is observed in the technical provisions resulting from the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are recognized in accordance with the criteria below:

• Mathematical technical provisions for redemption results from accumulation of percentages applicable on payments made, capitalized with the interest rate provided for in the plan and update through the basic remuneration rate of savings account-Basic Reference Rate (TR);

• Provision for redemption of anticipated titles is constituted from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of rescue formed at the time of cancellation of the title and the provision for redemption of the matured bonds is formed after the end of the title;

• Provision for raffles to be held is made based on a percentage of pay portion and aims to cover draws the titles will compete, but that have not yet been carried out and the provision of raffles payable consists of titles drawn, but which have not yet been paid; and

• Administrative provision aims to reflect the present value of future expenses of savings bonds whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander apply CPC 33 (R1) that provides substantially the full recognition of liabilities when on account actuarial losses (actuarial deficit) recognized will not occur, in contrast to the equity (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultant, specialized consulting and approved by management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) may be reduced, if not achieved the goals of the modifier Return on Risk Weighted Assets (RoRWA), comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into account market conditions for each plan at the estimated fair value. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to vest.

Settlement in Cash

For share-based payments settled in cash (in the form of share valuation), the services provided are measured and the corresponding liabilities incurred in the fair value valuation of the shares at grant date and until the liability is settled, the fair value of liability is revaluated at the end of each reporting period and the date of settlement, with any changes in fair value recognized in the income. In order to recognize the staff costs in contrast with the provisions in "wages payable" throughout the term, reflecting the period in which services are received, the total liability is based on the best estimative of the amount of right of recovery of shares that will be acquired at the end of the exercise of validity and recognizes the value of the services received during the period of validity based on the best available estimative. Periodically, analysis is performed of the estimated number of stock appreciation rights to be acquired at the end of the grace exercise.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the transaction price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods of, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instrument contain both a debt instrument (liability), and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity net component (derivative convertible into ordinary shares).

In accordance to the COSIF, the hybrid capital instruments and debt represents obligations of financial institutions and should be recorded in specific accounts of the valued liabilities adjusted according for the effect of exchange rate variation, when denominated in currency foreign. All the remunerations related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was called) shall be accounted expenses in the period in compliance the accrual basis method.

In relation the stockholders' equity component, your registration occurs at the initial moment on grounds of their fair value, if different from zero.

The relevant details of these issued instruments composed nature are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the outflows of resources and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits, the legal opinion of the internal and external advisors, based on the best available information. For those which the risk of loss is possible, the provisions are not recorded and the information is disclosed in the financial statements (Note 23.h) and for the provisions for which the risk of loss is remote, no disclosure is required.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions, about which features no longer fit, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

On the favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered as new events and will be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and Cofins (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct financial expenses in the establishment of this base. PIS and Cofins expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for Cofins.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on income, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance companies and capitalization and 9% for other companies, levied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance companies and capitalization was raised from 15% to 20% for the period between September,1st 2015 and December, 31, 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

The Tax credits and deferred liabilities are calculated, basically, on certain temporary differences between book value and tax, tax losses, adjustments to fair value of securities and derivatives. The recognition of tax credits and deferred liabilities are made by rates applicable in the period which is estimated the realization of the assets or the settlement of the liabilities.

In accordance with the current regulation, the tax credits are recognized to the extent that it is probable recovery in base to the generation of future taxable income. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Recovery of Impairment Assets

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

Refers to income received before the maturity of the underlying obligation and include non-refundable income, primarily related to guarantees and sureties given and credit card annual fees. The allocation to income is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported in a separate shareholders' equity of the parent entity for purpose of presentation of the consolidated financial statements.

w) Financial Guarantees

The CMN Resolution 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016, established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, To be applied prospectively as from January 1, 2017. Financial institutions should assess the losses associated with the likelihood of future disbursements linked to financial guarantees provided in accordance with recognized credit risk management models and practices information and verifiable criteria. The provision should be sufficient to cover probable losses throughout the term of the guarantee provided and be reassessed at least monthly. Provisions related to financial guarantees rendered before January 1, 2017 were recorded against a shareholders' equity account, in accordance with Bacen standards.

x) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		06/30/2017	12/31/2016	06/30/2016	12/31/2015
Cash		8,005,900	5,513,365	4,752,105	5,231,627
Interbank Investments		14,074,136	12,334,313	20,285,434	26,116,456
Money Market Investments		1,980,061	1,053,105	5,594,038	3,993,155
Interbank Deposits		709,845	282,753	211,585	292,520
Foreign Currency Investments		11,384,230	10,998,455	14,479,811	21,830,781
Total		22,080,036	17,847,678	25,037,539	31,348,083

					Consolidated
		06/30/2017	12/31/2016	06/30/2016	12/31/2015
Cash		8,261,170	5,723,084	5,209,299	6,863,856
Interbank Investments		13,965,590	12,410,093	20,367,313	26,269,326
Money Market Investments		2,050,060	1,129,140	5,675,566	4,146,025
Interbank Deposits		530,810	282,753	211,585	292,520
Foreign Currency Investments		11,384,720	10,998,200	14,480,162	21,830,781
Total		22,226,760	18,133,177	25,576,612	33,133,182

5. Interbank Investments

					Bank
				06/30/2017	06/30/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	22,085,121	16,744,446	-	38,829,567	47,267,423
Own Portfolio	459,884	40	-	459,924	1,369,044
Treasury Bills - LFT	51,182	-	-	51,182	355
National Treasury Bills - LTN	200,426	-	-	200,426	731,075
National Treasury Notes - NTN	208,276	40	-	208,316	637,614
Third-party Portfolio	3,501,578	5,920,478	-	9,422,056	20,582,285
National Treasury Bills - LTN	1,109,958	1,013,647	-	2,123,605	7,430,206
National Treasury Notes - NTN	2,391,620	4,906,831	-	7,298,451	13,152,079
Sold Position	18,123,659	10,823,928	-	28,947,587	25,316,094
National Treasury Bills - LTN	4,955,512	1,378,471	-	6,333,983	8,431,285
National Treasury Notes - NTN	13,168,147	9,445,457	-	22,613,604	16,884,809
Interbank Deposits	6,245,638	17,569,714	17,564,474	41,379,826	35,548,630
Foreign Currency Investments	11,384,230	-	-	11,384,230	14,479,811
Total	39,714,989	34,314,160	17,564,474	91,593,623	97,295,864
Current				74,029,149	82,664,203
Long-term				17,564,474	14,631,661

					Consolidated
				06/30/2017	06/30/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	22,155,120	16,744,446	-	38,899,566	47,348,950
Own Portfolio	4,031,462	5,397,335	-	9,428,797	15,463,706
Treasury Bills - LFT	51,182	-	-	51,182	11,882
National Treasury Bills - LTN	270,426	-	-	270,426	5,814,222
National Treasury Notes - NTN	1,318,234	1,009,307	-	2,327,541	9,637,602
Debentures	2,391,620	4,388,028	-	6,779,648	-
Third-party Portfolio	-	523,183	-	523,183	6,569,150
National Treasury Bills - LTN	-	4,380	-	4,380	2,417,059
National Treasury Notes - NTN	-	518,803	-	518,803	4,152,091
Sold Position	18,123,658	10,823,928	-	28,947,586	25,316,094
National Treasury Bills - LTN	4,955,512	1,378,471	-	6,333,983	8,431,285
National Treasury Notes - NTN	13,168,146	9,445,457	-	22,613,603	16,884,809
Interbank Deposits	692,367	367,517	254,929	1,314,813	2,446,421
Foreign Currency Investments	11,384,720	-	-	11,384,720	14,482,216
Total	34,232,207	17,111,963	254,929	51,599,099	64,277,587
Current				51,344,170	64,128,669
Long-term				254,929	148,918

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				06/30/2017	06/30/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	35,016,261	116,415	-	35,132,676	39,286,461
Government Securities	34,696,074	117,323	-	34,813,397	35,547,302
Private Securities	320,187	(908)	-	319,279	3,739,159
Available-for-Sale Securities	144,498,568	(23,263)	1,048,478	145,523,783	155,447,611
Government Securities	77,388,067	(23,263)	1,266,776	78,631,580	56,434,490
Private Securities	67,110,501	-	(218,298)	66,892,203	99,013,121
Held-to-Maturity Securities	9,490,208	-	-	9,490,208	8,279,806
Government Securities	9,490,208	-	-	9,490,208	8,279,806
Total Securities	189,005,037	93,152	1,048,478	190,146,667	203,013,878
Derivatives (Assets)	25,168,026	(15,167,787)	78,326	10,078,565	18,666,582
Total Securities and Derivatives	214,173,063	(15,074,635)	1,126,804	200,225,232	221,680,460
Current				58,071,224	72,407,332
Long-term				142,154,008	149,273,128
Derivatives (Liabilities)	(23,313,323)	14,841,154	(92,973)	(8,565,142)	(13,183,564)
Current				(3,331,840)	(7,251,618)
Long-term				(5,233,302)	(5,931,946)

					Consolidated
				06/30/2017	06/30/2016
	Cost	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Amortized	Income	Equity	Amount	Amount
Trading Securities	39,689,855	185,297	-	39,875,152	39,530,911
Government Securities	37,905,265	134,724	-	38,039,989	38,762,434
Private Securities	1,784,590	50,573	-	1,835,163	768,477
Available-for-Sale Securities	99,429,950	(23,263)	1,268,301	100,674,988	78,778,301
Government Securities	80,393,211	(23,263)	1,424,143	81,794,091	60,042,865
Private Securities	19,036,739	-	(155,842)	18,880,897	18,735,436
Held-to-Maturity Securities	9,490,208	-	-	9,490,208	8,279,806
Government Securities	9,490,208	-	-	9,490,208	8,279,806
Total Securities	148,610,013	162,034	1,268,301	150,040,348	126,589,018
Derivatives (Assets)	24,723,226	(6,582,678)	209,738	18,350,286	23,399,105
Total Securities and Derivatives	173,333,239	(6,420,644)	1,478,039	168,390,634	149,988,123
Current				64,858,773	68,162,612
Long-term				103,531,861	81,825,511
Derivatives (Liabilities)	(15,002,781)	(1,590,617)	(325,428)	(16,918,826)	(18,049,344)
Current				(11,482,135)	(11,903,704)
Long-term				(5,436,691)	(6,145,640)

II) Trading Securities

				Bank				Consolidated
			06/30/2017	06/30/2016			06/30/2017	06/30/2016
		Adjustment				Adjustment
	Cost	to Fair Value -	Carrying	Carrying	Cost	to Fair Value -	Carrying	Carrying
Trading Securities	Amortized	Income	Amount	Amount	Amortized	Income	Amount	Amount
Government Securities	34,696,074	117,323	34,813,397	35,547,302	37,905,265	134,724	38,039,989	38,762,434
Treasury Bills - LFT	1,419,809	717	1,420,526	2,295,572	3,084,885	2,166	3,087,051	3,664,850
National Treasury Bills - LTN	13,527,933	40,002	13,567,935	13,415,504	13,527,933	40,002	13,567,935	13,685,289
National Treasury Notes - NTN A	214,675	(7,765)	206,910	195,268	214,675	(7,765)	206,910	195,268
National Treasury Notes - NTN B	14,882,917	45,216	14,928,133	14,107,111	15,275,380	39,755	15,315,135	14,460,934
National Treasury Notes - NTN C	52,837	8	52,845	52,797	1,204,489	21,421	1,225,910	1,275,043
National Treasury Notes - NTN F	4,408,052	34,528	4,442,580	5,325,878	4,408,052	34,528	4,442,580	5,325,878
Agricultural Debt Securities - TDA	189,169	4,572	193,741	154,471	189,169	4,572	193,741	154,471
Brazilian Foreign Debt Notes	682	45	727	701	682	45	727	701
Private Securities	320,187	(908)	319,279	3,739,159	1,784,590	50,573	1,835,163	768,477
Shares	475	(230)	245	4,896	227,768	7,749	235,517	83,774
Receivables Investment Fund - FIDC (1)	-	-	-	4,653	-	-	-	4,653
Investment Fund Shares in Participation - FIP	-	-	-	-	17,621	537	18,158	26,685
Investment Fund Shares	20,847	(66)	20,781	15,981	1,191,173	42,528	1,233,701	410,647
Investment Fund Real Estate	-	-	-	-	18,178	371	18,549	603
Debentures (3) (9)	234,062	(418)	233,644	3,634,379	234,062	(418)	233,644	79,930
Financial Bills - LF	-	-	-	-	30,418	-	30,418	80,237
Certificates of Real Estate Receivables - CRI	50,352	(5)	50,347	213	50,352	(5)	50,347	283
Certificates of Agribusiness Receivables - CRA	14,451	(189)	14,262	79,037	14,451	(189)	14,262	79,037
Bank Deposits Certificates - CDB	-	-	-	-	567	-	567	2,628
Total	35,016,261	116,415	35,132,676	39,286,461	39,689,855	185,297	39,875,152	39,530,911

						Bank
						06/30/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,610,401	4,810,286	9,240,414	16,152,296	34,813,397
Treasury Bills - LFT	-	52,212	3,622	526,546	838,146	1,420,526
National Treasury Bills - LTN	-	4,223,644	4,237,613	2,807,888	2,298,790	13,567,935
National Treasury Notes - NTN A	-	-	783	-	206,127	206,910
National Treasury Notes - NTN B	-	65,810	13,200	5,134,023	9,715,100	14,928,133
National Treasury Notes - NTN C	-	51,255	6	-	1,584	52,845
National Treasury Notes - NTN F	-	207,868	507,372	679,286	3,048,054	4,442,580
Agricultural Debt Securities - TDA	-	9,583	47,690	92,671	43,797	193,741
Brazilian Foreign Debt Securities	-	29	-	-	698	727
Private Securities	21,026	-	1,944	1,816	294,493	319,279
Shares	245	-	-	-	-	245
Investment Fund Shares	20,781	-	-	-	-	20,781
Debentures (3) (9)	-	-	1,597	1,662	230,385	233,644
Certificates of Real Estate Receivables - CRI	-	-	347	-	50,000	50,347
Certificates of Agribusiness Receivables - CRA	-	-	-	154	14,108	14,262
Total	21,026	4,610,401	4,812,230	9,242,230	16,446,789	35,132,676

						Consolidated
						06/30/2017
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,692,709	4,842,894	10,097,391	18,406,995	38,039,989
Treasury Bills - LFT	-	89,643	34,556	1,369,447	1,593,405	3,087,051
National Treasury Bills - LTN	-	4,223,644	4,237,613	2,807,888	2,298,790	13,567,935
National Treasury Notes - NTN A	-	-	783	-	206,127	206,910
National Treasury Notes - NTN B	-	73,203	13,382	5,148,099	10,080,451	15,315,135
National Treasury Notes - NTN C	-	88,739	1,498	-	1,135,673	1,225,910
National Treasury Notes - NTN F	-	207,868	507,372	679,286	3,048,054	4,442,580
Agricultural Debt Securities - TDA	-	9,583	47,690	92,671	43,797	193,741
Brazilian Foreign Debt Notes	-	29	-	-	698	727
Private Securities	1,469,218	18,549	32,929	19,974	294,493	1,835,163
Shares	235,517	-	-	-	-	235,517
Investment Fund Shares in Participation - FIP	-	-	-	18,158	-	18,158
Investment Fund Shares	1,233,701	-	-	-	-	1,233,701
Investment Fund Real Estate	-	18,549	-	-	-	18,549
Debentures (3)	-	-	1,597	1,662	230,385	233,644
Financial Bills - LF	-	-	30,418	-	-	30,418
Certificates of Real Estate Receivables - CRI	-	-	347	-	50,000	50,347
Certificates of Agribusiness Receivables - CRA	-	-	-	154	14,108	14,262
Bank Deposits Certificates - CDB	-	-	567	-	-	567
Total	1,469,218	4,711,258	4,875,823	10,117,365	18,701,488	39,875,152

III) Available-for-Sale Securities

					Bank
				06/30/2017	06/30/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	77,388,067	(23,263)	1,266,776	78,631,580	56,434,490
Treasury Certificates - CFT	629	-	186	815	747
Securitized Credit	2,155	-	217	2,372	3,060
Treasury Bills - LFT (10)	13,760,770	-	4,933	13,765,703	12,185,418
National Treasury Bills - LTN (7)	32,683,867	40,396	659,678	33,383,941	21,519,303
National Treasury Notes - NTN A	1,157,734	-	73,655	1,231,389	1,098,817
National Treasury Notes - NTN B	8,288,592	-	445,429	8,734,021	6,255,469
National Treasury Notes - NTN C (2)	1,448,700	-	(15,726)	1,432,974	1,443,068
National Treasury Notes - NTN F (2) (5) (8)	16,680,899	(63,659)	76,847	16,694,087	12,781,078
Spanish Foreign Debt Bonds	3,364,721	-	21,557	3,386,278	1,147,530
Private Securities	67,110,501	-	(218,298)	66,892,203	99,013,121
Shares	132,877	-	339	133,216	582,511
Investment Fund Shares in Participation - FIP (6)	34,992	-	-	34,992	87,566
Investment Fund Shares	666,462	-	-	666,462	587,755
Investment Fund Real Estate	456,827	-	-	456,827	-
Debentures (3) (9)	59,232,118	-	(203,088)	59,029,030	91,462,032
Eurobonds	83,246	-	(26,823)	56,423	188,806
Promissory Notes - NP (4)	5,030,794	-	(53,642)	4,977,152	4,362,445
Financial Bills - LF	677,296	-	2,482	679,778	1,234,080
Certificates of Real Estate Receivables - CRI	374,483	-	(8,923)	365,560	507,926
Rural Product Note - CPR	448,229	-	44,534	492,763	-
Total	144,498,568	(23,263)	1,048,478	145,523,783	155,447,611

					Consolidated
				06/30/2017	06/30/2016
		Adjustment to Market Reflected in:
	Cost		Fair Value -	Carrying	Carrying
Available-for-Sale Securities	Amortized	Result	Equity	Amount	Amount
Government Securities	80,393,211	(23,263)	1,424,143	81,794,091	60,042,865
Treasury Certificates - CFT	629	-	186	815	747
Securitized Credit	2,155	-	217	2,372	3,060
Treasury Bills - LFT (10)	14,029,785	-	4,827	14,034,612	12,549,847
National Treasury Bills - LTN (7)	33,680,267	40,396	685,592	34,406,255	22,249,016
National Treasury Notes - NTN A	1,157,734	-	73,655	1,231,389	1,098,817
National Treasury Notes - NTN B	8,288,592	-	445,429	8,734,021	6,255,469
National Treasury Notes - NTN C (2)	1,448,700	-	(15,726)	1,432,974	1,443,068
National Treasury Notes - NTN F (2) (5) (8)	18,420,628	(63,659)	208,406	18,565,375	15,295,311
Spanish Foreign Debt Bonds	3,364,721	-	21,557	3,386,278	1,147,530
Private Securities	19,036,739	-	(155,842)	18,880,897	18,735,436
Shares	466,136	-	62,405	528,541	924,660
Investment Fund Shares in Participation - FIP (6)	39,465	-	-	39,465	96,470
Investment Fund Shares	160,128	-	-	160,128	271,657
Investment Fund Real Estate	66,240	-	256	66,496	65,346
Debentures (3)	11,591,199	-	(203,088)	11,388,111	10,833,084
Eurobonds	83,246	-	(26,823)	56,423	188,806
Promissory Notes - NP (4)	5,030,794	-	(53,642)	4,977,152	4,371,980
Foreign Exchange Bills - LC	42,321	-	-	42,321	-
Financial Bills - LF	760,648	-	2,616	763,264	1,475,567
Certificates of Real Estate Receivables - CRI	374,483	-	(8,923)	365,560	507,866
Certificates of Bank Deposit - CDB	673	-	-	673	-
Rural Product Note - CPR	448,229	-	44,534	492,763	-
Total	99,429,950	(23,263)	1,268,301	100,674,988	78,778,301

						Bank
						06/30/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	857,433	6,973,822	23,344,209	47,456,116	78,631,580
Treasury Certificates - CFT	-	-	-	-	815	815
Securitized Credit	-	238	598	1,083	453	2,372
Treasury Bills - LFT (10)	-	-	-	155,363	13,610,340	13,765,703
National Treasury Bills - LTN (7)	-	8,997	3,579,052	23,187,763	6,608,129	33,383,941
National Treasury Notes - NTN A	-	-	4,571	-	1,226,818	1,231,389
National Treasury Notes - NTN B	-	49,966	3,323	-	8,680,732	8,734,021
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,418,278	1,432,974
National Treasury Notes - NTN F (2) (5) (8)	-	783,536	-	-	15,910,551	16,694,087
Spanish Foreign Debt Bonds	-	-	3,386,278	-	-	3,386,278
Private Securities	674,518	7,396,018	3,245,328	8,403,269	47,173,070	66,892,203
Shares	8,056	-	-	125,160	-	133,216
Investment Fund Shares - FIP (6)	-	-	-	5,197	29,795	34,992
Investment Fund Shares	666,462	-	-	-	-	666,462
Investment Fund Real Estate	-	456,827	-	-	-	456,827
Debentures (3) (9)	-	6,168,256	1,109,003	5,118,890	46,632,881	59,029,030
Eurobonds	-	2,279	-	-	54,144	56,423
Promissory Notes - NP (4)	-	728,795	1,569,423	2,439,541	239,393	4,977,152
Financial Bills - LF	-	-	370,893	308,885	-	679,778
Certificates of Real Estate Receivables - CRI	-	2,095	95,884	56,295	211,286	365,560
Rural Product Note - CPR	-	37,766	100,125	349,301	5,571	492,763
Total	674,518	8,253,451	10,219,150	31,747,478	94,629,186	145,523,783

						Consolidated
						06/30/2017
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	943,829	7,462,080	23,992,865	49,395,317	81,794,091
Treasury Certificates - CFT	-	-	-	-	815	815
Securitized Credit	-	238	598	1,083	453	2,372
Treasury Bills - LFT (10)	-	-	-	155,363	13,879,249	14,034,612
National Treasury Bills - LTN (7)	-	8,997	3,952,710	23,836,419	6,608,129	34,406,255
National Treasury Notes - NTN A	-	-	4,571	-	1,226,818	1,231,389
National Treasury Notes - NTN B	-	49,966	3,323	-	8,680,732	8,734,021
National Treasury Notes - NTN C (2)	-	14,696	-	-	1,418,278	1,432,974
National Treasury Notes - NTN F (2) (5) (8)	-	869,932	114,600	-	17,580,843	18,565,375
Spanish Foreign Debt Bonds	-	-	3,386,278	-	-	3,386,278
Private Securities	173,531	1,134,259	3,328,814	6,922,056	7,322,237	18,880,897
Shares	13,403	-	-	125,160	389,978	528,541
Investment Fund Shares in Participation - FIP (6)	-	-	-	9,670	29,795	39,465
Investment Fund Shares	160,128	-	-	-	-	160,128
Investment Fund Real Estate	-	66,496	-	-	-	66,496
Debentures (3)	-	296,828	1,109,003	3,590,883	6,391,397	11,388,111
Eurobonds	-	2,279	-	-	54,144	56,423
Promissory Notes - NP (4)	-	728,795	1,569,423	2,439,541	239,393	4,977,152
Foreign Exchange Bills - LC	-	-	-	42,321	-	42,321
Financial Bills - LF	-	-	454,379	308,885	-	763,264
Certificates of Real Estate Receivables - CRI	-	2,095	95,884	56,295	211,286	365,560
Certificates of Bank Deposit - CDB	-	-	-	-	673	673
Rural Product Note - CPR	-	37,766	100,125	349,301	5,571	492,763
Total	173,531	2,078,088	10,790,894	30,914,921	56,717,554	100,674,988

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

(2) In the first half of 2016, there was the value to R$14,891 result, net of tax in the Consolidated income from the sale of NTN-C and NTN-F part to the market (Note 24.e).

(3) Includes securities issued by mixed-capital companies in the amount of R$12,485 (06/30/2016 - R$6,469) Bank and R$12,485 (06/30/2016 - R$6,466) Consolidated, in securities for trading and R$1,667,965 (06/30/2016 - R$1,161,114) Bank an Consolidated, in available-for-sale securities.

(4) Includes R$57,224 (06/30/2016 - R$160,762) of hedge objects market risks (Note 6.b.V.a) and R$1,660,718 (06/30/2016 - R$4,698,072) of hedge objects cash flow hedge (Nota 6.b.v.b).

(5) On June 30, 2017, the quantity of 1,040,000 in the amount of R$1,068,221 (06/30/2016 - 2,102,743 in the amount of R$1,993,650) Notes National Treasury - NTN-F, with maturity on January 1, 2025 (06/30/2016 - maturity on January 1, 2025) are bound by the obligation assumed by Banco Santander to hedging of unamortized reserves Plan V of the Social Security Fund (Banesprev).

(6) As mentioned in the Accounting Practices Note, these assets are measured through; (I) fair value of financial instrument, interpreted as the price paid in an active, transparent and significant market. If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the financial market, taking into account the specific characteristics of the instrument to be measured and, above all, the different types of associated risks to him; (Ii) the cost of acquisition of financial assets. If no quotation is available on the stock exchange or organized over-the-counter market, they are valued at acquisition cost or amortized cost, adjusted by the provision for impairment losses, when applicable.

(7) On June 30, 2017, includes the amount of R$4,479,701 hedge objects market risk (Note 6.b.V.a)

(8) On June 30, 2017, includes the amount of R$8,782,951 hedge objects market risk (Note 6.b.V.a)

(9) On June 30, 2017, management decided to change the classification between categories of Debentures. These transactions are recorded in the assets of Banco Santander, which are issued by its owner subsidiary Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) and transferred from the Trading to Available for Sale category, in the amount of R$4,014,640. This transfer did not impact the Consolidated and also did not generate an effect on the result. The change in the category occurred due to the recent trading history of this asset.

(10) Includes the amount of R$2,173,344 of securities subject to cash flow hedge (Note 6.b.V.b).

IV) Held-to-Maturity Securities

						Bank/Consolidated
							06/30/2017
							By Maturity
		Cost
		Amortized /Accounting	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	06/30/2017	06/30/2016	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	9,490,208	8,279,806	100,975	26,897	353,461	9,008,875	9,490,208
National Treasury Notes - NTN A	2,845,891	2,910,549	-	11,560	-	2,834,331	2,845,891
Brazilian Foreign Debt Bonds (2)	6,644,317	5,369,257	100,975	15,337	353,461	6,174,544	6,644,317
Total	9,490,208	8,279,806	100,975	26,897	353,461	9,008,875	9,490,208
(1) The fair value of held to maturity securities is R$10,458,369 (06/30/2016 - R$8,818,058).

(2) Includes the amount of R$759,175 (06/30/2016 - R$711,954) of cash flow object hedge (Note 6.b.V.b).

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income From Fixed-Income Securities	10,092,123	13,116,176	6,893,576	8,797,540
Income From Interbank Investments	4,966,952	4,540,031	2,791,409	2,497,602
Income From Variable-Income Securities	(61,947)	(36,034)	(27,474)	10,361
Financial Income of Pension and Capitalization	-	-	68,871	90,501
Provision for Impairment Losses (1)	(67,793)	-	(86,127)	-
Others (2)	27,204	47,969	101,947	(154,626)
Total	14,956,539	17,668,142	9,742,202	11,241,378

(1) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(2) Corresponds, mainly, to income from investment funds and participations.

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

					Bank
			06/30/2017			06/30/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		3,991,396	1,788,312		9,011,560	3,510,094
Asset	135,408,364	27,077,890	26,741,697	122,218,953	25,401,407	26,125,309
CDI (Interbank Deposit Certificates)	47,554,396	25,385,764	25,287,614	45,882,638	25,399,435	26,153,923
Fixed Interest Rate - Real	55,404,041	-	-	56,439,732	-	-
Indexed to Price and Interest Rates	7,464,234	-	-	2,863,671	-	-
Foreign Currency	24,985,693	1,692,126	1,454,083	17,030,319	-	-
Others	-	-	-	2,593	1,972	(28,614)
Liabilities	131,416,968	(23,086,494)	(24,953,385)	113,207,393	(16,389,847)	(22,615,215)
CDI (Interbank Deposit Certificates)	22,168,632	-	-	20,483,203	-	-
Fixed Interest Rate - Real	76,069,450	(20,665,409)	(22,566,831)	67,906,453	(11,466,721)	(17,726,050)
Indexed to Price and Interest Rates	9,849,211	(2,384,977)	(2,360,067)	7,157,021	(4,293,350)	(4,115,916)
Foreign Currency	23,293,567	-	-	17,660,095	(629,776)	(773,249)
Others	36,108	(36,108)	(26,487)	621	-	-
Options	162,177,444	520,885	386,365	140,632,980	408,642	383,512
Purchased Position	80,353,796	814,002	698,678	70,276,288	1,133,352	1,298,559
Call Option - US Dollar	12,900,166	184,948	156,269	6,519,077	232,451	287,091
Put Option - US Dollar	3,499,653	119,000	118,535	4,074,781	350,192	436,409
Call Option - Other	14,249,709	14,223	3,903	18,424,190	46,121	77,216
Interbank Market	8,516,010	3,701	(1,116)	18,060,103	5,122	7,282
Others (1)	5,733,699	10,522	5,019	364,087	40,999	69,934
Put Option - Other	49,704,268	495,831	419,971	41,258,240	504,588	497,843
Interbank Market	49,348,456	19,581	20,846	40,487,084	23,998	16,442
Others (1)	355,812	476,250	399,125	771,156	480,590	481,401
Sold Position	81,823,648	(293,117)	(312,313)	70,356,692	(724,710)	(915,047)
Call Option - US Dollar	7,264,672	(90,907)	(121,842)	4,813,058	(185,511)	(247,813)
Put Option - US Dollar	5,104,964	(161,759)	(144,995)	5,981,727	(444,029)	(564,991)
Call Option - Other	9,635,115	(13,287)	(1,830)	23,782,235	(52,673)	(95,245)
Interbank Market	9,458,326	(5,775)	(1,775)	23,415,823	(14,975)	(29,685)
Others (1)	176,789	(7,512)	(55)	366,412	(37,698)	(65,560)
Put Option - Other	59,818,897	(27,164)	(43,646)	35,779,672	(42,497)	(6,998)
Interbank Market	59,785,899	(19,548)	(16,849)	35,726,760	(31,167)	(3,191)
Others (1)	32,998	(7,616)	(26,797)	52,912	(11,330)	(3,807)
Futures Contracts	203,949,204	-	-	177,768,917	-	-
Purchased Position	54,910,840	-	-	32,181,721	-	-
Exchange Coupon (DDI)	33,162,003	-	-	12,315,845	-	-
Interest Rates (DI1 and DIA)	19,621,409	-	-	12,606,968	-	-
Foreign Currency	1,282,131	-	-	5,161,517	-	-
Indexes (2)	231,189	-	-	98,441	-	-
Treasury Bonds/Notes	614,108	-	-	-	-	-
Average Rate of Repo Operations (OC1)	-	-	-	1,998,950	-	-
Sold Position	149,038,364	-	-	145,587,196	-	-
Exchange Coupon (DDI)	31,166,592	-	-	56,697,307	-	-
Interest Rates (DI1 and DIA)	73,631,021	-	-	77,260,185	-	-
Foreign Currency	24,312,900	-	-	9,785,048	-	-
Indexes (2)	16,720,875	-	-	1,539,750	-	-
Treasury Bonds/Notes	3,206,976	-	-	304,906	-	-

					Bank
			06/30/2017			06/30/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Forward Contracts and Others	49,371,347	(887,088)	(726,719)	48,101,402	1,889,421	1,629,057
Purchased Commitment	21,058,065	(2,705,262)	849,149	17,934,628	585,404	147,440
Currencies	21,031,247	(2,705,262)	848,851	17,435,201	588,603	149,688
Others	26,818	-	298	499,427	(3,199)	(2,248)
Sell Commitment	28,313,282	1,818,174	(1,575,868)	30,166,774	1,304,017	1,481,617
Currencies	28,313,282	1,818,174	(1,575,868)	28,044,936	1,300,818	1,480,776
Others	-	-	-	2,121,838	3,199	841

						Consolidated
			06/30/2017			06/30/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		9,898,982	1,749,799		18,928,739	3,427,587
Asset	217,421,824	26,547,151	28,784,061	206,730,738	30,013,503	30,973,664
CDI (Interbank Deposit Certificates)	47,035,987	24,867,355	27,342,308	52,719,884	30,011,531	31,002,278
Fixed Interest Rate - Real	137,929,990	-	-	132,444,151	-	-
Indexed to Price and Interest Rates	7,292,210	-	-	2,927,671	-	-
Foreign Currency	25,163,637	1,679,796	1,441,753	18,636,439	-	-
Others	-	-	-	2,593	1,972	(28,614)
Liabilities	207,522,842	(16,648,169)	(27,034,262)	187,801,999	(11,084,764)	(27,546,077)
CDI (Interbank Deposit Certificates)	22,168,632	-	-	22,708,353	-	-
Fixed Interest Rate - Real	151,985,050	(14,055,060)	(24,647,708)	138,682,104	(6,237,953)	(22,665,715)
Indexed to Price and Interest Rates	9,849,211	(2,557,001)	(2,360,067)	7,157,021	(4,229,350)	(4,115,916)
Foreign Currency	23,483,841	-	-	19,253,900	(617,461)	(764,446)
Others	36,108	(36,108)	(26,487)	621	-	-
Options	168,457,408	519,672	375,927	142,756,063	420,487	402,169
Purchased Position	83,506,630	886,326	730,751	71,375,085	1,132,542	1,312,114
Call Option - US Dollar	12,900,166	184,948	156,269	6,519,077	232,451	287,091
Put Option - US Dollar	3,499,653	119,000	118,535	4,074,781	350,192	436,409
Call Option - Other	16,793,233	66,957	31,543	19,005,229	71,970	120,400
Interbank Market	8,516,010	3,701	(1,116)	18,060,103	5,122	7,282
Others (1)	8,277,223	63,256	32,659	945,126	66,848	113,118
Put Option - Other	50,313,578	515,421	424,404	41,775,998	477,929	468,214
Interbank Market	49,348,456	19,581	20,846	40,487,084	23,998	16,442
Others (1)	965,122	495,840	403,558	1,288,914	453,931	451,772
Sold Position	84,950,778	(366,654)	(354,824)	71,380,978	(712,055)	(909,945)
Call Option - US Dollar	7,264,672	(90,907)	(121,842)	4,813,058	(185,511)	(247,813)
Put Option - US Dollar	5,104,964	(161,759)	(144,995)	5,981,727	(444,029)	(564,991)
Call Option - Other	12,009,840	(43,487)	(19,144)	24,170,794	(20,970)	(59,975)
Interbank Market	9,458,326	(5,775)	(1,775)	23,415,823	(14,975)	(29,685)
Others (1)	2,551,514	(37,712)	(17,369)	754,971	(5,995)	(30,290)
Put Option - Other	60,571,302	(70,501)	(68,843)	36,415,399	(61,545)	(37,166)
Interbank Market	59,785,899	(19,548)	(16,849)	35,726,760	(31,167)	(3,191)
Others (1)	785,403	(50,953)	(51,994)	688,639	(30,378)	(33,975)
Futures Contracts	204,227,642	-	-	177,768,917	-	-
Purchased Position	55,000,002	-	-	32,181,721	-	-
Exchange Coupon (DDI)	33,162,003	-	-	12,315,845	-	-
Interest Rates (DI1 and DIA)	19,710,571	-	-	12,606,968	-	-
Foreign Currency	1,282,131	-	-	5,161,517	-	-
Indexes (2)	231,189	-	-	98,441	-	-
Treasury Bonds/Notes	614,108	-	-	-	-	-
Average Rate of Repo Operations (OC1)	-	-	-	1,998,950	-	-

						Consolidated
			06/30/2017			06/30/2016
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Sold Position	149,227,640	-	-	145,587,196	-	-
Exchange Coupon (DDI)	31,166,592	-	-	56,697,307	-	-
Interest Rates (DI1 and DIA)	73,664,946	-	-	77,260,185	-	-
Foreign Currency	24,312,900	-	-	9,785,048	-	-
Indexes (2)	16,876,226	-	-	1,539,750	-	-
Treasury Bonds/Notes	3,206,976	-	-	304,906	-	-
Forward Contracts and Others	49,450,042	(807,472)	(642,327)	48,107,525	1,840,120	1,681,160
Purchased Commitment	21,058,065	(2,705,262)	849,149	17,934,628	585,404	147,901
Currencies	21,031,247	(2,705,262)	848,851	17,435,201	588,603	150,149
Others	26,818	-	298	499,427	(3,199)	(2,248)
Sell Commitment	28,391,977	1,897,790	(1,491,476)	30,172,897	1,254,716	1,533,259
Currencies	28,313,282	1,818,174	(1,575,868)	28,044,936	1,300,818	1,480,776
Others	78,695	79,616	84,392	2,127,961	(46,102)	52,483

(1) Includes share options and indexes.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					06/30/2017	06/30/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		43,962,595	36,303,299	55,142,470	135,408,364	122,218,953
Options		7,705,429	661,640	153,810,375	162,177,444	140,632,980
Futures Contracts		-	-	203,949,204	203,949,204	177,768,917
Forward Contracts and Others		27,519,305	16,348,998	5,503,044	49,371,347	48,101,402

						Consolidated
						Notional
					06/30/2017	06/30/2016
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		43,962,595	32,857,459	140,601,770	217,421,824	206,730,738
Options		7,705,429	661,640	160,090,339	168,457,408	142,756,063
Futures Contracts		-	-	204,227,642	204,227,642	177,768,917
Forward Contracts and Others		27,519,305	16,348,998	5,581,739	49,450,042	48,107,525

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3) (Current Corporate Name of BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros (BM&FBovespa)) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

						Bank
						Notional
					06/30/2017	06/30/2016
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total	Total
Swap		3,214,860	8,195,902	123,997,602	135,408,364	122,218,953
Options		65,390,574	90,767,423	6,019,447	162,177,444	140,632,980
Futures Contracts		19,793,673	146,474,222	37,681,309	203,949,204	177,768,917
Forward Contracts and Others		27,422,159	18,150,084	3,799,104	49,371,347	48,101,402

					Consolidated
					Notional
				06/30/2017	06/30/2016
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	3,314,668	9,500,276	204,606,880	217,421,824	206,730,738
Options	67,127,602	94,861,370	6,468,436	168,457,408	142,756,063
Futures Contracts	19,927,315	146,581,603	37,718,724	204,227,642	177,768,917
Forward Contracts and Others	27,453,088	18,197,850	3,799,104	49,450,042	48,107,525

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				06/30/2017	06/30/2016
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		108,017,267	27,391,097	135,408,364	122,218,953
Options		162,177,444	-	162,177,444	140,632,980
Futures Contracts		203,949,204	-	203,949,204	177,768,917
Forward Contracts and Others		30,963,642	18,407,705	49,371,347	48,101,402

					Consolidated
					Notional
				06/30/2017	06/30/2016
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		189,646,553	27,775,271	217,421,824	206,730,738
Options		168,457,408	-	168,457,408	142,756,063
Futures Contracts		204,227,642	-	204,227,642	177,768,917
Forward Contracts and Others		31,042,337	18,407,705	49,450,042	48,107,525

(1) Includes amount traded with the B3 (Current Corporate Name of BM&Fbovespa) which includes Cetip's values from the incorporation of Cetip by B3, and other securities and commodities exchanges.

(2) Composed of operations that are included in registration chambers, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge by index are as follows:

a) Market Risk Hedge

						Bank
			06/30/2017			06/30/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(31,304)	(47,684)	(78,988)	(90,588)	(32,014)	(122,602)
Asset	962,823	18,604	981,427	1,870,048	3,214	1,873,262
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	12,622	698	13,320	4,163	123	4,286
Indexed to Foreign Currency - USD/BRL US Dollar (2) (3) (4)	741,571	17,832	759,403	1,831,442	3,005	1,834,447
Interbank Deposit Certificate - CDI (5)	208,630	74	208,704	-	-	-
Indexed to Foreign Currency - Fixed Interest - YEN (7)	-	-	-	34,443	86	34,529
Liabilities	(994,127)	(66,288)	(1,060,415)	(1,960,636)	(35,228)	(1,995,864)
Indexed to Foreign Currency - Fixed Interest - US Dollar	-	-	-	(20,381)	(116)	(20,497)
Indexed to Price and Interest Rates Interest	-	-	-	(6,535)	3,591	(2,944)
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	(213,375)	(19,396)	(232,771)	(2,982)	(72)	(3,054)
CDI (Interbank Deposit Certificates) (1) (2)	(637,567)	(27,536)	(665,103)	(1,896,550)	(38,548)	(1,935,098)
Fixed Interest Rate - Real (3)	(27,954)	(3,446)	(31,400)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (7)	-	-	-	(34,188)	(83)	(34,271)
Indexed to Foreign Currency - Pre - Euro (4)	(115,231)	(15,910)	(131,141)	-	-	-
Hedge Object
Asset	720,283	55,244	775,527	152,272	8,490	160,762
Lending Operation (Note 8.a and e)	663,857	54,446	718,303	-	-	-
Indexed in CDI (Interbank Deposit Certificates) (2)	336,298	14,079	350,377	-	-	-
Indexed in Foreign Currency - US Dollar (5)	212,348	20,137	232,485	-	-	-
Indexed in Foreign Currency - Euro (4)	115,211	20,230	135,441	-	-	-
Available-for-Sale Securities (Note 6.a.III)	56,426	798	57,224	152,272	8,490	160,762
Promissory Notes - PN
Indexed in CDI (Interbank Deposit Certificates) (1) (2)	26,293	(469)	25,824	152,272	8,490	160,762
Interest Rate - Real (3)	30,133	1,267	31,400	-	-	-
Liabilities	(270,755)	126	(270,629)	(1,884,550)	39,776	(1,844,774)
Funding and Borrowings and Onlendings
Loans Issued Abroad (Note 18.e)	(270,755)	126	(270,629)	(1,850,098)	39,865	(1,810,233)
Indexed to Foreign Currency - US Dollar (2)	(270,755)	126	(270,629)	(1,850,098)	39,865	(1,810,233)
Securities Issued Abroad (Note 18.c)	-	-	-	(34,452)	(89)	(34,541)
Eurobonds (7)	-	-	-	(34,452)	(89)	(34,541)

						Consolidated
			06/30/2017			06/30/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(40,259)	(45,512)	(85,771)	(146,293)	(38,036)	(184,329)
Asset	1,394,826	53,837	1,448,663	2,126,264	25,263	2,151,527
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	12,622	698	13,320	4,163	123	4,286
Indexed to Foreign Currency - USD/BRL US Dollar (2) (3) (4)	741,571	17,832	759,403	1,831,442	3,005	1,834,447
Indexed in CDI (Interbank Deposit Certificates) (5)	208,630	74	208,704	-	-	-
Indexed to Foreign Currency - Fixed Interest - Euro (6)	432,003	35,233	467,236	256,216	22,049	278,265
Indexed to Foreign Currency - Fixed Interest - YEN (7)	-	-	-	34,443	86	34,529
Liabilities	(1,435,085)	(99,349)	(1,534,434)	(2,272,557)	(63,299)	(2,335,856)
Indexed to Foreign Currency - US Dollar (6)	(255,836)	(17,902)	(273,738)	(332,302)	(28,187)	(360,489)
Indexed to Price and Interest Rates Interest	-	-	-	(6,535)	3,591	(2,944)
Indexed to Foreign Currency - Fixed Interest - US Dollar (5)	(213,375)	(19,396)	(232,771)	(2,982)	(72)	(3,054)
CDI (Interbank Deposit Certificates) (1) (2)	(637,567)	(27,536)	(665,103)	(1,896,550)	(38,548)	(1,935,098)
Fixed Interest Rate - Real (3)	(27,954)	(3,446)	(31,400)	-	-	-
Indexed to Foreign Currency - Colombian peso (8)	(185,122)	(15,159)	(200,281)	-	-	-
Indexed to Foreign Currency - Euro (4)	(115,231)	(15,910)	(131,141)	-	-	-
Indexed to Foreign Currency - Libor - US Dollar (7)	-	-	-	(34,188)	(83)	(34,271)
Hedge Object
Asset	1,169,723	58,153	1,227,876	563,931	15,019	578,950
Lending Operation (Note 8.a and e)	1,113,297	57,355	1,170,652	411,659	6,529	418,188
CDI (Interbank Deposit Certificates) (2)	336,298	14,079	350,377	-	-	-
Indexed to Foreign Currency - US Dollar (6)	285,560	2,781	288,341	411,659	6,529	418,188
Indexed to Foreign Currency - US Dollar (5)	212,348	20,137	232,485	-	-	-
Indexed to Foreign Currency - Colombian peso (8)	163,880	128	164,008	-	-	-
Indexed to Foreign Currency - Euro (4)	115,211	20,230	135,441	-	-	-
Available-for-Sale Securities (Note 6.a.III)	56,426	798	57,224	152,272	8,490	160,762
Promissory Notes - PN
Indexed in CDI (Interbank Deposit Certificates) (1) (2)	26,293	(469)	25,824	152,272	8,490	160,762
Interest Rate - Real (3)	30,133	1,267	31,400	-	-	-
Liabilities	(270,755)	126	(270,629)	(1,884,550)	39,776	(1,844,774)
Money Market Funding and Borrowings and Onlendings
Foreign Borrowings (Note 18.e)	(270,755)	126	(270,629)	(1,850,098)	39,865	(1,810,233)
Indexed to Foreign Currency - US Dollar (2)	(270,755)	126	(270,629)	(1,850,098)	39,865	(1,810,233)
Securities Issued Abroad (Note 18.c)	-	-	-	(34,452)	(89)	(34,541)
Eurobonds (7)	-	-	-	(34,452)	(89)	(34,541)

					Bank/Consolidated
						06/30/2017
						Notional
Hedge instruments
Futures Contracts (9)						10,820,913
Interest Rate (DI1 and DIA)						10,820,913

					Bank/Consolidated
						06/30/2017

		Adjustment
	Cost	to Fair Value	Fair Value
Object of "Hedge"
Assets	13,285,915	(23,263)	13,262,652
Securities - Available for Sale (Note 6.a.III)
Public Titles (9)	13,285,915	(23,263)	13,262,652
National Treasury Bills - LTN	4,439,305	40,396	4,479,701
National Treasury Notes - NTN F	8,846,610	(63,659)	8,782,951

(1) Passive instruments whose hedged items are securities represented by promissory notes indexed in Certificates of Interbank Deposits (CDI) with market value of R$15,529 (06/30/2016 - R$418,188) Bank and Consolidated.

(2) These are passive instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$350,377 and promissory notes of R$10,295 (06/30/2016 - market value of the promissory notes of R$160,762) in the Bank and in the Consolidated and assets instruments whose hedged items are foreign currency indexed bonds denominated in foreign currency - US dollar in the market value of R$270,629 (06/30/2017 - R$1,810,233) in the Bank and in the Consolidated.

(3) These are passive instruments whose hedged items are securities and securities represented by promissory notes indexed to Real interest rates with market value of R$31,400 in the Bank and in the Consolidated.

(4) These are passive instruments whose hedged items are credit operations indexed in foreign currency - euro at the market value of R$135,441 in the Bank and in the Consolidated.

(5) These are passive instruments whose hedged items are credit operations indexed in foreign currency - US dollar in the market value of R$232,485 in the Bank and in the Consolidated.

(6) In the Consolidated, these are passive instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$332,649.

(7) At June 30, 2016, instruments whose hedged items are bonds with securities abroad - eurobonds with a market value of R$34,541 in the Bank and Consolidated.

(8) In the Consolidated, these are passive instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$164,008.

(9) Current value of the instruments as of June 30, 2017 is R$10,823,676.

The effectiveness of these operations were in accordance with the Bacen Rule 3,082/2002.

b) Cash Flow Hedge

						Bank
			06/30/2017			06/30/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	159,100	(14,647)	144,453	75,765	7,192	82,957
Asset	1,070,082	78,326	1,148,408	1,229,571	135,421	1,364,992
Indexed to Foreign Currency - Fixed Interest - US Dollar (1)	918,349	76,882	995,231	1,229,571	135,421	1,364,992
Indexed to Foreign Currency - Fixed Interest - US Dollar (2)	151,733	1,444	153,177	-	-	-
Liabilities	(910,982)	(92,973)	(1,003,955)	(1,153,806)	(128,229)	(1,282,035)
CDI (Interbank Deposit Certificate) (1) (2)	(150,632)	(1,453)	(152,085)	(379,065)	(3,987)	(383,052)
Fixed Interest Rate - Real (1)	-	-	-	(67,698)	(144)	(67,842)
Indexed to Foreign Currency - Fixed Interest Euro (1)	(760,350)	(91,520)	(851,870)	(707,043)	(124,098)	(831,141)

						Consolidated
			06/30/2017			06/30/2016
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	149,522	(115,690)	33,832	108,258	(85,084)	23,174
Asset	5,141,204	209,738	5,350,942	1,785,408	202,143	1,987,551
Indexed to Foreign Currency - US Dollar (1)	918,349	76,882	995,231	1,251,916	135,752	1,387,668
Indexed to Foreign Currency - Fixed Interest - US Dollar (2)	151,733	1,444	153,177	-	-	-
Indexed to Foreign Currency - Euro (3)	842,376	103,996	946,372	533,492	66,391	599,883
CDI (Interbank Deposit Certificates) (4)	3,228,746	27,416	3,256,162	-	-	-
Liabilities	(4,991,682)	(325,428)	(5,317,110)	(1,677,150)	(287,227)	(1,964,377)
CDI (Interbank Deposit Certificates) (1) (2)	(150,632)	(1,453)	(152,085)	(379,065)	(3,987)	(383,052)
Indexed to Interest Rate - Real (1) (4)	(3,239,282)	(125,898)	(3,365,180)	(67,698)	(144)	(67,842)
Indexed to Foreign Currency - Pre Euro (1)	(760,350)	(91,520)	(851,870)	(707,043)	(124,098)	(831,141)
Indexed to Foreign Currency - Dollar (3)	(841,418)	(106,557)	(947,975)	(491,900)	(158,397)	(650,297)
Indexed to Foreign Currency - Real (3)	-	-	-	(31,444)	(601)	(32,045)

						Bank/Consolidated
					06/30/2017	06/30/2016
					Notional	Notional
Hedge Instruments
Future Contracts					70,380,467	91,562,006
Trade Finance (5)					68,175,053	48,026,328
Foreign Currency - Dollar					608,709	48,026,328
Interest Rates (DI1 and DIA)					41,364,170	-
Interest Rates DDI1					26,202,174	-
Certificates of Bank Deposits - CDB (6)					9,996	43,535,678
Interest Rates (DI1 and DIA)					9,996	43,535,678

Securities (7)	2,195,418	-
Interest Rates (DI1 and DIA)	2,195,418	-

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Hedge Object - Cost
Asset	23,918,511	25,484,773	24,757,793	26,072,444
Lending Operations (Note 8.a)
Import and Export Credit and Financing (3) (5)	10,068,593	8,684,712	10,738,069	8,684,712
Lending Operations (3) (5)	9,044,228	11,288,074	9,214,034	11,875,745
Other Receivables (5)	212,453	101,961	212,453	101,961
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III) (2) (5)	1,660,718	4,698,072	1,660,718	4,698,072
Available for Sale - Public Securities - Financial Treasury - LFT (Note 6.a.III) (7)	2,173,344	-	2,173,344	-
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a. IV) (1)	759,175	711,954	759,175	711,954
Liabilities	(10,313)	(43,427,383)	(3,542,888)	(43,427,383)
Money Market Funding and Borrowings and Onlendings
Deposits (Note 18.a)
Certificate of Time Deposits - CDB (6)	(10,313)	(43,427,383)	(10,313)	(43,427,383)
Certificates of Interbank Deposit - CDI (4)	-	-	(275,476)	-
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Exchange Acceptances
Exchange Treasury Bills - LC (4)	-	-	(671,679)	-
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)	-	-	(2,585,420)	-
Borrowings and Onlendings (Note 18.e)
Foreign Lending Obligations (5)	-	(1,104,171)	-	(1,104,171)

(1) Operations due April 1, 2021 (06/30/2016 - operations due April 1, 2021) which hedge objects are securities operation represented by title Brazilian External Debt Bonds.

(2) Operation maturing on December 18, 2017, whose hedged items are securities represented by promissory notes in the Bank and in the Consolidated.

(3) Operations maturing between August, 2017 and May, 2022 (06/30/2016 - operations maturing between August, 2016 to December, 2025), which objects "hedge" contracts are loans from lending institutions.

(4) In the Consolidated, operations with maturities between August 2017 and October 2019, whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) Transactions with maturity between July 2017 and January 2019 (06/30/2016 - transactions with maturities between July 2016 and December 2025) and restated instrument value of R$24,882,331 (06/30/2016 - R$24,073,248) where operations are denominated in US dollars and futures in DI and IDD when used in conjunction with the foreign exchange coupon hedges the trade finance operations, whose hedge is a credit transaction - Financing and export and import credit, lending operations, other credits, securities represented by promissory notes and foreign loan obligations.

(6) Operation maturing on July 3, 2017 (06/30/2016 - operations maturing between July 2016 and July 2021) and restated instrument value of R$9,996 (06/30/2016 - R$43,427,194 ), whose object of "hedge" is funding with operations of certificate of bank deposit - CDB.

(7) Operation maturing on January 2, 2023 and updated value of the instruments of R$2,157,032, whose object of "hedge" are Financial Treasury Bills - LFT, recorded in securities.

In the Bank and Consolidated, the effect of marking to market of contracts swap and future corresponds to a credit of R$78,079 (06/30/2016 - R$158,176) and is recorded in equity, net of tax effects.

The effectiveness of these operations was in accordance with Bacen Circular 3,082/2002, and in the first half of 2017, income was recorded in the amount of R$8,232 referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) derivative financial instruments themselves and others is composed of government securities.

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Financial Treasury Bill - LFT	31,310	120,046	684,382	810,106
National Treasury Bill - LTN	6,745,763	6,113,319	6,745,763	6,113,319
National Treasury Notes - NTN	492,175	891,878	492,175	891,878
Total	7,269,248	7,125,243	7,922,320	7,815,303

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Assets
Swap Differentials Receivable (1)	7,630,490	10,857,052	15,785,763	15,484,218
Option Premiums to Exercise	698,678	1,298,559	730,751	1,312,114
Forward Contracts and Others	1,749,397	6,510,971	1,833,772	6,602,773
Total	10,078,565	18,666,582	18,350,286	23,399,105
Liabilities
Swap Differentials Payable (1)	5,776,713	7,386,603	14,087,903	12,217,786
Option Premiums Launched	312,313	915,047	354,824	909,945
Forward Contracts and Others	2,476,116	4,881,914	2,476,099	4,921,613
Total	8,565,142	13,183,564	16,918,826	18,049,344

(1) On June 30, 2017, includes swaption operations.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated in the trading and banking portfolios, as performed in the management of the market risk exposure, in accordance with the best market practices and the classification criteria of operations and capital management of the Standardized Method of Basel Of Bacen. Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held for trading purposes. The "banking" portfolio consists of the structural operations arising from the various business lines of Banco Santander and its possible hedges. Accordingly, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarize sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the portfolios of June 30, 2017.

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(9,478)	(269,807)	(539,613)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(2,527)	(33,197)	(66,394)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(3,017)	(10,525)	(21,050)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(341)	(17,375)	(34,751)
Foreign Currency	Exposures subject to Foreign Exchange	(13,556)	(338,899)	(677,797)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,551)	(17,367)	(34,735)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(2,808)	(42,482)	(84,965)
Shares and Indexes	Exposures subject to Change in Shares Price	(419)	(10,472)	(20,944)
Total (1)		(35,697)	(740,124)	(1,480,249)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(68,136)	(1,517,756)	(2,943,367)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(3,623)	(153,032)	(398,467)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(30,855)	(575,081)	(1,061,634)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(7,685)	(101,431)	(189,192)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(4,329)	(33,867)	(68,356)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(14,546)	(189,969)	(360,181)
Foreign Currency	Exposures subject to Foreign Exchange	(878)	(21,956)	(43,912)
Total (1)		(130,052)	(2,593,092)	(5,065,109)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Lending Operations	171,315,422	170,641,360	215,067,354	207,002,806
Loans and Discounted Receivables (3)	87,005,568	91,342,000	96,373,897	98,406,599
Financing (4)	37,676,967	35,026,407	71,806,498	64,323,254
Rural, Agricultural and Industrial Financing	11,203,782	6,503,223	11,203,782	6,503,223
Real Estate Financing	35,252,850	37,554,842	35,252,850	37,554,842
Securities Financing	9,348	53,128	9,348	53,128
Lending Operations Related to Assignment	166,907	161,760	420,979	161,760
Leasing Operations	1	12	2,707,550	2,915,480
Advances on Foreign Exchange Contracts (1) (Note 9)	5,474,957	4,931,342	5,474,957	4,931,342
Other Receivables (2) (5)	30,814,598	27,101,130	33,572,056	29,440,600
Total	207,604,978	202,673,844	256,821,917	244,290,228
Current	104,961,729	100,341,899	130,229,957	122,803,572
Long-term	102,643,249	102,331,945	126,591,960	121,486,656

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) Includes the amount of R$233,044 Bank and R$685,393 (06/30/2016 - R$228,407) Consolidated contracts objects loans of "hedge" market risk (Note 6.b.V.a) and the amount of R$9,044,228 (06/30/2016 - R$11,288,074) Bank and R$9,214,034 (06/30/2016 - R$11,875,745) Consolidated, contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) Includes the amount of R$485,259 (06/30/2016 - R$189,781) Bank and Consolidated of financing "hedge" contracts objects of market risk (Note 6.b.V.a), and the amount of R$10,068,593 (06/30/2016 - R$8,684,712) Bank and R$10,738,069 (06/30/2016 - R$8,684,712) Consolidated of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In the Bank and Consolidated, includes the amount of R$212,453 (06/30/2016 - R$101,961) of contracts of credit objects of cash flow "hedge". (Note 6.b.V.b.)

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first half of 2017, operations were carried out credit assignment without recourse in the amount of R$365,896 (2016 - R$241,556) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as H risk level.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA), (Note 37.b). On June 30, 2017, the present value of the operations assigned to Banco PSA is R$254,072.

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On June 30, 2017 the present value of the divested operations is R$166,907 (06/30/2016 - R$161,760).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On June 30, 2017, the present value of the divested operations is R$142,189 (06/30/2016 - R$179,502).

The assignment operation was carried out with recourse clause, provided the buyback is compulsory in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Overdue	6,033,788	7,599,596	7,093,591	8,489,799
Due to:
Up to 3 Months	59,220,299	55,778,035	67,995,478	64,294,474
From 3 to 12 Months	45,741,430	44,563,864	62,234,479	58,509,098
Over 12 Months	96,609,461	94,732,349	119,498,369	112,996,857
Total	207,604,978	202,673,844	256,821,917	244,290,228

c) Lease Portfolio Operations

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Gross Investment in Leasing Operations	2	13	3,237,847	3,488,161
Lease Receivables	1	7	2,185,716	2,324,960
Unrealized Residual Values (1)	1	6	1,052,131	1,163,201
Unearned Income on Lease	-	(6)	(2,169,758)	(2,303,953)
Offsetting Residual Values	(1)	(6)	(1,052,131)	(1,163,201)
Leased Assets	67,835	69,667	7,152,081	7,611,613
Accumulated Depreciation	(67,835)	(69,667)	(3,902,524)	(4,140,355)
Excess Depreciation	26,670	27,838	1,435,649	1,741,284
Losses on Unamortized Lease	-	-	235,742	225,552
Advances for Guaranteed Residual Value	(26,670)	(27,827)	(2,231,976)	(2,546,380)
Other Assets	-	-	2,620	2,759
Total of Lease Portfolio at Present Value	1	12	2,707,550	2,915,480

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) is R$1 (06/30/2016 - R$1) Bank and R$530,297 (06/30/2016 - R$572,681) Consolidated.

On June 30, 2017 and 2016, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

					Bank		Consolidated
				06/30/2017	06/30/2016	06/30/2017	06/30/2016
Overdue				2	2	24,029	28,622
Due to:
Up to 1 Year				-	11	1,516,832	1,647,493
From 1 to 5 Years				-	-	1,683,127	1,802,318
Over 5 Years				-	-	13,859	9,728
Total				2	13	3,237,847	3,488,161

Report per Lease Portfolio Maturity at Present Value

					Bank		Consolidated
				06/30/2017	06/30/2016	06/30/2017	06/30/2016
Overdue				1	1	21,376	25,595
Due to:
Up to 1 Year				-	11	1,415,486	1,539,926
From 1 to 5 Years				-	-	1,264,058	1,345,421
Over 5 Years				-	-	6,630	4,538
Total				1	12	2,707,550	2,915,480

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				06/30/2017	06/30/2016	06/30/2017	06/30/2016
Private Sector				207,529,561	202,576,257	256,746,500	244,180,097
Industry				57,008,424	58,405,191	58,505,082	60,041,554
Commercial				25,663,211	24,404,289	28,810,096	26,912,441
Financial Institutions				853,276	2,329,765	856,685	2,335,536
Services and Other (1)				32,263,745	33,766,725	34,929,199	36,215,729
Individuals				88,673,210	81,102,077	130,371,359	115,730,476
Credit Cards				20,921,216	18,484,801	20,921,216	18,484,801
Mortgage Loans				27,045,527	26,969,722	27,045,527	26,969,722
Payroll Loans				13,228,043	10,722,053	21,959,493	16,654,331
Financing and Vehicles Lease				1,768,873	2,071,794	32,650,876	28,750,085
Others (2)				25,709,551	22,853,707	27,794,247	24,871,537
Agricultural				3,067,695	2,568,210	3,274,079	2,944,361
Public Sector				75,417	97,587	75,417	110,131
State				38,629	62,337	38,629	62,588
Municipal				36,788	35,250	36,788	47,543
Total				207,604,978	202,673,844	256,821,917	244,290,228

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							06/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	80,819,947	-	80,819,947	-	-	-
A	0.5%	70,796,307	-	70,796,307	353,982	267,673	621,655
B	1%	15,288,015	1,447,863	16,735,878	167,359	272,027	439,386
C	3%	9,398,722	2,046,451	11,445,173	343,355	766,013	1,109,368
D	10%	8,503,110	2,573,174	11,076,284	1,107,628	996,633	2,104,261
E	30%	2,308,579	2,212,037	4,520,616	1,356,185	-	1,356,185
F	50%	1,812,527	1,230,717	3,043,244	1,521,622	-	1,521,622
G	70%	1,176,475	865,948	2,042,423	1,429,696	-	1,429,696
H	100%	2,596,786	4,473,874	7,070,660	7,070,660	-	7,070,660
Total		192,700,468	14,850,064	207,550,532	13,350,487	2,302,346	15,652,833

							Bank
							06/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	78,479,385	-	78,479,385	-	-	-
A	0.5%	72,451,305	-	72,451,305	362,256	268,765	631,021
B	1%	13,189,282	1,339,029	14,528,311	145,283	252,263	397,546
C	3%	9,200,183	2,505,363	11,705,546	351,166	782,513	1,133,679
D	10%	6,197,321	2,592,000	8,789,321	878,932	322,171	1,201,103
E	30%	2,038,096	1,752,496	3,790,592	1,137,178	-	1,137,178
F	50%	1,230,801	1,401,343	2,632,144	1,316,072	-	1,316,072
G	70%	843,911	2,153,496	2,997,407	2,098,185	-	2,098,185
H	100%	2,625,016	4,674,817	7,299,833	7,299,833	-	7,299,833
Total		186,255,300	16,418,544	202,673,844	13,588,905	1,625,712	15,214,617

							Consolidated
							06/30/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,439,006	-	97,439,006	-	-	-
A	0.5%	94,851,739	-	94,851,739	474,259	288,863	763,122
B	1%	18,197,944	2,704,817	20,902,761	209,028	272,027	481,055
C	3%	10,304,500	3,235,279	13,539,779	406,193	766,013	1,172,206
D	10%	8,640,606	3,023,927	11,664,533	1,166,453	996,633	2,163,086
E	30%	2,404,911	2,452,549	4,857,460	1,457,238	-	1,457,238
F	50%	1,828,586	1,422,489	3,251,075	1,625,538	-	1,625,538
G	70%	1,297,015	1,006,908	2,303,923	1,612,746	-	1,612,746
H	100%	2,627,706	5,326,580	7,954,286	7,954,286	-	7,954,286
Total		237,592,013	19,172,549	256,764,562	14,905,741	2,323,536	17,229,277

							Consolidated
							06/30/2016
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	90,413,661	-	90,413,661	-	-	-
A	0.5%	94,700,430	-	94,700,430	473,504	298,769	772,273
B	1%	15,434,048	2,595,380	18,029,428	180,294	252,263	432,557
C	3%	9,958,494	3,655,794	13,614,288	408,429	782,513	1,190,942
D	10%	6,273,623	3,026,424	9,300,047	930,005	322,876	1,252,881
E	30%	2,169,574	1,996,246	4,165,820	1,249,746	-	1,249,746
F	50%	1,325,400	1,612,358	2,937,758	1,468,879	-	1,468,879
G	70%	847,935	2,297,931	3,145,866	2,202,107	-	2,202,107
H	100%	2,630,387	5,346,014	7,976,401	7,976,401	-	7,976,401
Total		223,753,552	20,530,147	244,283,699	14,889,365	1,656,421	16,545,786

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3) The total loan portfolio includes the value of a credit of R$54,446 Bank and R$57,355 (30/06/2016 - R$6,529) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Balance at Beginning	16,780,456	15,593,565	18,332,712	16,832,226
Allowances Recognized	5,185,459	4,998,856	5,961,156	5,753,077
Write-offs	(6,313,082)	(5,377,804)	(7,064,591)	(6,039,517)
Balance at End	15,652,833	15,214,617	17,229,277	16,545,786
Current	4,078,596	3,729,001	4,819,021	4,307,136
Long-term	11,574,237	11,485,616	12,410,256	12,238,650
Recoveries Credits (1)	1,240,437	1,310,780	1,335,190	1,400,909

(1) Recorded as income from financial intermediation in the categories: credit operations and leasing operations. Includes the result of the assignment of credits without co-obligation related to operations previously written off to losses in the amount of R$50,226 (2016 - R$94,162) in the Bank and R$50,226 (2016 - R$109,071) in the Consolidated.

g) Renegotiated Credits

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Renegotiated Credits	12,895,154	13,309,863	13,219,020	13,385,716
Allowance for Loan Losses	(7,462,030)	(7,432,223)	(7,571,409)	(7,455,212)
Percentage of Coverage on Renegotiated Credits	57.9%	55.8%	57.3%	55.7%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	06/30/2017		06/30/2016
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	5,270,646	1.5%	5,401,941	1.7%
10 Biggest	29,562,053	8.6%	30,963,147	9.6%
20 Biggest	43,087,403	12.6%	44,933,081	13.9%
50 Biggest	67,206,619	19.6%	69,019,662	21.3%
100 Biggest	88,342,501	25.7%	91,930,660	28.4%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			06/30/2017	06/30/2016
Assets
Rights to Foreign Exchange Sold			16,260,274	50,587,255
Exchange Purchased Pending Settlement			29,011,190	25,635,320
Advances in Local Currency			(269,645)	(515,753)
Income Receivable from Advances and Importing Financing			93,238	76,732
Currency and Documents Term Foreign Currency			129,513	7,253
Total			45,224,570	75,790,807
Current			43,875,289	73,840,798
Long-term			1,349,281	1,950,009
Liabilities
Exchange Sold Pending Settlement			24,455,592	44,273,291
Foreign Exchange Purchased			20,654,408	27,190,718
Advances on Foreign Exchange Contracts (Note 8.a)			(5,474,957)	(4,931,342)
Others			61	57
Total			39,635,104	66,532,724
Current			38,419,277	64,948,465
Long-term			1,215,827	1,584,259
Memorandum Accounts
Open Import Credits			822,235	483,205
Confirmed Export Credits			315,673	506,504

10. Trading Account

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Assets
Financial Assets and Pending Settlement Transactions	70,364	3,805,658	70,401	3,806,031
Clearinghouse Transactions	-	-	12,516	1,793
Debtors Pending Settlement	-	296	281,873	294,567
Stock Exchanges - Guarantee Deposits	72,565	151,911	72,565	151,911
Others (1)	869,276	460,050	869,276	460,050
Total	1,012,205	4,417,915	1,306,631	4,714,352
Current	1,012,205	4,417,915	1,306,631	4,714,352
Liabilities
Financial Assets and Pending Settlement Transactions	80,834	3,153,698	117,389	3,182,135
Creditors Pending Settlement	4,392	4,479	279,811	262,492
Creditors for Loan of Shares	38,825	72,578	196,825	172,840
Clearinghouse Transactions	-	-	1,759	1,424
Records and Settlement	2,355	2,989	3,825	4,120
Acquisition and Subscription of Securities Arising Release	-	-	-	1,274
Others	1,622	-	1,622	186
Total	128,028	3,233,744	601,231	3,624,471
Current	127,294	3,193,317	600,497	3,584,044
Long-term	734	40,427	734	40,427

(1) Refers to guarantee the deposits made in derivative transactions with customers in the market.

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	12/31/2016	Recognition	Realization	06/30/2017
Allowance for Loan Losses	11,226,152	2,235,416	(1,676,863)	11,784,705
Reserve for Legal and Administrative Proceedings - Civil	783,276	110,720	(16,678)	877,318
Reserve for Tax Risks and Legal Obligations	1,380,786	149,618	(3,137)	1,527,267
Reserve for Legal and Administrative Proceedings - Labor	1,060,611	373,458	(118,278)	1,315,791
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,719,237	697,907	(982,261)	3,434,883
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	545,119	-	(28,720)	516,399
Accrual for Pension Plan (2)	884,543	368,167	-	1,252,710
Profit Sharing, Bonuses and Personnel Gratuities	363,200	279,959	(355,294)	287,865
Other Temporary Provisions (3)	3,178,827	120,575	-	3,299,402
Total Tax Credits on Temporary Differences	23,141,751	4,335,820	(3,181,231)	24,296,340
Social Contribution Tax - Executive Act 2,158/2001	641,213	-	(119,461)	521,752
Balance of Recorded Tax Credits	23,782,964	4,335,820	(3,300,692)	24,818,092
Current	8,234,581			8,187,816
Long-term	15,548,383			16,630,276

					Bank
		12/31/2015	Recognition	Realization	06/30/2016
Allowance for Loan Losses		11,129,702	2,040,199	(2,507,700)	10,662,201
Reserve for Legal and Administrative Proceedings - Civil		777,079	155,935	(30,556)	902,458
Reserve for Tax Risks and Legal Obligations		1,627,384	136,177	(243,333)	1,520,228
Reserve for Legal and Administrative Proceedings - Labor		875,489	129,271	(139,502)	865,258
Adjustment to Fair Value of Trading Securities and Derivatives (1)		9,913,918	766,384	(5,821,226)	4,859,076
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		2,486,103	-	(1,941,203)	544,900
Accrual for Pension Plan (2)		874,253	96,241	(27,547)	942,947
Profit Sharing, Bonuses and Personnel Gratuities		373,329	259,269	(381,172)	251,426
Other Temporary Provisions (3)		2,432,406	353,682	-	2,786,088
Total Tax Credits on Temporary Differences		30,489,663	3,937,158	(11,092,239)	23,334,582
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	-	641,213
Balance of Recorded Tax Credits		31,130,876	3,937,158	(11,092,239)	23,975,795
Current		8,063,063			6,731,316
Long-term		23,067,813			17,244,479

		Change in the			Consolidated
		Escope of
	12/31/2016	Consolidation (Note 15)	Recognition	Realization	03/31/2017
Allowance for Loan Losses	12,321,090	(181)	2,619,877	(1,888,294)	13,052,492
Reserve for Legal and Administrative Proceedings - Civil	868,273	-	149,679	(38,062)	979,890
Reserve for Tax Risks and Legal Obligations	2,266,355	(404)	213,372	(19,974)	2,459,349
Reserve for Legal and Administrative Proceedings - Labor	1,124,992	(310)	395,691	(124,300)	1,396,073
Adjustment to Fair Value of Trading Securities and Derivatives (1)	3,745,880	-	697,913	(987,560)	3,456,233
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	569,194	-	25,639	(31,017)	563,816
Accrual for Pension Plan (2)	886,535	-	369,384	-	1,255,919
Profit Sharing, Bonuses and Personnel Gratuities	386,483	(664)	292,148	(368,672)	309,295
Other Temporary Provisions (3)	3,434,482	(6,568)	154,494	(107,523)	3,474,885
Total Tax Credits on Temporary Differences	25,603,284	(8,127)	4,918,197	(3,565,402)	26,947,952
Tax Loss Carryforwards	508,045	-	47,088	(126,343)	428,790
Social Contribution Tax - Executive Act 2,158/2001	655,359	-	-	(119,460)	535,899
Balance of Recorded Tax Credits	26,766,688	(8,127)	4,965,285	(3,811,205)	27,912,641
Current	9,102,267				9,137,165
Long-term	17,664,421				18,775,476

					Consolidated
		12/31/2015	Recognition	Realization	06/30/2016
Allowance for Loan Losses		12,013,011	2,400,971	(2,654,637)	11,759,345
Reserve for Legal and Administrative Proceedings - Civil		847,544	164,317	(39,730)	972,131
Reserve for Tax Risks and Legal Obligations		2,500,587	209,300	(253,570)	2,456,317
Reserve for Legal and Administrative Proceedings - Labor		909,010	137,005	(141,720)	904,295
Adjustment to Fair Value of Trading Securities and Derivatives (1)		10,006,970	794,670	(5,910,446)	4,891,194
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		2,609,682	-	(2,050,117)	559,565
Accrual for Pension Plan (2)		874,347	96,241	(27,641)	942,947
Profit Sharing, Bonuses and Personnel Gratuities		399,358	275,770	(408,816)	266,312
Other Temporary Provisions (3)		2,635,520	391,269	(115,665)	2,911,124
Total Tax Credits on Temporary Differences		32,796,029	4,469,543	(11,602,342)	25,663,230
Tax Loss Carryforwards		537,037	16,208	(171,228)	382,017
Social Contribution Tax - Executive Act 2,158/2001		655,359	-	-	655,359
Balance of Recorded Tax Credits		33,988,425	4,485,751	(11,773,570)	26,700,606
Current		8,786,456			7,491,378
Long-term		25,201,969			19,209,228

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed mainly by administrative provisions nature and escrow deposits.

Banco Santander has tax credits not activated in the amount of R$617,859 (06/30/2016 - R$697,330) and R$619,086 (06/30/2016 - R$866,899) Consolidated.

As established by CMN Resolution 3,059/2002, with the changes introduced by CMN Resolution 4,441/2015, Santander Brasil presented the reasons and rationales to support the accounting of deferred tax assets on its financial statements. On February 22, 2016, the request for maintenance and the procedures for registration of the Bank's tax credit was approved by the Bacen.

b) Expected Realization of Recorded Tax Credits

						Bank
						06/30/2017
				Temporary Differences		Total
Year		IRPJ	CSLL	PIS/Cofins	CSLL 18%	Recorded
2017		2,769,240	2,209,677	103,876	197,207	5,280,000
2018		3,158,722	2,508,484	136,481	11,944	5,815,631
2019		3,744,535	2,223,029	75,675	27,063	6,070,302
2020		3,497,079	2,120,749	63,398	-	5,681,226
2021		154,890	92,671	4,430	285,538	537,529
2022 to 2024		416,005	249,603	6,645	-	672,253
2025 to 2026		459,902	301,249	-	-	761,151
Total		14,200,373	9,705,462	390,505	521,752	24,818,092

						Consolidated
						06/30/2017
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2017	2,998,997	2,387,346	104,795	56,734	205,417	5,753,289
2018	3,651,133	2,898,723	138,317	67,635	11,944	6,767,752
2019	4,440,355	2,618,542	77,091	58,402	32,100	7,226,490
2020	3,628,356	2,201,634	64,396	99,711	900	5,994,997
2021	168,001	98,532	5,426	81,143	285,538	638,640
2022 to 2024	422,737	252,424	7,221	53,289	-	735,671
2025 to 2026	474,653	309,113	-	11,876	-	795,642
2027	115	45	-	-	-	160
Total	15,784,347	10,766,359	397,246	428,790	535,899	27,912,641

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of recorded tax credits is R$21,578,715 (06/30/2016 - R$19,875,197) Bank and R$24,304,908 (06/30/2016 - R$22,194,031) Consolidated, the present value was calculated taking into account the expected realization of temporary differences, tax losses carryforwards, negative CSLL bases, Social Contribution tax at the rate of 18% (Provisional Act 2,158/2001) and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Notes and Credits Receivable (Note 8.a)
Credit Cards	16,933,288	14,133,412	16,982,837	14,180,127
Receivables (1)	13,298,407	12,656,901	15,814,883	14,949,142
Rural Product (CPR)	34,495	109,905	34,495	109,905
Others	-	-	191,433	-
Escrow Deposits for
Tax Claims	4,811,015	4,761,485	7,039,035	6,866,109
Labor Claims	1,677,736	1,679,444	1,743,626	1,737,338
Others	1,679,590	980,270	1,924,454	1,136,588
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	614,603	730,572	695,792	819,518
Recoverable Taxes	1,927,846	1,935,018	2,599,281	2,451,841
Receivables - Buyer Services (Note 26.e) (2)	15,437,606	11,671,737	15,424,063	11,671,737
Reimbursable Payments	181,430	137,221	209,868	151,034
Salary Advances/Others	191,403	180,227	264,615	228,717
Employee Benefit Plan (Note 35)	138,461	-	162,040	-
Debtors for Purchase of Assets (Note 8.a)	82,201	75,789	82,201	76,303
Receivable from Affiliates (Note 26.e)	854,401	819,847	855,798	816,015
Others	1,176,213	1,072,432	1,741,448	1,892,140
Total	59,038,695	50,944,260	65,765,869	57,086,514
Current	28,366,454	35,738,849	31,798,545	38,463,812
Long-term	30,672,241	15,205,411	33,967,324	18,622,702

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2) At June 30, 2017, at Banco Santander includes the amount of R$15,423,658 receivable related to the acquisition of its subsidiary Getnet Acquiring and Services for Means of Payment S.A. (Getnet S.A.).

13. Non-Current Assets Held for Sale

As of June 30, 2017, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA) on April 20, 2017, Holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded was R$130,713 in the Bank and Consolidated.

As of June 30, 2016, it consisted of investments in wind energy entities, the amount recorded in the Consolidated was R$487,386. On September 30, 2016, due to the non-expectation of sale of these investments due to the market situation, Management decided to transfer the total of this balance to the caption of investments in affiliated and controlled companies in the country (Note 15).

14. Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is a branch of Banco Santander, and is not a legal company incorporated separately. It operates in the Cayman Islands under the Category "B" banking license. In the normal course of business, the branch has significant transactions with the parent and its affiliates. All transactions are made and recorded under the direction of Head Office in which the branch is economically dependent.

The Grand Cayman branch is licensed by the Law of Banks and Trust Companies, or "Law of Banks and Trust Companies" as a Bank of Category "B" and is duly registered as a Foreign Company by the Officer Societies Registration in Grand Cayman in the Cayman Islands. The branch therefore is duly authorized to perform banking business in the Cayman Islands and are currently involved in the funding business in the banking market and the international capital to provide credit lines to us, which are then extended to our customers for financing working capital and foreign trade. Its also receives foreign currency deposits of corporate clients and individuals and grants credit to brazilian and foreign clients, mainly to support trade with Brazil.

Luxembourg

The Brazilian Central Bank, on June 9, 2017, granted to Banco Santander the authorization for the incorporation of a branch in Luxembourg, with a capital equivalent to US$1 billion and the purpose of complementing the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offering products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation and has a greater ability to source funds.

The incorporation of the branch is still subject to the authorization to be granted by the Luxembourg financial authority.

Subsidiary:

Banco Santander has a independent subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements include:

	Grand Cayman Branch			Santander Brasil EFC
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Assets	89,093,070	73,929,247	3,013,118	2,941,471
Current and Long-term Assets	89,093,069	73,929,237	3,013,095	2,941,245
Cash	2,479,841	357,498	196,171	411,767
Interbank Investments	12,457,349	12,290,546	1,321,250	956,178
Securities and Derivatives Financial Instruments	35,223,673	33,929,035	125,821	8,429
Lending Operations (1)	20,067,776	21,194,414	1,291,711	1,563,030
Foreign Exchange Portfolio	16,372,413	5,060,236	-	-
Others	2,492,017	1,097,508	78,142	1,841
Permanent Assets	1	10	23	226
Liabilities	89,093,070	73,929,247	3,013,118	2,941,471
Current and Long-term Liabilities	50,881,110	39,661,489	165,980	217,204
Deposits and Money Market Funding	9,238,405	6,816,587	-	-
Funds from Acceptance and Issuance of Securities (3)	3,013,912	4,946,946	-	-
Borrowings (2)	20,227,584	19,533,916	-	-
Foreign Exchange Portfolio	16,324,574	5,504,407	-	-
Others	2,076,635	2,859,633	165,980	217,204
Deferred Income	117	266	17,778	17,197
Stockholders' Equity	38,211,843	34,267,492	2,829,360	2,707,070

	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Result	1,224,032	253,251	18,576	(66,008)

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) The variation mainly refers to liquidations of eurobonds during the second half 2016.

15. Investments in Affiliates and Subsidiaries

					06/30/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito)	Microcredit	43,129,918	-	100.00%	100.00%
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (15)	Other Activities	-	-	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.) (19)	Other Activities	4,597	-	100.00%	100.00%
Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	174,360,451	-	60.65%	60.65%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Companhia Securitizadora de Créditos Financeiros (3)	Securitization	-	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (20)	Payment Institution	40,000	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (4)	Bank	227,106	-	-	60.00%
Banco PSA (6)	Bank	105	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Current Corporate Name of PSA Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)) (6) (7)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence	Private Pension	12,591,172	-	-	100.00%
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (19)
BW Guirapá I S.A. (8) (11)	Holding	848	-	-	86.81%

					06/30/2017
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Santander Serviços
Webcasas S.A.	Other Activities	24,500	-	-	100.00%
Jointly Controlled Companies by Banco Santander (17)
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1)	Other Activities	3,859	2,953	11.11%	11.11%
Campo Grande Empreendimentos	Other Activities	255	-	25.32%	25.32%
Jointly Controlled Companies by Santander Serviços (17)
Webmotors S.A. (2) (9) (12)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (17) (19)
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (6) (10)	Insurance Broker	250	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia) (16)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan (17)
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (13)	Other Activities	176,435	-	-	100.00%
Controlled by Tebnet (17)
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (14)	Other Activities	169,286	-	-	100.00%
Controlled by Olé Consignado (4)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Bonsucesso Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Controladas da BW Guirapá I S.A. (8) (11)
Central Eólica Angical S.A. (Angical) (8) (11)	Wind Energy	717	-	-	100.00%
Central Eólica Caititu S.A. (Caititu) (8)	Wind Energy	935	-	-	100.00%
Central Eólica Coqueirinho S.A. (Coqueirinho) (8) (11)	Wind Energy	943	-	-	100.00%
Central Eólica Corrupião S.A. (Corrupião) (8) (11)	Wind Energy	712	-	-	100.00%
Central Eólica Inhambu S.A. (Inhambu) (8) (11)	Wind Energy	918	-	-	100.00%
Central Eólica Tamanduá Mirim S.A. (Tamanduá Mirim) (8) (11)	Wind Energy	1,001	-	-	100.00%
Central Eólica Teiu S.A. (Teiu) (8) (11)	Wind Energy	746	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Stockholders' Equity	Net Income (Loss) Adjusted	Investments Value		Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	06/30/2017	06/30/2017	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Controlled by Banco Santander
Santander Leasing	5,899,400	172,211	4,635,397	4,504,039	135,313	138,847
Santander Brasil Consórcio	180,366	43,751	180,366	116,473	43,751	10,657
Banco Bandepe	3,189,524	97,153	3,189,524	3,039,240	97,153	106,608
Banco RCI Brasil S.A.	1,169,014	78,698	466,331	530,812	31,394	(8,271)
Aymoré CFI	1,616,686	237,718	1,616,686	1,492,761	237,718	78,637
Santander CCVM	559,381	2,077	559,379	497,568	2,077	11,646
Santander Microcrédito	17,652	335	17,652	19,015	335	181
Santander Brasil Advisory (15)	14,841	(378)	14,841	14,477	(378)	493
Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.)(19)	1,567,388	24,849	1,567,388	1,393,163	24,849	(5,584)
Getnet S.A.	1,670,453	202,083	1,478,351	1,203,030	178,844	97,295
Sancap	441,105	31,612	441,105	327,604	31,612	53,698
Santander Serviços	923,660	132,569	560,231	410,754	80,408	46,764
Santander Brasil EFC	2,829,360	18,576	2,829,360	2,707,070	18,576	(66,008)
Mantiq Investimentos Ltda. (Mantiq) (5)	-	-	-	6,141	-	3,277
Controlled by Aymoré CFI
Super Pagamentos (20)	16,121	(1,607)	-	-	-	-
Olé Consignado (4)	706,452	33,587	-	-	-	-
Banco PSA (6)	292,454	22,632	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil (6) (7)	383,469	12,210	-	-	-	-
Controlled by Sancap
Santander Capitalização	163,749	53,340	-	-	-	-
Evidence	257,974	(22,400)	-	-	-	-
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.) (19)
BW Guirapá I S.A. (8) (11)	517,783	(2,925)	-	-	-	-

	Adjusted
	Stockholders'	Net Income (Loss)
	Equity	Adjusted	Investments Value		Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	06/30/2017	06/30/2017	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Controlled by Santander Serviços
Webcasas S.A.	23,305	648	-	-	-	-
Jointly Controlled Companies by Banco Santander (17)
Cibrasec (1)	75,187	5,434	7,214	10,235	642	509
Norchem Participações	50,384	1,949	25,192	24,572	974	907
EBP (1)	42,477	(13,924)	4,720	6,223	(1,547)	(473)
Controlled by Getnet S.A.
Auttar HUT	12,145	(285)	-	-	-	-
Integry Tecnologia (16)	75,632	957	-	-	-	-
Toque Fale	3,865	1,663	-	-	-	-
Controlled by Olé Consignado (4)
BPV Promotora de Vendas e Cobrança Ltda.	9,731	2,781	-	-	-	-
Bonsucesso Tecnologia Ltda.	2,319	1,869	-	-	-	-
Controladas da BW Guirapá I S.A. (8) (11)
Angical (8) (11)	39,933	(117)	-	-	-	-
Caititu (8)	64,909	(142)	-	-	-	-
Coqueirinho (8) (11)	81,073	(347)	-	-	-	-
Corrupião (8) (11)	74,956	(498)	-	-	-	-
Inhambu (8) (11)	91,522	(1,348)	-	-	-	-
Tamanduá Mirim (8) (11)	86,363	(669)	-	-	-	-
Teiu (8) (11)	51,245	186	-	-	-	-

	Adjusted Stockholders' Equity
		Net Income (Loss) Adjusted
			Investments Value		Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	06/30/2017	06/30/2017	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Affiliate
Norchem Holdings	93,560	8,423	20,349	20,174	706	670
Others	-	-	256	234	217	16,548
Total Bank			17,614,342	16,323,585	882,644	486,401
Jointly Controlled Companies by Banco Santander (17)
Cibrasec (1)	75,187	5,434	7,214	-	642	-
Norchem Participações	50,384	1,949	25,192	-	974	-
EBP (1)	42,477	(13,924)	4,720	-	(1,547)	-
Jointly Controlled Companies by Santander Serviços (17)
Webmotors S.A. (2) (9) (12)	123,173	12,905	78,283	-	8,948	-
TecBan	435,329	30,214	86,239	-	5,959	-
Controlled by TecBan
Tbnet (13)	74,447	(23,000)	-	-	-	-
Controlled by Tebnet
Tbforte (14)	69,581	(24,546)	-	-	-	-
Controlled by Santander Corretora de Seguros (Current Corporate Name of Santander Participações S.A.)(17) (19)
PSA Corretora de Seguros (6) (10)	1,969	653	985	-	327	-
Affiliate
Norchem Holdings	93,560	3,248	20,349	20,174	706	670
Others (18)	-	-	129,319	124,820	-	-
Total Consolidated			352,301	144,994	16,009	670

(1) Although the participations was less than 20%, the Bank exercises control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single shareholder.

(2) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Serviços and Carsales.com. Investments PTY LTD (Carsales).

(3)The capital of the Company is R$100.00 composed of one hundred (100) common shares with no par value.

(4) At the Extraordinary Shareholders' Meeting (ESM) of November 1, 2016, the capital increase of Olé Consignado in the amount of R$50,000, from the current R$350,000 to R$400,000, throught the insuance of 28,509,708 new nominated ordinary shares, without nominal value was approved. The process of the increase was approved by the Bacen in November 22, 2016.

(5) Investment sold in July 14, 2016.

(6) Investment acquired on August 1, 2016 (Note 37.c).

(7) At the ESM held on August 1, 2016, approved the change of the name of PSA Finance Arrendamento Mercantil S.A. to Santander Finance Arrendamento Mercantil S.A., which was approved by the Bacen in December 12, 2016.

(8) Investments transferred from the non-current assets item held for sale (Note 13) in September 2016.

(9) At the ESM realized in September 26, 2016, the reduction of the capital of Webmotors S.A. was approved without cancellation of shares in the amount of R$109,800 to be considered excessive to maintain its activities, and the capital of R$194,580 to R$84,780.

(10) Pursuant to the shareholders' agreement, the control is shared by Santander Participações and PSA Services LTD.

(11) At ESMs held on October 31, 2016, a capital increase was approved by BW Guirapá I SA for Winds: Angical in the amount of R$600, through the issuance of 10,200 new common shares, Coqueirinho in the amount of R$1,300 , through the issuance of 13,900 new common shares, Corrupião in the amount of R$2,501, through the issuance of 22,125 new common shares, Inhambu in the amount of R$2,102 through the issuance of 19,175 new common shares, Tamanduá Mirim in the amount of R$306, through the issue of 3,300 new common shares and for Teiu in the amount of R$1,405, through the issuance of 19,600 new common shares, the shares subscribed by BW Guirapá I SA, will be paid in national currency in up to 365 days, November 2017.

(12) On December 30, 2016, Virtual Motors Páginas Eletrônicas Ltda. - ME (Virtual Motors) was merged into Webmotors S.A (Note 37.d).

(13) At the Meetings of the shareholders held in the period from January to March 2017, capital increases were approved in the amount of R$34,340, from R$142,095 to R$176,435, with the issuance of 34,340 thousand new shares, In the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(14) At the Meetings of the shareholders held between January and March 2017, capital increases were approved in the amount of R$33,020, from R$136,266 to R$169,286, with the issue of 33,020,000 new shares, In the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(15) In March 2017, there was a reverse split of shares representing the capital stock of SB Advisory at the rate of 100,000 (one hundred thousand) shares for one (1) common share. As a result of the reverse split, the number of shares representing Santander Brasil Advisory capital was changed from 1,370,914 (one million, three hundred and seventy thousand, nine hundred and fourteen) to 13 (thirteen) common shares, all nominative and without par value and any fractional shares were canceled (Note 37.c).

(16) On March 9, 2017, under a contractual amendment, the partners resolved by mutual agreement to increase Integry Tecnologia capital stock in the amount of R$75,000, from R$1,276 to R$76,276, through the distribution of 75,000,000 (seventy-five million) of new shares with a par value of R$1.00 each.

(17) Effective from January 1, 2017, CMN Resolution 4,517 of August 24, 2016, which establishes that equity interests in jointly-controlled entities must be accounted for using the equity method (Note 2).

(18) Includes the net amortization amount of R$22,607 (06/30/2016 - R$28,861) referring to the conclusion of the Purchase Price Allocation (PPA) study on the acquisition of Bonsucesso by Aymoré CFI, R$84,460 (06/30/2016 - R$95,703) related to goodwill on the acquisition of the shares representing the remaining 50% of the voting capital stock of Super (Note 37.c), R$20,925 referring to goodwill recorded at BW Guirapá I SA relating to the acquisition of Special Purpose Companies (SPE) of Wind Farms and R$1,071 referring to the final value of the purchase price of the Banco PSA.

(19) At the ESM held on May 8, 2017, was approved the change of company name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A.

(20) In May, 2017, was approved by Bacen the authorization process to operation of the Company as a payment institution.

16. Fixed Assets

				Bank
			06/30/2017	06/30/2016
	Cost	Depreciation	Net	Net
Real Estate	2,510,711	(650,335)	1,860,376	1,926,835
Land	667,139	-	667,139	663,757
Buildings	1,843,572	(650,335)	1,193,237	1,263,078
Others Fixed Assets	11,154,741	(7,222,436)	3,932,305	4,339,913
Installations, Furniture and Equipment	3,119,040	(1,689,174)	1,429,866	1,448,855
Data Processing Equipment	3,346,101	(2,700,267)	645,834	885,503
Leasehold Improvements	3,652,270	(2,088,185)	1,564,085	1,645,746
Security and Communication Equipment	746,325	(482,829)	263,496	295,657
Others	291,005	(261,981)	29,024	64,152
Total	13,665,452	(7,872,771)	5,792,681	6,266,748

				Consolidated
			06/30/2017	06/30/2016
	Cost	Depreciation	Net	Net
Real Estate	2,824,668	(676,932)	2,147,736	2,023,294
Land	700,707	-	700,707	697,047
Buildings	2,123,961	(676,932)	1,447,029	1,326,247
Others Fixed Assets	12,920,893	(7,894,341)	5,026,552	4,802,010
Installations, Furniture and Equipment	3,815,528	(1,743,086)	2,072,442	1,564,693
Data Processing Equipment	3,593,636	(2,775,844)	817,792	1,045,291
Leasehold Improvements	3,716,503	(2,128,499)	1,588,004	1,674,231
Security and Communication Equipment	1,475,386	(982,623)	492,763	424,914
Others	319,840	(264,289)	55,551	92,881
Total	15,745,561	(8,571,273)	7,174,288	6,825,304

17. Intangibles

				Bank
			06/30/2017	06/30/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,120,037	(25,563,054)	556,983	2,179,372
Other Intangible Assets	9,054,525	(5,970,293)	3,084,232	2,598,500
Acquisition and Development of Software (1)	6,045,097	(4,273,804)	1,771,293	1,580,917
Exclusivity Contracts for Provision of Banking Services (1)	2,687,948	(1,435,492)	1,252,456	947,624
Others	321,480	(260,997)	60,483	69,959
Total	35,174,562	(31,533,347)	3,641,215	4,777,872

				Consolidated
			06/30/2017	06/30/2016
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,459,096	(26,209,933)	1,249,163	3,071,189
Other Intangible Assets	9,556,539	(6,296,173)	3,260,366	2,796,599
Acquisition and Development of Software	6,538,076	(4,583,485)	1,954,591	1,770,818
Exclusivity Contracts for Provision of Banking Services	2,687,948	(1,435,492)	1,252,456	947,624
Others	330,515	(277,196)	53,319	78,157
Total	37,015,635	(32,506,106)	4,509,529	5,867,788

Value in use is used as the base to evaluate goodwill on acquired companies with the impairment test. For this purpose, we estimate cash flow for a period of 5 years. We prepare cash flows considering several factors, including: (i) macro-economic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate and long-term adjustments to cash flows on a continuous basis, as showed in the table below. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in differing outcomes. The estimate of cash flows is based on valuations prepared by independent research company, which is reviewed annually or whenever there is an evidence of reduction on its recoverable value and approved by the Administration.

					Commercial Bank
						12/31/2016
Main Assumptions:
Basis of Valuation				Value in Use: Cash Flows
Period of the Projections of Cash Flows (1)						5 Years
Growth Rate						8.0%
Discount Rate (2)						15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 20.23%.

Based on the assumptions described above, was not identified any impairment of goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					06/30/2017	06/30/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,181,314	-	-	-	16,181,314	14,947,783
Savings Deposits	37,063,761	-	-	-	37,063,761	34,516,967
Interbank Deposits	-	21,732,674	19,843,591	2,873,132	44,449,397	70,876,546
Time Deposits (1)	97,175	34,750,231	29,646,087	59,916,229	124,409,722	83,401,440
Total	53,342,250	56,482,905	49,489,678	62,789,361	222,104,194	203,742,736
Current					159,314,833	156,876,708
Long-term					62,789,361	46,866,028

						Consolidated
					06/30/2017	06/30/2016
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,175,261	-	-	-	16,175,261	14,916,777
Savings Deposits	37,063,761	-	-	-	37,063,761	34,516,967
Interbank Deposits (1)	-	1,848,997	527,199	518,165	2,894,361	2,601,300
Time Deposits (1) (2)	97,175	34,742,994	28,676,830	58,964,854	122,481,853	82,512,650
Other Deposits	129	-	-	-	129	-
Total	53,336,326	36,591,991	29,204,029	59,483,019	178,615,365	134,547,694
Current					119,132,346	90,572,173
Long-term					59,483,019	43,975,521

(1) Includes the amount of R$275,476 of Interbank Deposits - CDI and R$10,313 (06/30/2016 - R$43,427,383) of Time Deposit Certificates - CDB, cash flow hedge objects (Note 6.b.V.b).

(2) Consider the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

						Bank
					06/30/2017	06/30/2016
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		93,613,640	27,629,366	2,477,107	123,720,113	127,011,356
Government Securities		79,396,533	34,974	-	79,431,507	64,533,930
Others		14,217,107	27,594,392	2,477,107	44,288,606	62,477,426
Third Parties		9,233,670	-	-	9,233,670	20,437,515
Linked to Trading Portfolio Operations		-	3,871,740	25,086,130	28,957,870	25,991,924
Total		102,847,310	31,501,106	27,563,237	161,911,653	173,440,795
Current					134,348,416	128,351,732
Long-term					27,563,237	45,089,063

					Consolidated
				06/30/2017	06/30/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Own Portfolio	90,701,410	27,611,852	2,477,107	120,790,369	120,342,223
Government Securities	76,484,302	35,392	-	76,519,694	58,039,590
Debt Securities in Issue	8,236,616	26,933,449	2,463,096	37,633,161	55,853,090
Others	5,980,492	643,011	14,011	6,637,514	6,449,543
Third Parties	334,796	-	-	334,796	6,424,380
Linked to Trading Portfolio Operations	-	3,871,740	25,086,130	28,957,870	25,991,924
Total	91,036,206	31,483,592	27,563,237	150,083,035	152,758,527
Current				122,519,798	107,669,464
Long-term				27,563,237	45,089,063

c) Funds from Acceptance and Issuance of Securities

					Bank
				06/30/2017	06/30/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	17,146,916	50,966,554	8,076,017	76,189,487	89,347,600
Real Estate Credit Notes - LCI (1)	6,544,575	17,106,035	2,607,016	26,257,626	22,884,319
Agribusiness Credit Notes - LCA (2)	1,689,825	5,840,879	252,409	7,783,113	5,397,156
Treasury Bills - LF (3)	8,912,516	28,019,640	5,216,592	42,148,748	61,066,125
Securities Issued Abroad	1,411,878	1,970,043	10,597	3,392,518	5,732,271
Eurobonds	1,411,878	1,970,043	10,597	3,392,518	5,732,271
Funding by Structured Operations Certificates	337,559	549,877	442,811	1,330,247	980,425
Total	18,896,353	53,486,474	8,529,425	80,912,252	96,060,296
Current				72,382,827	56,793,962
Long-term				8,529,425	39,266,334

					Consolidated
				06/30/2017	06/30/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Exchange Acceptances (5)	239,077	311,905	519,796	1,070,778	923,212
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes	17,321,887	52,059,064	9,964,801	79,345,752	92,610,826
Real Estate Credit Notes - LCI (1)	6,544,575	17,106,036	2,607,015	26,257,626	22,884,319
Agribusiness Credit Notes - LCA (2)	1,689,825	5,840,879	252,409	7,783,113	5,397,156
Treasury Bills - LF (3) (4)	9,087,487	29,112,149	7,105,377	45,305,013	64,329,351
Securities Issued Abroad	1,411,878	1,970,043	10,597	3,392,518	5,732,271
Eurobonds	1,411,878	1,970,043	10,597	3,392,518	5,732,271
Funding by Structured Operations Certificates	337,559	549,877	442,811	1,330,247	980,425
Total	19,310,401	54,890,889	10,938,005	85,139,295	100,246,734
Current				74,201,290	58,951,805
Long-term				10,938,005	41,294,929

(1) Real Estate Credit Notes are fixed income securities guaranteed by mortgages and mortgage-backed securities or liens on property. On June 30, 2017, has maturities between 2017 to 2020 (06/30/2016 - maturities between 2016 to 2020).

(2) Agribusiness credit notes are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 86.0% to 94.0% of CDI. On June 30, 2017, has maturities between 2017 to 2019 (06/30/2016 - maturities between 2016 to 2018).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2017, has maturities between 2017 to 2025 (06/30/2016 - maturities between 2016 to 2025).

(4) On June 30, 2017, includes the amount of R$2,585,420 of Financial Treasury Bills - LF, object to a cash flow hedge (Note 6.b.V.b).

(5) On June 30, 2017, includes the amount of R$671,679 of Exchange Treasury Bills - LC, object to a cash flow hedge (Note 6.b.V.b).

						Bank/Consolidated
					06/30/2017	06/30/2016
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	July-16	July-17	US$	2.0%	780,292	-
Eurobonds	June-16	June-17	US$	2.0%	-	463,465
Eurobonds	October-16	October-17	US$	2.2%	255,711	-
Eurobonds	December-16	December-17	US$	2.0%	200,742	-
Eurobonds	September-16	September-17	US$	2.0%	200,127	-
Eurobonds	August-16	August-17	US$	2.0%	190,207	-
Eurobonds	November-16	November-17	US$	1.8%	141,958	-
Eurobonds	November-16	November-17	US$	2.0%	134,092	-
Eurobonds	April-16	April-17	US$	2.1%	-	85,648
Eurobonds	April-16	April-17	US$	2.3%	-	22,557
Eurobonds	November-16	November-17	US$	2.1%	83,727	-
Eurobonds	December-16	June-17	US$	1.4%	29,054	-
Eurobonds	December-16	December-17	US$	1.8%	49,610	-
Eurobonds	October-16	October-17	US$	1.8%	48,978	-
Eurobonds	February-15	February-18	US$	2.2%	40,319	39,122
Eurobonds	October-16	October-17	EUR	0.4%	41,259	-
Eurobonds	September-16	September-17	US$	2.1%	36,467	-
Eurobonds	September-16	September-17	EUR	0.8%	22,944	-
Eurobonds	July-15	July-20	US$	3.0%	10,507	9,906
Eurobonds	February-17	February-18	US$	2.0%	75,472	-
Eurobonds	February-17	January-18	US$	2.3%	55,485	-
Eurobonds	March-17	February-18	US$	2.4%	33,326	-
Eurobonds	March-17	March-18	US$	2.1%	33,292	-
Eurobonds	February-17	February-18	US$	1.8%	20,917	-
Eurobonds	February-17	March-18	BRL	7.7%	18,443	-
Eurobonds	January-17	July-17	US$	1.4%	17,676	-
Eurobonds	June-17	December-17	US$	1.6%	165,432	-
Eurobonds	April-17	October-17	US$	0.2%	188,843	-
Eurobonds	May-17	May-18	US$	2.4%	47,129	-
Eurobonds	February-17 and September-12	February-17	US$	4.6%	-	4,079,615
Eurobonds (1)	September-14	September-16	JPY	1.8%	-	34,452
Eurobonds	December-15	July-16	US$	2.7%	-	162,336
Eurobonds	April-16	Octuber-16	US$	1.0%	-	112,746
Eurobonds	February-16	March-17	US$	2.5%	-	38,845
Others					470,509	683,579
Total					3,392,518	5,732,271

(1) On June 30, 2016, the amount of R$34,452 are market risk hedge operations indexed to foreign currency - YEN (Note 6.b.V.a).

d) Money Market Funding Expenses

				Bank		Consolidated
			01/01 to	01/01 to	01/01 to	01/01 to
			06/30/2017	06/30/2016	06/30/2017	06/30/2016
Time Deposits (1)			4,902,837	2,116,883	4,865,808	2,065,332
Savings Deposits			1,230,705	1,346,283	1,230,705	1,346,283
Interbank Deposits			3,249,901	4,266,315	150,208	203,438
Money Market Funding			9,503,919	12,117,146	8,871,743	10,901,093
Upgrade and Provisions Interest and Pension Plans and Capitalization			-	-	58,782	63,741
Acceptance and Issuance of Securities			4,050,594	10,708,787	4,279,158	11,014,438
Others			240,287	761,536	241,499	763,434
Total			23,178,243	31,316,950	19,697,903	26,357,759

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$246,369 (2016 - R$252,486) related to the issuance of the Debt Instrument Eligible Tier I and II Capital (Note 21).

e) Borrowings and Onlendings

					Bank
				06/30/2017	06/30/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	-	-	-	2,167
Foreign Borrowings	10,801,502	17,568,270	465,988	28,835,760	28,533,575
Import and Export Financing Lines	5,935,630	15,233,527	236,428	21,405,585	22,207,974
Other Credit Lines (1)	4,865,872	2,334,743	229,560	7,430,175	6,325,601
Domestic Onlendings	1,757,717	3,526,909	11,556,983	16,841,609	15,933,921
Total	12,559,219	21,095,179	12,022,971	45,677,369	44,469,663
Current				33,654,398	29,448,026
Long-term				12,022,971	15,021,637

					Consolidated
				06/30/2017	06/30/2016
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	29,730	66,997	395,764	492,491	66,915
Foreign Borrowings	9,480,742	17,568,270	465,988	27,515,000	27,577,926
Import and Export Financing Lines	5,935,630	15,233,527	236,428	21,405,585	22,208,152
Other Credit Lines (1)	3,545,112	2,334,743	229,560	6,109,415	5,369,774
Domestic Onlendings	1,757,717	3,526,909	11,556,983	16,841,609	15,933,921
Total	11,268,189	21,162,176	12,418,735	44,849,100	43,578,762
Current				32,430,365	28,530,117
Long-term				12,418,735	15,048,645

(1) Includes the amount of R$270,755 (06/30/2016 - R$1,850,098), of bonds subject to market risk hedging (Note 6.bVa) and on June 30, 2016 the amount of R$1,104 .171 of obligations subject to cash flow hedge (Note 6.bVb).

At the Bank and Consolidated, export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2022 (06/30/2016 - through 2019) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.7% p.a. to 20.0% p.a. (06/30/2016 - 0.6% p.a. to 55.9% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

			Bank		Consolidated
		06/30/2017	06/30/2016	06/30/2017	06/30/2016
Deferred Tax Liabilities		2,319,289	1,474,127	2,835,047	1,972,765
Provision for Taxes and Contributions on Income		160,134	923,146	548,478	1,201,486
Taxes Payable		399,657	640,092	536,214	727,084
Total		2,879,080	3,037,365	3,919,739	3,901,335
Current		1,136,049	2,034,000	1,820,893	2,537,889
Long-term		1,743,031	1,003,365	2,098,846	1,363,446

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2016	Recognition	Realization	06/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(29,213)	936,537
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	483,929	-	1,320,126
Excess Depreciation of Leased Assets		6,777	-	(110)	6,667
Others		575	55,384	-	55,959
Total		1,809,299	539,313	(29,323)	2,319,289

					Bank
		12/31/2015	Recognition	Realization	06/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		999,137	-	(37,560)	961,577
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		61,270	443,746	-	505,016
Excess Depreciation of Leased Assets		7,188	-	(229)	6,959
Others		25,364	-	(24,789)	575
Total		1,092,959	443,746	(62,578)	1,474,127

		Change in			Consolidated
		the Escope of
		Consolidation
	12/31/2016	(Note 15)	Recognition	Realization	06/30/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	1	8,078	(29,648)	947,752
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	541,113	(940)	1,433,144
Excess Depreciation of Leased Assets	385,127	-	-	(26,212)	358,915
Others	18,172	(825)	77,965	(76)	95,236
Total	2,265,591	(824)	627,156	(56,876)	2,835,047

					Consolidated
		12/31/2015	Recognition	Realization	06/30/2016
Adjustment to Fair Value of Trading Securities and Derivatives (1)		1,057,929	17,878	(88,597)	987,210
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		65,740	472,703	(1)	538,442
Excess Depreciation of Leased Assets		485,278	-	(49,976)	435,302
Others		33,872	5,046	(27,107)	11,811
Total		1,642,819	495,627	(165,681)	1,972,765

(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

					Bank
					06/30/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		140,970	111,887	27,282	280,139
2018		281,941	223,775	54,565	560,281
2019		254,752	151,518	49,261	455,531
2020		231,457	138,187	43,957	413,601
2021		167,745	100,627	31,746	300,118
2022 to 2024		165,226	99,076	29,301	293,603
2025 to 2026		10,011	6,005	-	16,016
Total		1,252,102	831,075	236,112	2,319,289

					Consolidated
					06/30/2017
		Temporary Differences
Year		IRPJ	CSLL	PIS/Cofins	Total
2017		231,074	137,490	28,133	396,697
2018		360,838	233,329	56,267	650,434
2019		311,488	158,724	50,963	521,175
2020		287,495	145,035	45,659	478,189
2021		222,248	106,613	33,448	362,309
2022 to 2024		268,739	107,644	31,853	408,236
2025 to 2026		11,143	6,466	-	17,609
2027		283	115	-	398
Total		1,693,308	895,416	246,323	2,835,047

20. Subordinated Debts

Consist of securities issued according to Bacen. Rules, which are used as Tier II Regulatory Capital for calculating operating limits, according to the proportion defined by CMN Resolution 4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					06/30/2017	06/30/2016
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	June-06	July-16	R$1,500	105.0% CDI	-	4,492,929
Subordinated Deposit Certificates	October-06	September-16	R$850	104.5% CDI	-	2,426,209
Subordinated Deposit Certificates	July-06 to October-06	July-16 and July-18	R$447	104.5% CDI	-	1,317,044
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	104,653	91,362
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	388,911	347,353
Total					493,564	8,674,897
Current					493,564	8,227,285
Long Term					-	447,612

(1) Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2) Indexed between 100% and 112% of CDI.

(3) Indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital for the issuance of equity instruments to compose the Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					06/30/2017	06/30/2016
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	4,188,367	4,064,716
Tier II (2)	January - 14	January - 24	R$3,000	6.000%	4,249,894	4,123,484
Total					8,438,261	8,188,200
Current					112,989	178,385
Long-term					8,325,272	8,009,815

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

		Bank		Consolidated
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Provision Technical for Pension and Capitalization Operations	-	-	1,784,072	1,641,529
Payables for Credit Cards	24,513,577	20,213,624	24,740,325	20,213,628
Provision for Tax Risks and Legal Obligations (Note 23.b) (2)	4,708,982	4,560,487	7,366,695	7,145,975
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)	5,360,704	4,381,819	5,810,431	4,648,003
Provision for Financial Guarantees	277,289	-	277,289	-
Employee Benefit Plans (Note 35)	3,562,803	2,775,353	3,572,906	2,775,353
Payables for Acquisition of Assets and Rights	20,770	22,393	20,770	22,393
Reserve for Tax Contingencies - Responsibility of Former Controlling (Note 23.i) (2)	606,109	726,325	687,298	815,271
Reserve for Legal and Administrative Proceedings -Responsibility of Former Controlling Stockholders (Note 23.i)	8,494	4,247	8,494	4,247
Accrued Liabilities
Personnel Expenses	1,429,985	1,357,598	1,545,361	1,489,073
Administrative Expenses	328,934	251,563	412,219	300,262
Others Payments	35,094	48,816	118,626	134,324
Creditors for Unreleased Funds	514,062	487,824	514,062	487,824
Provision of Payment Services	409,816	324,933	409,816	324,933
Suppliers	346,078	352,254	970,948	878,691
Others (1)	3,189,600	3,345,117	5,896,413	5,909,281
Total	45,312,297	38,852,353	54,135,725	46,790,787
Current	33,702,336	28,393,952	39,367,810	33,070,817
Long-term	11,609,961	10,458,401	14,767,915	13,719,970

(1) At the Consolidated, includes the obligation concerning the transfer of the Fund Portfolio Guarantee Benefit (FGB) from Zurich Santander Brasil Seguros e Previdência S.A. for Evidence, the assets and reserves of that portfolio now being managed by Evidence from February 2, 2015.

(2) According to Circular Letter Bacen 3,782/2016, the provisions for tax risks was reclassified from tax and social security to other payables - others.

Provision for Financial Guarantees

The provision for losses associated with the financial guarantees provided is based on the analysis of operations according to the type of obligation provided, past experience, future expectations and the management's risk assessment policy. They are reviewed monthly, as established by CMN Resolution 4,512/2016.

				Bank/Consolidated
				06/30/2017
			Balance Guarantees
Type of Financial Guarantee			Provided	Provision
Linked to International Merchandise Trade			323,246	13,165
Linked to Bids, Auctions, Provision of Services or Execution of Works			2,932,561	12,206
Linked to the Supply of Goods			1,540,586	4,815
Linked to the Distribution of Securities by Public Offer			1,429,170	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature			11,032,482	104,880
Other Guarantees			1,288	6
Other Bank Guarantees			14,334,456	121,235
Other Financial Guarantees			2,063,507	20,982
Total			33,657,296	277,289

Changes in Allowances for Financial Guarantees

Balance at Beginning				325,957
Constitution (Note 31)				91,176
Reversal (1) (Note 31)				(139,844)
Balance at End				277,289

(1) Corresponds to the honored guarantees, provision recorded in the allowance for loan losses.

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

Bank and Consolidated, on June 30, 2017 and 2016, no contingent assets were accounted (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			06/30/2017	06/30/2016	06/30/2017	06/30/2016
Reserve for Tax Contingencies and Legal Obligations (Note 22)			4,708,982	4,560,487	7,366,695	7,145,975
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			5,360,704	4,381,819	5,810,431	4,648,003
Labor			3,407,380	2,373,519	3,606,741	2,470,617
Civil			1,953,324	2,008,300	2,203,690	2,177,386
Total			10,069,686	8,942,306	13,177,126	11,793,978

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			06/30/2017			06/30/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,522,224	2,988,869	1,664,642	4,475,644	2,422,387	1,838,658
Recognition Net of Reversal (1)	51,920	529,864	394,075	90,139	363,867	352,750
Inflation Adjustment	140,210	295,758	89,413	201,979	143,620	84,150
Write-offs Due to Payment	(5,372)	(449,316)	(198,420)	(207,275)	(551,295)	(267,258)
Others	-	42,205	3,614	-	(5,060)	-
Balance at End	4,708,982	3,407,380	1,953,324	4,560,487	2,373,519	2,008,300
Escrow Deposits - Other Receivables	1,666,197	538,179	460,842	1,984,854	329,075	382,145
Escrow Deposits - Securities	13,485	14,946	1,067	32,686	6,262	10,204
Total Escrow Deposits (2)	1,679,682	553,125	461,909	2,017,540	335,337	392,349

						Consolidated
			01/01 to			01/01 to
			06/30/2017			06/30/2016
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	7,080,310	3,146,383	1,867,621	6,973,763	2,505,553	2,008,716
Recognition Net of Reversal (1)	76,420	567,734	482,607	84,413	395,207	411,966
Inflation Adjustment	232,541	309,068	102,800	293,222	149,276	94,012
Write-offs Due to Payment	(9,938)	(457,218)	(250,389)	(208,009)	(574,155)	(339,142)
Change in the Escope of Consolidation (Note 15)	(12,638)	(1,262)	-	-	-	-
Others	-	42,036	1,051	2,586	(5,264)	1,834
Balance at End	7,366,695	3,606,741	2,203,690	7,145,975	2,470,617	2,177,386
Escrow Deposits - Other Receivables	3,083,247	559,930	476,963	3,378,839	335,768	388,743
Escrow Deposits - Securities	14,664	14,946	1,092	33,991	6,262	10,226
Total Escrow Deposits (2)	3,097,911	574,876	478,055	3,412,830	342,030	398,969

(1)Tax risks include the constitutions of tax provisions related to judicial and administrative proceedings and legal obligations, recorded tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in litigation and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity and history of actions and evaluation loss of company stock businesses based on the opinions of internal and external legal advisors. The Santander has the policy to accrue the full amount of lawsuits whose loss valuation is probable. The legal obligation statutory tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

PIS and Cofins - R$1,730,616 Bank and R$3,425,624 Consolidated (06/30/2016 - R$1,599,005 Bank and R$3,163,558 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

Increase in CSLL Tax Rate - R$357,238 Bank and R$1,035,128 Consolidated (06/30/2016 - R$331,439 Bank and R$909,094 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

CSLL - Equal Tax Treatment - at the Consolidated R$55,118 (06/30/2016 - R$53,246): its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

Tax on Services for Financial Institutions (ISS) - R$652,412 Bank and R$667,230 Consolidated (06/30/2016 - R$809,450 Bank and R$826,356 Consolidated): the Banco Santander and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services.

Social Security Contribution (INSS) - R$259,353 Bank and R$259,360 Consolidated (06/30/2016 - R$318,325 Bank and R$337,844 Consolidated): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$704,231 (06/30/2016 - R$673,698) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3rd , 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended June 30, 2017 amounting R$1,416 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments and successes. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Action with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) action deriving of financing agreements, (3) execution action; and (4) action indemnity by loss and damage. For civil actions considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are accrued according to individual assessment performed, and provisions are based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes classified as risk of loss likely are described below:

Lawsuits for Indemnity - seeking indemnity for property damage and/or emotional distress, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - efforts to recover actions with collective the deficient inflation adjustments in savings accounts arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are recorded based on the average losses of cases closed.

Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the probable loss, the law and jurisprudence according to the assessment of loss made by legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Tribunal da Justiça (STJ - Justice Superior Court) decided against the bank’s. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. However, the assessment of this question is paralyzed in the Supreme Court for lack of quorum, considering that some of his ministers declared themselves unable to judge the matter and therefore is likely to judgment remains paralyzed for several years yet. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority stake, as was proposed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified as Possible Loss Risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for.

The shares tax classification with possible loss, totaling R$18,850 million, main processes being:

Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services challenging the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of June 30, 2017 the amount related to this challenge is approximately R$771 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several legal and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2017 the amounts related to these proceedings totaled approximately R$3,820 million.

IRPJ and CSLL - Capital Gain - the Federal Revenue Service of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Revenue Service of Brazil claiming that capital gain in sales shares of Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed an rate of 34% instead 15%. The assessment was contested administratively based on understanding tax treatment adopted at the transaction was in compliance and capital gain was taxed properly. The administrative process is awaiting trial. The Banco Santander is responsible for any adverse outcome in this process as Former Controller of Stockholders Zurich Santander Brasil Seguros e Previdência S.A. As of June 30, 2017 the amount related to this proceeding is approximately R$286 million.

Goodwill Amortization of Banco Real - the Brazilian Federal Revenue issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the base period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notices was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. On June 30, 2017, the figure was approximately R$1,301 million.

Goodwill Amortization of Banco Sudameris - the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented their appeals, which are pending. On June 30, 2017, the figure was aproximately R$592 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On June 30, 2017, aproximately R$2,193 million at the Consolidated.

The labor claims with classification of possible loss totaled R$15 million, excluding the processes below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed as Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the STF. The Regimental Appeal is an internal appeal filed in the STF itself, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The materials of the extraordinary appeal of the Bank now proceed to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the supplementation of retirement by the IGPDI for Banespa retirees who have been admitted until May 22 Of 1975. The judgment granted the correction but only in the periods in which no other form of adjustment was applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this regard in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the action.

The liabilities related to civil lawsuits with possible loss totaled R$1,215 million, the main processes as follows:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage and still not handed down.

Lawsuit Arising out of a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to actions of tax, labor and civil, in the amounts of R$606,109, R$1,966 and R$6,528 (06/30/2016 - R$726,325, R$718 and R$3,529) Bank and R$687,298, R$1,966 and R$6,528 (06/30/2016 - R$815,271, R$718 and R$3,529) Consolidated, respectively, recorded in other liabilities - others (Note 22) the responsibility of the former controlling Banks and acquired companies. Based on contracts signed, these actions have guaranteed reimbursement for part of former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require shareholders` approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			06/30/2017			06/30/2016
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	86,953	112,529	199,482	79,589	105,062	184,651
Foreign Residents	3,764,018	3,599,582	7,363,600	3,771,382	3,607,049	7,378,431
Total	3,850,971	3,712,111	7,563,082	3,850,971	3,712,111	7,563,082
(-) Treasury Shares	(30,356)	(30,356)	(60,712)	(24,506)	(24,506)	(49,012)
Total Outstanding	3,820,615	3,681,755	7,502,370	3,826,465	3,687,605	7,514,070

b) Dividends and Interest on Capital

According to the Bank’s bylaws, shareholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been and will continue to be calculated and paid in accordance with Brazilian Corporate Law.

Prior to the Annual Shareholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

				06/30/2017
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)	500,000	63.3780	69.7158	133.0938
Total	500,000

(1) Established by the Board of Directors in April 2017, Common Shares- R$53.8713, preferred - R$59.2584 and Units - R$113.1297 net of taxes.

(2) The amount of the interest on capital will be fully input into the mandatory dividends for the year 2017 and will be paid from May 26, 2017 without any compensation as monetary correction.

				06/30/2016
	In Thousands	Brazilian Real per Thousand Shares/Units
	of Brazilian Real	Common	Preferred	Units
Interest on Capital (1) (2)	500,000	63.4290	69.7719	133.2009
Total	500,000

(1) Established by the Board of Directors in June 2016, Common Shares- R$53.9146, preferred - R$59.3061 and Units - R$113.2207 net of taxes.

(2) The amount of interest on shareholders' equity will be fully charged to the mandatory dividends for the year 2017 and were paid as from May 26, 2017, without any remuneration for monetary restatement.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:

Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares of our own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury Shares

In the meeting held on November 3, 2016, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2016, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,402,972 Units, representing 38,402,972 common shares and 38,402,972 preferred shares, or the ADRs, which, on September 30, 2016, corresponded to approximately 1.02% of the Bank’s share capital. On September 30, 2016, the Bank held 384,029,725 common shares and 411,834,140 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to shareholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans.

The term of the Buyback Program is 365 days counted from November 4, 2016, and will expire on November 3, 2017.

				Bank/Consolidated
				Shares in Thousands
		06/30/2017		06/30/2016
		Quantity		Quantity
		Units	Units	ADRs
Treasury Shares at Beginning of Period		25,786	7,080	13,138
Cancellation of ADRs (1)		-	13,138	(13,138)
Shares Acquisitions		8,941	9,759	-
Payment - Share-Based Compensation		(4,371)	(5,471)	-
Treasury Shares at End of Period		30,356	24,506	-
Subtotal - Treasury Shares in Thousands of Reais		R$ 676,900	R$ 448,966	-
Emission Cost in Thousands of Reais		R$ 169	R$ 120	-
Balance of Treasury Shares in Thousands of Reais		R$ 677,069	R$ 449,086	-

Cost/Market Value		Units	Units	ADRs
Minimum Cost		R$7.55	R$7.55	US$4.37
Weighted Average Cost		R$22.30	R$18.32	US$6.17
Maximum Cost		R$32.29	R$18.98	US$10.21
Market Value		R$25.00	R$18.18	US$5.70

(1) In January 2016 was the transformation of all ADRs that were held in treasury for UNIT's.

Additionally, in the first half of 2017, treasury shares were traded, that resulted in loss of R$344 (2016 - R$5,964) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Results

The consolidated stockholders’ equity is reduced mainly to unrealized results of R$21,433 (06/30/2016 - R$2,915). In the first half of 2017, were realized results in the amounting of R$4,270 (2016 - R$4,885), in 2016 includes values referred to trading with third parties NTN-C and part of NTN-F, related to the sale made by Banco Santander to Santander Leasing (Note 6. a III) recorded in 2012 as unrealized results in the amount of R$514,532.

f) Participação dos Acionistas Minoritários

		Stockholders’ Equity		Result
			01/01 a	01/01 a
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Banco RCI Brasil S.A. (Note 15)	702,684	799,859	(47,306)	12,463
Santander Leasing (Note 15)	457	445	(13)	(14)
Getnet S.A. (Note 15)	192,102	156,957	(23,240)	(11,581)
Santander Brasil Advisory (Note 15)	-	521	-	(18)
BW Guirapá I S.A. (Note 15)	68,300	-	386	-
Olé Consignado (Note 15)	282,581	241,459	(13,435)	3,512
Banco PSA (Note 15)	146,227	-	(8,170)	-
Santander Serviços (Note 15)	363,402	269,017	(53,003)	(30,921)
FI Direitos Creditórios RCI Brasil I (Note 2)	480,394	469,354	(26,429)	(31,763)
FI RN Brasil - Financiamento de Veículos (Note 2)	300,160	-	(20,439)	-
Outros	8,202	-	1,305	163
Total	2,544,509	1,937,612	(190,344)	(58,159)

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2016 was 10.5%, composed of 9.875% of Reference Equity Minimum plus 0.625% of Capital Conservation Additional. Considering this additional, PR Level I increased to 6.625% and Minimum Principal Capital to 5.125%.

For the base year 2017, the PR requirement remains at 10.5%, including 9.25% of Minimum of Reference Equity and a further 1.25% of Capital Conservation Additional. The PR Level I reaches 7.25% and the Principal Capital Minimum 5.75%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

Index is calculated on a consolidated basis, as showed below:

	06/30/2017 (1)	06/30/2016 (1)
Tier I Regulatory Capital	57,797,157	57,316,904
Principal Capital	53,608,791	53,252,188
Supplementary Capital	4,188,367	4,064,715
Tier II Regulatory Capital	4,249,894	4,214,786
Regulatory Capital (Tier I and II)	62,047,051	61,531,690
Credit Risk (2)	315,850,522	307,543,315
Market Risk (3)	28,223,312	23,153,013
Operational Risk	31,914,296	16,779,267
Total RWA (4)	375,988,130	347,475,595
Basel I Ratio	15.37	16.5
Basel Principal Capital	14.26	15.3
Basel Regulatory Capital	16.50	17.7

(1) Amounts calculated based on the consolidated information provided by the Consolidated Prudential.

(2) Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent completions through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(4) Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 28, 2017 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2017 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the Ordinary General Meeting (OGM) held on April 28, 2017.

a.1) Long Term Benefits

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Fixed Compensation	42,746	40,143
Variable Compensation	75,604	54,694
Others	6,618	7,703
Total Short-Term Benefits	124,968	102,540
Shares Based Payments	1,606	-
Total Long-Term Benefits	1,606	-
Total (1)	126,574	102,540

(1) Refers to the amount paid by Banco Santander to its Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first half of 2017, charges were collected on Management compensation in the amount of R$15,349 (2016 - R$14,055).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	06/30/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	521,964	13.5%	519,268	14.0%	1,041,232	13.8%
Qatar Holding, LLC (Qatar Holding)	115,812	3.0%	115,812	3.1%	231,624	3.1%
Employees	4,227	0.1%	4,240	0.1%	8,467	0.1%
Directors (*)	4,985	0.1%	4,985	0.1%	9,970	0.1%
Others	256,371	6.7%	284,161	7.7%	540,532	7.1%
Total Outstanding	3,820,615	99.2%	3,681,755	99.2%	7,502,370	99.2%
Treasury Shares	30,356	0.8%	30,356	0.8%	60,712	0.8%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	376,410	9.8%	404,213	10.9%	780,623	10.3%

						Shares in Thousands
	06/30/2016
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.0%	1,733,644	46.7%	3,543,227	46.9%
GES (1)	1,107,673	28.8%	1,019,645	27.5%	2,127,318	28.1%
Banco Santander, S.A. (1)	518,207	13.5%	519,089	14.0%	1,037,296	13.7%
Santander Insurance Holding, S.L. (SIH) (1)	3,758	0.1%	179	0.0%	3,937	0.1%
Qatar Holding	207,812	5.4%	207,812	5.6%	415,624	5.5%
Employees	3,460	0.1%	3,473	0.1%	6,933	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	175,972	4.6%	203,763	5.5%	379,735	5.0%
Total Outstanding	3,826,465	99.5%	3,687,605	99.4%	7,514,070	99.4%
Treasury Shares	24,506	0.5%	24,506	0.6%	49,012	0.6%
Total	3,850,971	100.0%	3,712,111	100.0%	7,563,082	100.0%
Free Float (2)	387,244	10.0%	415,048	11.2%	802,292	10.6%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Shareholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect in view of the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2017	06/30/2017	06/30/2016	06/30/2016
Cash	347,421	-	264,842	-
Banco Santander Espanha (2)	342,316	-	261,374	-
Banco Santander (México), S.A. (4)	1,250	-	128	-
Banco Santander Totta, S.A. (4)	3,689	-	3,306	-
Others	166	-	34	-
Interbank Investments	51,115,371	2,190,327	47,518,638	2,090,313
Aymoré CFI (3)	30,220,128	1,591,552	26,705,993	1,667,882
Banco Santander Espanha (1) (2)	11,247,880	43,788	14,308,910	21,867
Banco PSA (3)	828,326	52,714	-	-
Banco RCI Brasil S.A. (3)	883,411	39,322	907,003	68,522
Olé Consignado (3) (10)	7,935,626	462,951	5,596,732	332,042
Securities	47,640,919	3,434,358	84,198,986	4,947,617
Santander Leasing (3)	47,640,919	3,434,358	84,198,986	4,947,617
Derivatives Financial Instruments - Net	(573,825)	(15,110)	(159,663)	561,971
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	(57,737)	(75,788)	(225,386)	125,651
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(105,418)	(7,766)	(90,086)	37,251
Banco Santander Espanha (2)	(434,662)	2,568	(55,890)	(11,614)
Santander FI Amazonas (3)	10,161	(18,968)	188,965	401,216
Santander Paraty (3) (Note 2)	-	-	(49,605)	(25,943)
Santander FI Hedge Strategies (3) (Note 2)	3,964	(168,347)	-	-
Getnet S.A. (3)	(509)	498	-	-
Santander FI Diamantina (3)	10,376	252,693	72,339	35,410
Loan Operations	-	289	-	1,426
Cibrasec (5) (11)	-	289	-	1,426
Dividends and Bonuses Receivables	-	-	100,000	-
Sancap (3)	-	-	100,000	-
Others	-	-	-	-
Trading Account	666,250	2,061	383,293	833
Abbey National Treasury (4)	105,945	344	95,796	204
Banco Santander Espanha (2)	560,305	1,717	287,497	629
Foreign Exchange Portfolio - Net	268,496	376,303	(119,480)	(123,224)
Banco Santander Espanha (2)	268,496	376,303	(119,480)	(123,224)
Receivables from Affiliates	16,278,059	1,274,160	819,847	1,284,189
Zurich Santander Brasil Seguros e Previdência S.A. (6)	831,998	747,576	797,867	752,954
Zurich Santander Brasil Seguros S.A. (6)	-	117,727	-	134,787
Santander Capitalização S.A. (3)	22,393	130,761	19,480	109,795
Aymoré CFI (3)	-	202,953	-	216,886
Santander CCVM (3)	-	50,363	-	45,403
Santander Leasing (3)	-	1,198	-	2,438
Santander Serviços (3)	-	9,523	-	9,523
Santander Microcrédito (3)	-	4,134	-	3,495
Santander Brasil Consórcio (3)	-	2,097	-	1,617
Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.) (3) (10)	-	499	-	2,500
Getnet S.A. (3) (9)	15,423,658	1,024	-	-
Others	10	6,305	2,500	4,791

Other Receivables - Others	8,943	9,870	6,526	22,016
Banco Santander Espanha (2)	4,611	-	4,589	1,540
Santander Capitalização S.A. (3)	3,405	-	1,669	3,923
Banco Santander International (4)	-	7,447	-	12,721
Santander Securities Services Brasil DTVM S.A. (4)	-	633	-	1,173
Others	927	1,790	268	2,659
Deposits	(46,236,461)	(3,280,888)	(72,031,789)	(4,239,223)
Santander Leasing (3)	(38,515,468)	(2,935,147)	(64,640,363)	(3,800,272)
Banco Santander Espanha (2)	(496,550)	(7,496)	(1,561)	-
Aymoré CFI (3)	(3,395,519)	(177,491)	(3,165,686)	(225,163)
Banco Bandepe (3)	(100,854)	(24,604)	(1,012,922)	(75,699)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(114,613)	-	(21,762)	-
Zurich Santander Brasil Seguros S.A. (6)	(13,063)	-	(27,118)	-
Santander Brasil Gestão de Recursos Ltda. (6)	(24,320)	(3,689)	(70,871)	(6,678)
Sancap (3)	(14,662)	(841)	(16,736)	(865)
Santander Brasil Asset (6)	(12,295)	(660)	(13,886)	(908)
Webmotors S.A. (7) (11)	(37,181)	(2,977)	(212,829)	(14,041)
Fundo de Investimento Santillana (4)	(801,374)	(42,572)	(657,918)	(41,528)
Isban Brasil S.A. (4)	(36,451)	(1,028)	(12,901)	(1,776)
Produban Serviços de Informática S.A. (4)	(14,987)	(681)	(13,774)	(885)
Banco RCI Brasil S.A. (3)	(76,648)	(1,434)	(105,096)	(6,459)
Santander Microcrédito (3)	(661)	(145)	(7,433)	(671)
Santander Corretora de Seguros) (Current Corporate Name of Santander Participações S.A.) (3) (10)	(722,323)	(40,128)	(656,062)	(39,564)
Santander Securities Services Brasil DTVM S.A. (4)	(251,780)	(12,614)	(142,754)	(9,035)
Santander Brasil Consórcio (3)	(110,489)	(6,339)	(69,565)	(4,459)
Santander Paraty (3) (Note 2)	-	-	(63,144)	-
Santander FI Hedge Strategies (3) (Note 2)	(1,304,245)	(14,237)	-	-
Santander Capitalização S.A. (3)	(9,750)	-	(9,157)	-
Santander CCVM (3)	(21,867)	(894)	(52,979)	(4,334)
Santander Securities Services Brasil Participações S.A. (4)	(66,953)	(3,551)	(26,947)	(1,504)
Super Pagamentos (3)	(19,290)	(2,299)	(14,892)	(865)
Webcasas S.A. (3)	(22,704)	(1,229)	(21,218)	(1,348)
Santander Brasil Advisory (3)	(12,355)	(686)	(11,845)	(768)
Santander Brasil EFC (3)	-	-	(955,827)	-
Getnet S.A. (3)	(14,430)	-	(428)	-
Others	(25,629)	(146)	(26,115)	(2,401)
Repurchase Commitments	(11,991,383)	(641,037)	(21,016,956)	(1,236,998)
Fundo de Investimento Santillana (4)	(162,347)	(8,700)	(334,688)	(20,661)
Getnet S.A. (3)	-	(15,667)	(174,794)	(8,196)
Santander FI Amazonas (3)	(242,169)	(4,420)	(179,677)	(12,038)
Santander FI Financial (3)	(10,395,450)	(557,284)	(9,213,133)	(580,758)
Santander Leasing (3)	-	(10,554)	(10,950,000)	(605,070)
Banco Bandepe (3)	(68,432)	(3,164)	(46,231)	(3,371)
Olé Consignado (3)	-	(1,176)	-	-
Santander CCVM (3)	(14,294)	(508)	(6,599)	(586)
Santander FI SBAC (3)	(387,929)	(4,945)	(8,853)	(1,036)
Santander FI Guarujá (3)	(48,376)	(1,231)	(36,341)	(653)
Santander FI Diamantina (3)	(30,969)	(3,570)	(66,640)	(4,080)
Super Pagamentos (3)	-	-	-	(405)
Banco PSA (3)	(324,609)	(17,835)	-	-
Santander FI Unix (3)	(297,776)	(10,423)	-	-
Integry Tecnologia	(17,489)	(1,464)	-	-
Others	(1,543)	(96)	-	(144)
Funds from Acceptance and Issuance of Securities	(11,665)	-	(9,294)	(120)
Super Pagamentos (3)	(11,665)	-	(9,294)	(120)

Borrowings and Onlendings	(1,643,145)	-	(124,416)	-
Banco Santander Espanha (2)	(286,420)	-	(111,013)	-
Santander Brasil EFC (3)	(1,320,760)	-	-	-
Banco Santander S.A. (Uruguay) (4)	(515)	-	(13,197)	-
Banco Santander (México), S.A. (4)	-	-	(206)	-
Banco Santander Río S.A. (4)	(520)	-	-	-
Banco Santander de Negocios Colombia S.A. (4)	(34,783)	-	-	-
Banco Santander Totta, S.A. (4)	(147)	-	-	-
Dividends and Bonuses Payables	-	-	(379,614)	-
Banco Santander Espanha (2)	-	-	(58,724)	-
Sterrebeeck B.V. (2)	-	-	(200,379)	-
GES (2) (4)	-	-	(120,191)	-
SIH (4)	-	-	(213)	-
Banco Madesant - Sociedade Unipessoal, S.A.(Banco Madesant) (4)	-	-	(107)	-
Payables from Affiliates	(46,521)	(236,710)	(56,363)	(215,297)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(11,906)	(14,701)	(13,737)	(13,737)
Isban Brasil S.A. (4)	-	(55,996)	(22,566)	(51,469)
Produban Serviços de Informática S.A. (4)	-	(95,415)	(2,886)	(92,232)
Ingenieria de Software Bancário, S.L. (Ingeniería) (4)	(16,099)	(16,099)	(8,410)	(12,270)
Santander Microcrédito (3)	(4,136)	(22,176)	(3,411)	(19,083)
Banco Santander Espanha (2)	(8,522)	-	-	(420)
Getnet S.A. (3)	(2,009)	(11,601)	(1,433)	(8,104)
Santander Securities Services Brasil DTVM S.A. (4)	(3,780)	(20,356)	(3,858)	(16,882)
Others	(69)	(366)	(62)	(1,100)
Debt Instruments Eligible to Compose Capital	(7,976,613)	(110,601)	(7,739,354)	(188,081)
Banco Santander Espanha (2) (8)	(7,976,613)	(110,601)	(7,739,354)	(188,081)
Donations	-	(7,350)	-	(6,700)
Fundação Sudameris	-	(7,350)	-	(6,700)
Other Payables - Others	(15,476)	(436,626)	(61,260)	(655,235)
Banco Santander Espanha (2)	-	(2,945)	-	(1,928)
Isban Brasil S.A. (4)	-	(160,921)	-	(149,041)
TecBan (7) (11)	-	(132,000)	-	(102,316)
Ingeniería (4)	-	(19,394)	-	(18,452)
Produban Serviços de Informática S.A. (4)	-	(18,217)	-	(28,595)
Produban Servicios (4)	-	(803)	-	(769)
Aquanima Brasil Ltda. (4)	-	(12,821)	-	(12,038)
Getnet S.A. (3)	(11,969)	(67,026)	(58,297)	(332,302)
Santander Securities Services Brasil DTVM S.A. (4)	(3,507)	(18,069)	(2,963)	(7,633)
Others	-	(4,430)	-	(2,161)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	06/30/2017	06/30/2017	06/30/2016	06/30/2016
Cash	543,593	-	676,609	-
Banco Santander Espanha (2)	538,488	-	673,141	-
Banco Santander (México), S.A. (4)	1,250	-	128	-
Banco Santander Totta, S.A. (4)	3,689	-	3,306	-
Others	166	-	34	-
Interbank Investments	11,247,880	43,789	14,308,910	21,867
Banco Santander Espanha (1) (2)	11,247,880	43,789	14,308,910	21,867
Derivatives Financial Instruments - Net	(350,042)	(161,994)	(571,358)	110,121
Fundo de Investimento Santillana (4)	(57,737)	(75,788)	(225,386)	125,651
Abbey National Treasury (4)	(105,418)	(7,766)	(90,086)	37,251
Banco Santander Espanha (2)	(186,887)	(78,440)	(255,886)	(52,781)
Trading Account	666,250	141,559	383,293	7,293
Banco Santander Espanha (2)	560,305	141,559	287,497	7,089
Abbey National Treasury (4)	105,945	-	95,796	204
Foreign Exchange Portfolio - Net	-	377,705	(119,480)	(123,224)
Banco Santander Espanha (2)	-	377,705	(119,480)	(123,224)

Receivables from Affiliates	855,798	1,017,297	816,015	961,652
Zurich Santander Brasil Seguros e Previdência S.A. (6)	855,798	899,018	815,846	826,313
Zurich Santander Brasil Seguros S.A. (6)	-	117,727	-	134,787
Others	-	552	169	552
Other Receivables - Others	62,727	9,003	4,654	17,725
Banco Santander Espanha (2)	62,727	(180)	4,654	1,540
Banco Santander International (4)	-	7,447	-	12,721
Others	-	1,736	-	3,464
Non-Current Assets Held for Sale (Note 13)	-	-	487,386	-
BW Guirapá I S.A.	-	-	487,386	-
Deposits	(1,875,707)	(76,353)	(992,661)	(62,489)
Banco Santander Espanha (2)	(496,550)	(7,496)	(1,561)	-
Zurich Santander Brasil Seguros S.A. (6)	(13,063)	-	(27,118)	-
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(114,613)	-	(21,762)	-
Isban Brasil S.A. (4)	(36,451)	(1,028)	(12,901)	(1,776)
Produban Serviços de Informática S.A. (4)	(14,987)	(681)	(13,774)	(885)
Santander Brasil Gestão de Recursos Ltda. (6)	(24,320)	(3,689)	(70,871)	(6,678)
Fundo de Investimento Santillana (4)	(801,374)	(43,511)	(657,918)	(41,528)
Santander Brasil Asset (6)	(12,295)	(660)	(13,886)	(908)
Santander Securities Services Brasil DTVM S.A. (4)	(251,780)	(12,614)	(142,754)	(9,035)
Santander Securities Services Brasil Participações S.A. (4)	(66,953)	(3,551)	(26,947)	(1,504)
Webmotors S.A. (3) (11)	(37,181)	(2,977)	-	-
Others	(6,140)	(146)	(3,169)	(175)
Repurchase Commitments	(162,347)	(8,700)	(334,688)	(20,664)
SAM Brasil Participações S.A. (6)	-	-	-	(3)
Fundo de Investimento Santillana (4)	(162,347)	(8,700)	(334,688)	(20,661)
Borrowings and Onlendings	(322,385)	-	(124,416)	-
Banco Santander Espanha (2)	(286,420)	-	(111,013)	-
Banco Santander S.A. (Uruguay) (4)	(515)	-	(13,197)	-
Banco Santander (México), S.A. (4)	-	-	(206)	-
Banco Santander Río S.A. (4)	(520)	-	-	-
Banco Santander de Negocios Colombia S.A. (4)	(34,783)	-	-	-
Banco Santander Totta, S.A. (4)	(147)	-	-	-
Dividends and Bonuses Payables	-	-	(379,614)	-
Sterrebeeck B.V. (2)	-	-	(200,379)	-
GES (2) (4)	-	-	(120,191)	-
SIH (4)	-	-	(213)	-
Banco Santander Espanha (2)	-	-	(58,724)	-
Banco Madesant (4)	-	-	(107)	-
Payables from Affiliates	(42,831)	(207,813)	(52,326)	(192,481)
Banco Santander Espanha (2)	(10,740)	(1)	-	(705)
Produban Servicios (4)	(11,906)	(15,355)	(13,737)	(14,958)
Isban Brasil S.A. (4)	(237)	(59,244)	(23,367)	(53,417)
Produban Serviços de Informática S.A. (4)	-	(95,475)	(2,886)	(92,295)
Ingeniería (4)	(16,099)	(16,099)	(8,410)	(12,270)
Santander Brasil Asset (6)	(69)	(917)	(68)	(1,268)
Santander Securities Services Brasil DTVM S.A. (4)	(3,780)	(20,356)	(3,858)	(16,882)
Others	-	(366)	-	(686)
Debt Instruments Eligible to Compose Capital	(7,976,613)	(110,601)	(7,739,354)	(188,081)
Banco Santander Espanha (2) (8)	(7,976,613)	(110,601)	(7,739,354)	(188,081)
Donations	(10,504)	(4,854)	-	(10,411)
Santander Cultural	(2,354)	(1,004)	-	(1,611)
Fundação Sudameris	(7,350)	(3,500)	-	(6,700)
Fundação Santander	(800)	(350)	-	(2,100)

Other Payables - Other	(16,985)	(372,869)	(15,273)	(226,783)
Banco Santander Espanha (2)	-	(2,945)	-	(1,933)
Isban Brasil S.A. (4)	-	(167,643)	-	(155,983)
Produban Serviços de Informática S.A. (4)	-	(18,986)	-	(29,267)
Ingeniería (4)	-	(19,443)	-	(18,622)
Produban Servicios (4)	-	(803)	-	(769)
Aquanima Brasil Ltda. (4)	-	(12,821)	-	(12,038)
Zurich Santander Brasil Seguros e Previdência S.A. (6)	(13,478)	-	(12,310)	-
Santander Securities Services Brasil DTVM S.A. (4)	(3,507)	(18,069)	(2,963)	(7,633)
TecBan (7) (11)	-	(132,000)	-	-
Others	-	(159)	-	(538)

(1) Refers to investments in foreign currency (overnight) with maturity on July 3, 2017 and interest rates of 1.18% p.a. (06/30/2016 - with maturity on July 1, 2016 and interest rates of 0.17% p.a.) maintained by the Bank's Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Direct or indirect subsidiary by Banco Santander.

(4) Direct or indirect subsidiary - Banco Santander Spain.

(5) Jointly Controlled - Banco Santander.

(6) Affiliate - Banco Santander Spain.

(7) Jointly Controlled - Santander Serviços.

(8) Refers to the portion acquired by the Parent Due to Regulatory Capital Optimization Plan held in the first half of 2014.

(9) Corresponds to receivable values related to the Acquiring business.

(10) At the ESM held on May 8, 2017, was approved the change of company name of Santander Participações S.A. to Santander Corretora de Seguros, Investimentos e Serviços S.A. (Note 15).

(11) Effective from January 1, 2017, CMN Resolution 4,517 of August 24, 2016, which establishes that equity interests in jointly-controlled entities must be accounted for using the equity method (Note 15).

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Asset Management	440,109	505,216	509,191	518,887
Checking Account Services	1,378,001	1,035,020	1,397,951	1,207,368
Lending Operations and Income from Guarantees Provided	557,546	553,472	740,491	698,548
Lending Operations	260,243	277,641	443,197	422,717
Income Guarantees Provided	297,303	275,831	297,294	275,831
Insurance Fees	996,035	998,983	1,213,836	1,030,229
Cards (Debit and Credit) and Acquiring Services	1,489,031	1,600,327	2,312,010	1,833,483
Collection	656,161	578,276	663,530	579,831
Brokerage, Custody and Placement of Securities	279,801	220,921	340,183	284,249
Others	75,423	93,971	324,102	266,111
Total	5,872,107	5,586,186	7,501,294	6,418,706

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Compensation	1,984,640	1,865,360	2,171,898	2,068,385
Charges	737,064	678,432	802,216	750,634
Benefits	676,264	672,526	728,280	728,924
Training	18,764	28,072	20,779	33,095
Others	8,534	18,721	17,490	19,033
Total	3,425,266	3,263,111	3,740,663	3,600,071

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Depreciation and Amortization (1)	1,653,558	1,565,587	1,902,254	1,770,246
Outsourced and Specialized Services	944,673	887,844	1,130,258	1,067,923
Communications	196,879	220,823	214,059	247,310
Data Processing	760,580	717,306	830,670	777,049
Advertising, Promotions and Publicity	151,289	139,459	187,176	172,221
Rentals	360,287	341,096	369,545	366,657
Transportation and Travel	72,015	84,044	88,024	108,822
Financial System Services	107,656	90,891	138,804	121,217
Security and Money Transport	297,047	321,260	297,715	351,892
Asset Maintenance and Upkeep	112,687	111,391	115,178	128,043
Water, Electricity and Gas	93,872	114,762	95,976	117,759
Materials	27,326	32,221	28,930	34,527
Others	178,695	172,112	285,945	262,069
Total	4,956,564	4,798,796	5,684,534	5,525,735

(1) Includes goodwill amortization of R$811,195 (2016 - R$812,520) Bank and R$911,464 (2016 - R$906,054) Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17).

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Cofins (Contribution for Social Security Financing) (1)	809,569	1,369,388	1,037,680	1,541,776
ISS (Tax on Services)	226,610	206,930	275,118	243,760
PIS/Pasep (Tax on Revenue) (1)	131,555	222,525	183,838	264,381
Others (2)	161,669	203,779	232,803	282,119
Total	1,329,403	2,002,622	1,729,439	2,332,036

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Net Income Pension and Capitalization	-	-	181,026	151,005
Reversal of Provision for Financial Guarantees Provided (Note 22)	48,668	-	48,668	-
Monetary Adjustment of Escrow Deposits	241,911	282,817	322,961	389,630
Recoverable Taxes	109,848	82,300	150,390	121,937
Recovery of Charges and Expenses	575,347	649,594	448,786	499,480
Monetary Variation	663,987	568,434	666,864	568,860
Others	72,883	133,186	221,170	496,135
Total	1,712,644	1,716,331	2,039,865	2,227,047

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Operating Provisions
Tax (Note 23.c)	70,829	97,263	94,117	133,240
Labor (Note 23.c)	529,864	363,867	567,734	395,207
Civil (Note 23.c)	394,075	352,750	482,607	411,966
Credit Cards	740,349	928,449	775,906	611,385
Actuarial Losses - Pension Plan (Note 35.a)	99,604	129,071	98,362	129,079
Monetary Losses	817	2,452	3,449	3,255
Legal Fees and Costs	72,306	53,946	84,315	65,602
Serasa and SPC (Credit Reporting Agency)	28,627	46,123	30,065	50,721
Brokerage Fees	29,445	35,920	36,187	36,091
Commissions	15,021	23,020	455,580	234,578
Impairment	22,215	-	22,215	6
Others (1)	1,650,913	1,736,980	2,176,508	2,343,628
Total	3,654,065	3,769,841	4,827,045	4,414,758

(1) Includes, mainly, inflation adjustment of provisions for legal and administrative proceedings and legal obligations, provisions for the guarantee fund benefits and other provisions.

33. Non-Operating Result

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Result of Investments	1,787	-	(1,026)	(671)
Result on Sale of Other Assets	2,145	12,788	3,169	12,923
Reversal (Recognition) of Allowance for Losses on Other Assets	(266,948)	(11,431)	(332,769)	(11,358)
Expense on Assets Not in Use	(7,127)	(6,508)	(8,379)	(8,536)
Gains (Losses) of Capital	(7,544)	(4,079)	(9,026)	(2,290)
Other Income (Expenses)	65,499	32,431	69,954	30,558
Total	(212,188)	23,201	(278,077)	20,626

(1) In 2017, includes R$271,844 in the Bank and R$337,686 in the Consolidated referring to provisions for devaluations on real estate, constituted from appraisal reports prepared by specialized external consulting.

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Income Before Taxes on Income and Profit Sharing	4,913,735	9,585,583	5,828,067	10,149,546
Profit Sharing (1)	(622,131)	(574,888)	(664,928)	(614,110)
Interest on Capital	(500,000)	(500,000)	(500,000)	(500,000)
Unrealized Results	-	-	(319)	(71)
Income Before Taxes	3,791,604	8,510,695	4,662,820	9,035,365
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,706,222)	(3,829,813)	(2,098,269)	(4,065,914)
Equity in Subsidiaries (2)	397,077	218,761	7,130	302
Nondeductible Expenses, Net of Non-Taxable Income	86,039	123,988	110,207	170,430
Exchange Variation - Foreign Branches	360,784	(3,596,047)	360,784	(3,596,047)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	647,187	777,611	647,371	691,648
Effects of Change in Rate of CSLL (3)	-	-	66,291	51,455
Other Adjustments Social Contribution Taxes 5% (4)	(372,077)	(434,228)	(407,703)	(448,351)
Other Adjustments, Including Profits Provided Abroad	3,799	284,254	45,315	279,306
Income and Social Contribution Taxes	(583,413)	(6,455,474)	(1,268,874)	(6,917,171)

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Fiscal Hedge Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operate a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense (PIS/Cofins) and income taxes (IR/CSLL). Exchange rate variations arising from foreign investments recorded for the accumulated of period ended on June 30, 2017 a gain of R$770 million (2016 - R$7,810 million). On the other hand, the derivatives contracted to cover these positions generated a loss in "Derivatives Transaction" of R$1,469 million (2016 - R$14,892 million). The tax effect of these derivatives impacted the Tax Expenses line generating a tax gain of R$699 million (2016 - R$7,082 million) represented by R$69 million (2016 - R$692 million) of PIS/Cofins and R$630 million (2016 - R$6,390 million) IR/CSLL.

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. Plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. Plan is closed to new entrants since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): additional retirement and former employees associated pension, arising from the process of acquisition of the former Banco Meridional, established under the defined benefit plan. The plans are closed to new participants.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996 (Note 35.a.II).

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010 (Note 35.a.II).

II) Sanprev - Santander Associação de Previdência (Sanprev)

Entity closed of complementary pension that administered three benefit plans, two in the modality of Defined Benefit and one in the modality of Variable Contribution, whose process of transfer of management of these plans for Banesprev occurred in January of 2017. At the moment, a request of the Process of closing the operating authorization with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed pension entity, which aims at setting up and implementation of benefit plans pension character, complementary to the general welfare, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first half of 2017 was R$41,487 (2016 - R$41,556) Bank and R$41,770 (2016 - R$43,189) Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

Determination of Liabilities (Assets) Net Actuarial

				Bank
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations		(20,320,315)	(3,241)	(1,261,630)
Fair Value of Plan Assets		18,174,981	4,576	1,766,165
		(2,145,334)	1,335	504,535
Being:
Superavit		581,414	1,335	504,535
Deficit		(2,726,748)	-	-
Amount not Recognized as Assets		442,953	1,335	504,535
Net Actuarial Asset (Note 12)		138,461	-	-
Net Actuarial Liability (Note 22)		(2,726,748)	-	-
Revenues (Expenses) Recorded on Actuarial Asset (Note 32)
Payments Made on Actuarial Liability		13,504	-	105
Revenues (Expenses) Recorded on Actuarial Liability (Note 32)		(99,441)	1	(164)
Other Equity Valuation Adjustments		(3,924,402)	489	(731)
Actual Return on Plan Assets		989,530	337	164,449

				Bank
				06/30/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(17,952,250)	(369,117)	(3,369)	(1,104,991)
Fair Value of Plan Assets	15,842,382	758,038	4,395	1,477,622
	(2,109,868)	388,921	1,026	372,631
Being:
Superavit	168,631	388,921	1,026	372,631
Deficit	(2,278,499)	-	-	-
Amount not Recognized as Assets	168,631	388,921	1,026	372,631
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(2,278,499)	-	-	-
Payments Made on Actuarial Liability	349,676	-	-	226
Revenues (Expenses) Recorded on Actuarial Liability (Note 32)	(128,845)	-	-	(226)
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,439,121	88,391	665	118,727

				Consolidated
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations		(20,571,415)	(3,241)	(1,261,630)
Fair Value of Plan Assets		18,650,127	4,576	1,766,165
		(1,921,288)	1,335	504,535
Being:
Superavit		805,460	1,335	504,535
Deficit		(2,726,748)	-	-
Value Unrecognized as Asset		643,420	1,335	504,535
Net Actuarial Asset (Note 12)		162,040	-	-
Net Actuarial Liability (Note 22)		(2,726,748)	-	-
Payments Made on Actuarial Liability		13,508	-	105
Revenues (Expenses) Recorded on Actuarial Liability (Note 32)		(98,199)	1	(164)
Other Equity Valuation Adjustments		(3,932,480)	489	(731)
Actual Return on Plan Assets		1,023,620	337	164,449

				Consolidated
				06/30/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(18,173,187)	(369,496)	(3,369)	(1,104,991)
Fair Value of Plan Assets	16,270,980	758,573	4,395	1,477,622
	(1,902,207)	389,077	1,026	372,631
Being:
Superavit	376,292	389,077	1,026	372,631
Deficit	(2,278,499)	-	-	-
Value Unrecognized as Asset	376,292	389,077	1,026	372,631
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(2,278,499)	-	-	-
Payments Made on Actuarial Liability	349,683	-	-	226
Revenues (Expenses) Recorded on Actuarial Liability (Note 32)	(128,853)	-	-	(226)
Other Equity Valuation Adjustments	(2,190,619)	(10,989)	487	(672)
Actual Return on Plan Assets	2,493,951	88,423	665	118,727

(1) Include amounts referring to the transfer of Sanprev Plans (Note 35.a.II).

Opening of actuarial gains (losses) by experience, financial assumptions and demographic:

				Bank
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Experience Plan		(19,212)	(8)	(1,409)
Changes in Demographic Assumptions		(841,484)	-	-
Changes in Financial Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(860,696)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate		51,338	107	76,768
Gain (Loss) Actuarial - Asset		51,338	107	76,768
Chance in Irrecoverable Surplus		(50,222)	(98)	(75,580)

				Bank
				06/30/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(19,289)	(359)	(9)	(1,585)
Changes in Financial Assumptions	(1,867,845)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,887,134)	(359)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,623,805	47,013	440	35,295
Gain (Loss) Actuarial - Asset	1,623,805	47,013	440	35,295
Chance in Irrecoverable Surplus	(23,594)	(45,629)	(430)	(33,967)

				Consolidated
				06/30/2017
			Santander-
		Banesprev (1)	previ	Bandeprev
Experience Plan		(18,963)	(8)	(1,409)
Changes in Demographic Assumptions		(851,358)	-	-
Changes in Financial Assumptions		-	-	-
Gain (Loss) Actuarial - Obligation		(870,321)	(8)	(1,409)
Return on Investment, Return Unlike Implied Discount Rate		61,391	107	76,768
Gain (Loss) Actuarial - Asset		61,391	107	76,768
Chance in Irrecoverable Surplus		(51,535)	(98)	(75,580)

				Consolidated
				06/30/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(19,667)	(358)	(9)	(1,585)
Changes in Financial Assumptions	(1,886,212)	-	-	-
Gain (Loss) Actuarial - Obligation	(1,905,879)	(358)	(9)	(1,585)
Return on Investment, Return Unlike Implied Discount Rate	1,655,769	47,014	440	35,295
Gain (Loss) Actuarial - Asset	1,655,769	47,014	440	35,295
Chance in Irrecoverable Surplus	(36,914)	(45,616)	(430)	(33,967)

(1) Include amounts referring to the transfer of Sanprev Plans (Note 35.a.II).

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016 and 2015, valid for June 30, 2017 and 2016:

				Duration (in Years)
			12/31/2016	12/31/2015
Banesprev
Plan I			11.47	11.44
Plan II			11.42	10.71
Plan III			8.44	8.33
Plan IV			16.34	16.38
Plan V			8.57	8.66
Pré-75			9.29	9.27
Meridional DCA, DAB e CACIBAN			6.22/5.56/6.58	6.62
Sanprev (1)
Plan I			6.29	6.62
Plan II			12.87	15.85
Plan III			9.12	9.03
Bandeprev
Plan Básico			9.11	9.03
Plan Especial I			6.54	6.86
Plan Especial II			6.48	6.75
SantanderPrevi
SantanderPrevi			6.59	6.95

(1) On January 2017, the management of these Plans was transferred to Banesprev (Note 35.a.II).

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifelong nature and is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until December, 2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

Former Employees of Banco Real (Retiree by Circulares): it granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design.

Eligible only to plans basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

Bandeprev’s Retirees: health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired until November 27, 1998. For who retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to only a small closed group of former directors coming from the Banco Sudameris, being 100% funded by the Bank.

Free Clinic: health care plan (free clinic) is offered for life to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard ward where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

				Bank
		06/30/2017		06/30/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,774,166)	(567,088)	(6,182,336)	(496,854)
Fair Value of Plan Assets	3,505,199	-	6,335,337	-
	(268,967)	(567,088)	153,001	(496,854)
Being:
Superavit	-	-	153,001	-
Deficit	(268,967)	(567,088)	-	(496,854)
Value Unrecognized as Asset	-	-	153,001	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(268,967)	(567,088)	-	(496,854)
Payments Made on Actuarial Liability	28,020	17,808	24,035	15,001
Revenues (Expenses) Recorded on Actuarial Liability	(50,348)	(29,302)	(24,035)	(28,172)
Other Equity Valuation Adjustments	(222,480)	(90,068)	21,658	(45,179)
Actual Return on Plan Assets	432,470	-	1,077,416	-

				Consolidated
		06/30/2017		06/30/2016
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(3,915,920)	(567,088)	(6,418,769)	(496,854)
Fair Value of Plan Assets	3,636,850	-	6,577,500	-
	(279,070)	(567,088)	158,731	(496,854)
Being:
Superavit	-	-	158,731	-
Deficit	(279,070)	(567,088)	-	(496,854)
Value Unrecognized as Asset	-	-	158,731	-
Net Actuarial Asset (Note 12)	-	-	-	-
Net Actuarial Liability (Note 22)	(279,070)	(567,088)	-	(496,854)
Payments Made on Actuarial Liability	28,932	17,808	25,547	15,001
Revenues (Expenses) Recorded on Actuarial Liability	(52,162)	(29,302)	(25,547)	(28,172)
Other Equity Valuation Adjustments	(220,979)	(90,068)	27,008	(45,179)
Actual Return on Plan Assets	448,652	-	1,118,343	-

Opening of actuarial gains (losses) by experience, financial assumptions and demographic:

				Bank
		06/30/2017		06/30/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	71,818	(433)	(3,201)	(591)
Changes in Financial Assumptions	(216,526)	-	(722,048)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(144,708)	(433)	(725,249)	(591)
Return on Investment, Return Unlike Implied Discount Rate	264,725	-	756,737	-
Gain (Loss) Actuarial - Assets	264,725	-	756,737	-
Chance in Irrecoverable Surplus	-	-	(29,014)	-

				Consolidated
		06/30/2017		06/30/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	74,572	(433)	(3,333)	(591)
Changes in Financial Assumptions	(224,591)	-	(729,405)	-
Changes in Demographic Assumptions	-	-	-	-
Gain (Loss) Actuarial - Obligation	(150,019)	(433)	(732,738)	(591)
Return on Investment, Return Unlike Implied Discount Rate	274,613	-	785,438	-
Gain (Loss) Actuarial - Obligation	274,613	-	785,438	-
Chance in Irrecoverable Surplus	-	-	(29,998)	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2016 and 2015, valid for June 30, 2017 and 2016:

				Duration (in Years)
Plans			12/31/2016	12/31/2015
Cabesp			12.93	12.84
Law 9,656 /1998			-	27.69
Bandepe			14.57	12.68
Free Clinic			11.03	10.90
Lifelong Directors			9.12	8.90
Circular (1)			12.91 e 10.05	13.16 and 9.94
Life Insurance			7.68	8.14

(1) The duration 12.91 (12/31/2015 - 13.16) refers to the plan of Former Employees of Banco ABN Amro and 10.05 (12/31/2015 - 9.94) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan as of December 31, 2016 and 2015, valid as of June 30, 2017 and 2016, are as follows:

				Bank/Consolidated
			12/31/2016	12/31/2015
Equity Instruments			1.0%	0.5%
Debt Instruments			98.2%	98.5%
Real Estate			0.3%	0.3%
Others			0.5%	0.7%

d) Actuarial Assumptions Adopted in Calculations

				Bank/Consolidated
		06/30/2017		06/30/2016
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	10.41(1) and 10.90%	10.34(2) and 10.80%	10.93 (1) and 12,25%	10.93 (2) and 12,03%
Rate Calculation of Interest Under Assets to the Next Year	10.41(1) and 10.90%	10.34(2) and 10.80%	10.93 (1) and 12.25%	10.93 (2) and 12.03%
Estimated Long-term Inflation Rate	4.5%	4.5%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

(1) Banesprev II, V and Pré 75 and (2) Cabesp (06/30/2016 - Banesprev II, V e Pré 75 e (2) Cabesp).

e) Sensitivity Analysis

The assumptions about the rates related to the cost of medical care have a significant effect on the amounts recognized in income. The change of one percentage point in the rate of health care cost would have the following effects in December 31, 2016 and 2015, valid to June 30, 2017 and 2016:

				Sensibility
		12/31/2016		12/31/2015
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	58,416	(24,839)	88,469	(150,372)
Effect on the Present Value of Obligations	532,768	446,061	719,789	(615,320)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

In 2017, the current Banco Santander’s share-based compensation program is the Stock Option Plan for Share Deposit Certificates – Units (SOP 2013), approved on 29 April, 2013, held an EGM. The Long-Term Incentive Plan SOP 2014 and PSP 2013 were closed in 2016.

(i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of vesting. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Shareholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each exercise.

			SOP2013 (1)
TSR Position			% of Shares Exercisable
1°				100%
2°				75%
3°				50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For measurement of the fair value of the options in the plans based the following premises:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 Years
Average Exercise Time						5 Years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value for Shares						R$5.96

The average value of shares SANB11 (shares of the Bank in B3 S.A. (Current Corporate Name of BM&FBovespa)) on June 30, 2017 was R$28.90 (06/30/2016 - R$16.32).

In the first half of 2017, no pro rata expenses were recorded (2016 - expense of R$15,710 Bank and R$15,938 Consolidated), related to the Stock Option Certificate (SOP). In the same period, there were no expenses related to the Long Term Incentive Plan - Investment in Certificate of Deposit of Shares - Units (PSP), in the first half of 2016, expenses were recorded in the amount of R$9,506 Bank and R$9,798 Consolidated.

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on Dec/31/2015	12,663,604
Cancelled Options (SOP 2013)	(1,346,779)	12.84	2013	Executives	06/30/2016	06/30/2018
Exercised Options (SOP 2013)	(6,377,786)	12.84	2013	Executives	06/30/2016	06/30/2018
Granted Options (SOP 2013)	220,606	12.84	2013	Executives	06/30/2016	06/30/2018
Cancelled Options (PSP 2013)	(298,446)		2013	Executives	08/13/2013	06/30/2016
Exercised Options (PSP 2013)	(2,147,515)		2013	Executives	08/13/2013	06/30/2016
Canceled Options (SOP 2014)	(34,196)	14.31	2011	Executives	06/30/2014	06/30/2016
Exercised Options (SOP 2014)	(693,230)	12.72	2011	Executives	06/30/2014	06/30/2016
Balance Plans on Dec/31/2016	1,986,258
Exercised Options (SOP 2013)	(582,485)	12.84	2013	Executives	06/30/2016	06/30/2018
Balance Plans on June/30/2017	1,403,773
SOP 2014	-	12.72	2011	Executives	06/30/2014	06/30/2016
SOP 2013	1,403,773	12.84	2013	Executives	06/30/2016	06/30/2018
PSP 2013	-		2013	Executives	08/13/2013	06/30/2016
Total	1,403,773

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Shareholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

The plan assumes that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
	2 Years	3 Years	4 Years
Future Income Dividend	11.10%	10.80%	9.50%
Expected Volatility	32.70%	34.70%	36.90%
Volatility Comparator	12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate	1.70%	2.10%	2.50%
Correlation	0.55	0.55	0.55

The indicator will be used to measure the achievement of targets will be the comparison of the Total Shareholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, that was converted to Group's (SAN) by the cotation of R$19.2893, that will be delivered in shares awarded in installments in the years 2016, 2017 and 2018, with sale restriction of one (1) year after each delivery.

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Stage 1

• RTA Versus Competitors

• ROTE (Return on Tangible Capital) Bank Versus Budget

Indicators - Stage 2

• RTA versus Competitors

• ROTE Bank Versus Budget

• Employee Satisfaction

• Customer Satisfaction

• Corporate Entailment versus Budget

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan/2014	Dec/2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan/2015	Dec/2018
Balance Plans on December 31, 2016	3,388,106

In the first half of 2017, pro rata expenses were recorded in the amount of R$2,269 in the Bank and R$2,297 (2016 - no expenses were recorded), referring to the costs on the respective dates of the aforementioned cycles, for the total plans Of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Shareholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment plan referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the Financial Stability Board (FSB) agreed at G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as showed below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable compensation is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three following years to the reference year.

On March 18, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of April 30, 2015.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

On October 25, 2016, the Board of Director approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Officers and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the first half of 2017, we recorded expenses in the amount of R$7,011 (2016 - revenues in the amount of R$5,601) Bank and R$6,961 (2016 - revenues in the amount of R$5,956) Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 100% of CDI. On the first half of 2017, there were recorded revenues of R$18,642 (2016 - expenses in the amount of R$573) Bank and R$18,661 (2016 - expenses in the amount of R$53) Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model of the Banco Santander Spain, which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international good practices, aiming to protect the capital and ensuring the profitability of business. The Bank is exposed to the following main risks in its operations:

- Credit risk and exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

- Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

- Operational risk is the risk of loss occurred by inadequacy or failures with process, people, systems and / or from exposure to external events. Management and control of operational risk are supported by the model of lines of defense, where roles and responsibilities are assigned to all layers of the organization to the topic of operational risks.

The Non-Financial Risks area is responsible for the 2nd line of defense, defining policies, methodology and tools for risk management, as well as challenge the 1st line of defense (other areas).

The model allows continuous improvement in the management and control of operational risks, prevention and reduction of losses and risk events, identification of action plans and maintenance of business continuity, converging to the strengthening of the internal control environment.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, and appropriate communication of rules and laws to be applied to each businesses area of the Banco Santander.

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your costumers for Money Laundering through the hiring of products, services and realization of common or structured transactions involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

As a Financial Institution that recognizes the threats and issues involving money laundering and terrorism financing, as well as the effects these practices have on our society and financial market, Banco Santander (Brasil) S.A. maintains a legal and regulatory compliance program which seeks the prevention and combat of these illegal activities.

- Reputational Risk is the risk of the Bank suffer damages and significant financial losses caused by the opinion that its customers, investor and public have about the Bank's relationship with all elements that compose the society.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general scheme.

Without prejudice to the above indicated independence, the three lines of defense should act in unison to maximize their efficiency and boost their effectiveness.

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to appetite and the limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed of specialized teams in risk control and supervision of their management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Auditing, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR-Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if your profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and local audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate for the estimated default rates, both the client and the wallet, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized in function of the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and customers with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst set, which prepares analyses, forwards to the Committee and monitories the risk evolution of the client. Also covers customers of the wholesale segment: Corporate and Global Corporate Banking (from now GCB), financial institutions and certain enterprises; and

• Standardized Management - dedicated to individuals and companies not framed as individual customers. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the customers and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a customer's credit or an operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to customers are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for customers who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and global customers of wholesale (GCB), with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For customers with standardized management, both legal persons as individuals, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre requirement for the Bank’s strategic planning it’s defined, risk appetite limits are defined. Metrics and limits are approved by the Executive risk committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

For GCB customers is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a operational limits model simplified for clients who meet certain requirements (high knowledge, rating, among others).

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

Risk Analysis

Consists in examine the capacity of the counterpart in stand up to their contractual obligations with the Bank and/or Companies of the Conglomerate Santander.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be viewed with greater frequency if the risk profile of the customer requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside the stablished credit limits.

Decision-Making About Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and your environment.

This monitoring can result in customer classification in FEVE (Special Surveillance Firms), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These customers are reviewed every six months or every quarter for cases of more severe categories. The classification FEVE can also arise from the review carried out by the internal audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, is done fill control guarantees, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models, you might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision in accordance with the current legislation of the Central Bank, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent customer portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of customers by drawing more assertive strategies for recovery.

One of the tools used is the behavioral score used to study the performance of different groups, seeking recovery of business, cost reduction and achieve pre-established goals. Customers most likely to pay are classified as low-risk customers with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the collection channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific charges according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent customers with overdue more than 60 days and higher values; and

• Specialized external offices to collect, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold, all relationship and transactional means remain in the Bank.

Sales Portfolio of Defaulted Loans

Focusing on operations in injury situation, the sales are held periodically through competitive or bilateral auction processes, in which it evaluates the conditions, characteristics and selling price of the portfolios that will be offered to potential investors.

Structure of Capital Management

The implemented capital management model has an adequate and well defined structure and the actions taken are planned and effective, allowing a safe control and an efficient use of the capital.

The established structure has a segregation of duties by specialized area, as follows:

i) Risk Area – responsible for identifying, modeling and controlling of the risks;

ii) Financial Area – responsible for the control, the assessment and the reports of the capital consumption; and

iii) Capital Management Area - responsible for the planning and the capital management.

All the processes, calculations and models involved in capital management are audited and validated internally, having the results reported to the Management.

As the structure of risk management, it is based on three basic principles:

1. Segregation of Duties: a proper management and control of Capital requires a clear allocation of responsibilities among the different duties and areas involved in both local and corporate levels, as well as the coordination and cooperation among them to achieve the unit and the Group's objectives.

2. Organizational Structure: the local organizational structure involved in Capital management should be consistent with the corporate structure, without prejudice to the application of the proportionality principle.

3. Decisions by Collegiate Bodies: the establishment of collegiate bodies in the Capital Area ensures the contrast of opinions, preventing decisions taken individually, in local or corporate level.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, we have an institutional policy of capital management that serves as a guideline for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution CMN 3,988/2011.

Other Information

(i) The process of management, monitoring and capital control is carried out for both regulatory capital and economic. The management of regulatory capital is based on the analysis of the adequacy of capital through the Basel index using the criteria defined by the Central Bank. The goal is to achieve efficient capital structure considering capital costs, regulatory requirements, goals of rating and return to investors.

(ii) In operations involving the sale or transfer of financial assets, the conditions and characteristics of the same are analyzed for the appropriate assessment and classification with regard to risk management and retention of profit.

(iii) Further details of the credit risk management structure may be found in the report available on the site www.santander.com.br/ri.

Regulatory Capital

The capital management of Banco Santander is performed for both regulatory capital and for economic capital. The management of regulatory capital is based on the analysis of "ratios" of capital, using criteria defined by the Central Bank. Banco Santander presents an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instrument. The evaluation model of economic capital is to ensure the availability of capital to support all risks of their economic activity in the various business units, in different scenarios, with the solvency levels agreed by the Banco Santander.

Social and Environmental Risk

Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is adhered. The PRSA was reviewed in 2016 and continues to be a driver of social and environmental management. The governance of the PRSA has been consolidated in 2016, through the implementation of KPI´s panel, monitored by a group composed of the different areas, responsible for analyzing the progress and challenges involved in guaranteeing the compliance with its guidelines. Moreover, the Internal Audit department conducts the process of supervision of compliance with the commitments undertaken in relation to the Social and Environmental Responsibility Policy and associated policies. The PRSA is also monitored and assessed by the Sustainability Committee, advising the Board of Directors.

The commitments established in the PRSA are complemented by others detailed in policies such as Anticorruption Policy, Supplier Relation Policy, Human Rights policy, Social and Environmental Risk Policies. Among those, the Social Private Investment Policy aims to drive Santander Social Private Investment strategy, defining the guidelines for the creation and maintenance of the banks social programs.

Social and Environmental Risk is analyzed to mitigate operational risk issues, capital risk, credit risk and reputational risk.

Social and Environmental Risk management for Wholesales Banking is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL1 million. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

Since 2009, Santander has been a signatory of the Equator Principles to mitigate socio-environmental risks in the financing of large projects.

The credit rating process for clients from the Corporate sector - companies with revenue of more than BRL200 million - began to include a score for their social and environmental practices. The initiative known as Social and Environmental Rating, involves direct benefits for the client, which now has its social and environmental responsible practices rewarded with better credit terms; the Bank, which has strengthened its credit; and Society, by encouraging responsible practices in our clients´ business we are promoting and incentivizing corporate responsibility in different production chains and sectors.

Since 2007, the relationship between Santander and its suppliers is supported by the guidelines of the Global Compact - an initiative of the United Nations to adopt globally accepted practices in areas such as human rights, labor relations, environment and the fight against corruption. These guidelines are present in the bidding phase, approval and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socio-environmental aspects, and for 100% of suppliers considered critical, the Bank has a Supplier Qualification Index (IQF) which includes social and environmental issues. In the formalization of the provision of a service or acquisition of a good, the Bank uses contracts with clauses of social and environmental responsibility aligned with the guidelines of the Global Compact. We implemented the Corporate Framework of Agreements with Third Parties and Control of Suppliers, which defines guidelines for the regulation of relations between Grupo Santander entities and suppliers. The aim is to mitigate the risks inherent to the business, such as technological, operational and reputational risk - from the hiring process or the outsourcing of services to the implementation of the agreement. We have a comprehensive process for monitoring our suppliers during the provision of the service, checking taxes and labor obligations have been met and verifying transparency in their relations with the Public Authorities, allowing to take measures for the mitigation of risks. It considers risks such as technological and Operational, Reputational, Legal, Compliance, Sustainability, among others.

Based on internal and external regulations, including the Anti-Corruption Law 12,846/2013, we have adopted a series of policies and practices that regulate the issue, for example, through lectures, meetings, in-person training, as well as online courses in codes of ethics, the prevention of money laundering, information security and fraud prevention. The purpose of the online course in the Prevention and Combating of Corruption is to train, alert and educate employees on the risks involved in this issue and on compliance with the anti-corruption policy - and it is mandatory for all employees and trainees.

Risk Control Function

Both in the Corporation, as in all unit, there is an area responsible for risk control, which will provide a consolidated view of the risks of the entity and present the required critical analysis.

Provides control function to ensure that the entity does not expose itself to losses that may harm their solvency. For this, in addition to ensure effective control of risks and ensure that the same are managed according to the level of risk appetite set by management of the Conglomerate Santander and of the units, it should conduct a systematic review of exposures to different risks, proving that the levels of risks taken comply with the objectives and limits set.

Within the institution there is an area responsible for monitoring the metrics that delimit the risk appetite, providing a consolidate view of the entity’s risk.

The area has the function to ensure that the entity is not expose your losses that could impair its solvency. The Risk’s appetite controls are done and these controls are aligned and approved according to the established governance, thereby complying with the objectives and limits settled.

37. Corporate Restructuring

We implemented several social movements in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, were executed the definitive documents necessary to the incorporation of a new credit bureau, the Gestora de Inteligência de Crédito S.A. (“Corporation”) which’s control shall be shared between the shareholders which shall hold 20% of its corporate capital each. The company shall develop a data base aiming to aggregate, reconcile and handle registration data and credit information of individuals and legal entities in accordance with the applicable law, allowing a significant enhancement on the process of granting, pricing and directing of the lines of credit. The Bank expects the Company to be fully operation in 2019.

b) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the formation of a partnership with Hyundai Motor Brasil Mondadori de Automóveis Ltda. (Hyundai Motor Brazil) and Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A. and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to consumers and Hyundai dealerships in Brazil. The partnership capital structure will have a shareholding of 50% (fifty percent) of the Aymoré CFI, 25% (twenty five percent) of Hyundai Capital and 25% (twenty five percent) of Hyundai Motor Brazil. The execution of the operation shall be subject to obtaining the applicable regulatory approvals.

c) Agreement on the Acquisition, of part of the Financial Operation of PSA Group in Brazil and a Consequent Creation of a Joint Venture

On August 1, 2016, after the fulfillment of the applicable conditions precedent, including obtaining the appropriate regulatory approvals, the Aymoré CFI and Banco Santander, in the context of a partnership between the Banque PSA Finance ( "Banque PSA") and Santander Consumer Finance in Europe for joint operation of the vehicle financing business of PSA brands (Peugeot, Citroën and DS), signed definitive documents for the formation of a financial cooperation with Banque PSA for offering a range of financial and insurance products to consumers and dealers of PSA in Brazil.

The main vehicle of financial cooperation is Banco PSA Finance Brasil S.A. who is being held in the proportion of 50% by Aymoré CFI, a subsidiary of Banco Santander, and 50% by Banque PSA. The purchase price was equal to the book value (proportional) on the closing date (08/01/2016). The operation also included the acquisition by Banco Santander subsidiary, 100% of Santander Finance Arrendamento Mercantil S.A. (actual name of PSA Finance Arrendamento Mercantil S.A.), whose price was equivalent to 74% of the equity value on the closing date, and also 50% of PSA Corretora de Seguros e Serviços Ltda., whose price was equal to the book value (proportional) on the closing date.

The Bank began to consolidate these companies from August 1, 2016

d) Other Corporate Movements

The following corporate acts were also carried out:

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 (one hundred thousand) common shares to one (1) common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from one million, three hundred and seventy thousand, nine hundred and fourteen (1,370,914) to thirteen (13) common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$ 11.22 (eleven reais and twenty two cents) per common share.

• On December 30, 2016, at the EGM of Webmotors S.A., the merger and the Private Instrument of Protocol and Justification of Incorporation of Virtual Motors by Webmotors S.A. were approved, so that Webmotors S.A. received, for its accounting value, based on the balance sheet drawn up on November 30, 2016, all of the assets, rights and obligations of Virtual Motors, with the extinction of Virtual Motors that will be succeeded by Webmotors S.A. in all its rights and obligations.

38. Subsequent Events

a) Distribution of Interest on Shareholders' Equity

The Board, at a meeting held on July 25, 2017, approved the proposal of the Board of Executive Officers to distribute interest on Banco Santander's capital, in the gross amount of R$500,000, which, after deducting the amount related to the Income Tax withheld, in accordance with the legislation in force, import the net amount of R$425,000.

39. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in off balance accounts, amounted to R$34,656,684 (06/30/2016 - R$36,216,497) Bank and R$35,802,071 (06/30/2016 - R$36,720,118) Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,729,466 (06/30/2016 - R$2,371,785) and the total amount of investment funds and assets managed is R$171,886,792 (06/30/2016 - R$145,935,923) recorded as off balance accounts.

c) The insurance contracted in effect on June 30, 2017, the global bank, fires, vehicles and other, have coverage amount of R$876,447 (06/30/2016 - R$1,003,306) Bank and R$883,806 (06/30/2016 - R$1,009,801) Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (06/30/2016 - R$296,999) Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) As of June 30, 2017 and 2016, there were no related operations and obligations related to active operations. In the first half of 2016, revenues from related operations were recorded in the amount of R$170 and expenses related to the obligations related to operations related to R$170.

e) Obligation Offset and Settlement Agreements - CMN Resolution 3,263/2005 - Banco Santander has an obligation offset and settlement agreement within the ambit of National Financial Institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of Banco Santander with the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease.

Total future minimum payments of non-cancelable operating leases:

	06/30/2017	06/30/2016
Up to 1 Year	637,986	640,704
Between1 to 5 Years	1,708,612	1,867,790
More than 5 Years	395,355	599,232
Total	2,741,953	3,107,726

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$1,293 (06/30/2016 - R$670) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in the first half of 2017, were valued at R$333,284 (2016 - R$324,734).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option whose purpose all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, was not registered any corresponding obligation.

h) In the context of the operation, were granted between Banco Santander e Banco Bonsucesso S.A. (Banco Bonsucesso) the institutions a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Bonsucesso held by them, representing to 40.0% of the total capital of the company. Considering the conditions for the exercise of the put option, no corresponding obligation was not recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executives' Report on the Financial Statements

In order to comply with article 25, § 1, item VI, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the Financial Statements prepared in accordance with BRGAAP of Banco Santander, for the period ended on June 30, 2017 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on June 30, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executives' Report of Independent Auditors' Report

In order to comply with article 25, § 1, item V, of the Brazilian Securities an Exchange Commission (CVM) Instruction nº 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) S.A. (Banco Santander or Company) declare that discussed, reviewed and agreed with the Financial Statements prepared in accordance with BRGAAP of Banco Santander which includes the 's Independent Auditors´ Report for the period ended on June 30, 2017 and the documents that compose them, as follows: Management Report, balance sheet, income statement, statement of changes in equity, cash flows statement, statement of added value and explanatory notes, which were prepared in accordance with the accounting practices adopted in Brazil, according to the Brazilian Corporations Law, the rules of the National Monetary Council (CMN), the Central Bank of Brazil, in accordance with the Accounting Plan of National Financial System Institutions (COSIF) and other regulations and legislation applicable. These financial statements and the documents that compose them were the subject of unqualified opinions by the Independent Auditors and the Company´s Audit Committee.

Members of Banco Santander´s Executive Board on June 30, 2017:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
Conrado Engel
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alexandre Silva D'Ambrósio
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
Ana Paula Nader Alfaya
André de Carvalho Novaes
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Felipe Pires Guerra de Carvalho
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Igor Mario Puga
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marcelo Zerbinatti
Marino Alexandre Calheiros Aguiar
Mário Adolfo Libert Westphalen
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Convenience Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Summary of the Report of the Audit Committee - Six-Month Period Ended June, 30 2017

The Audit Committee of the Santander Economic and Financial Conglomerate ("Conglomerate”), a statutory advisory body of the Board of Directors, acts as single entity through the leading institution, which is Banco Santander (Brasil) S.A. for all the institutions in the Conglomerate, including the capitalization and the open-ended private pension entity.

According to its Internal Charter (available at www.ri.santander.com.br), the Audit Committee advises the Board of Directors in the overview of the quality of the financial statements, its compliance with rules and legislation, the effectiveness and independence of the work performed by the internal and independent auditors, and the effectiveness of the internal control system and operational risk management. The Audit Committee also recommends amendments or improvements of policies, practices and procedures identified during the course of the performance of its duties, whenever deemed necessary.

The Audit Committee is composed by four independent members, all of which were appointed by the Board of Directors in a meeting held on May 2, 2017.

The assessment made by the Audit Committees occurs mainly through meetings with the executive officers, auditors and specialists and performs its analysis based on the documents and information received from these parties, in addition, its performs other activities when judged necessary. The Audit Committee evaluations are based mainly on information received from the Board of Directors, internal and external auditors and from the departments responsible by internal control and operational risks. The Audit Committee also monitors the recommendations and actions taken related to the results of inspections performed by regulatory bodies and self-regulatory bodies. The Audit Committee holds specific meeting with Brazilian Central Bank representatives.

The six-month period activities reports and meeting minutes are regularly submitted to the Board of Directors. The Audit committed had regularly meetings with the Board of Directors during the six-month period ended on June 30, 2017.

The Audit Committee developed the following activities:

I. Financial Statements

BrGaap and Prudencial – The Audit Committee analyzed Santander’s Consolidated the financial statements, the capitalization and pension fund confirmed their compliance. Through this analysis, it became aware of the results for the six-month period ended June 30, 2017 with the independent auditors and with the professionals responsible preparing the financial statements.

IFRS - Also analyzed the Financial Statements prepared in accordance with international standards (IFRS), to comply with the rules applicable to companies registered with the Securities and Exchange Commission (SEC) and rules of the Brazilian Securities and Exchange Commission (CVM).

It also followed the preparation of the Management Report and the related notes to the Santander Conglomerate for the first half of 2017.

Internal Control and Operational Risk Management

The Audit Committee received information and held meetings with representatives of the Executive Vice Presidency of Risks, the Compliance Director, the Executive Vice Presidency of Technology and Operations, the main bodies responsible for the management, implementation and dissemination of the culture and infrastructure of internal controls and management of Santander. It also verified the cases under follow-up regarding the complaints received by the “Canal Aberto” (former “Canal de Denuncias”) and by the Superintendence of Special Occurrences. These verifications were conducted in accordance with Resolutions 2.554/ 1998, 3.198/2004 and 3.380/2006 of the National Monetary Council (CMN), the Sarbanes Oxley-SOX Act and Circular 249/04 of the Superintendence of Private Insurance (Susep). This last one, related to the effective management of the system of internal controls directed at the prevention and reduction of operational risk and loss events for the Santander Capitalização S.A. and Evidence Previdência Privada.

Internal Audit - Regarding the internal audit work, the Audit Committee received information and formally met with the Director responsible for the area and with other representatives of Internal Audit on several occasions during the first half of 2017. During these meetings, the Audit Committee appreciated the planning and work program of the Internal Audit for 2017, verified the work performed, the reports issued and its, conclusions and recommendations, highlighting compliance with recommendations for improvements on controls that were considered as "Improve" or "Unsatisfactory". On several other occasions, Internal Audit professionals participated in the meetings of the Audit Committee.

Independent Audit - Regarding the work performed by the independent accountant firm, PricewaterhouseCoopers Auditores Independentes (PwC), the Audit Committee formally met with PWC partners and managers on several occasions in the first half of 2017. At these meetings, the discussions were focused on the financial statements financial statements of the six-month period and fiscal year ended on June 30, 2017, accounting practices, business continuity plan and any deficiencies and recommendations for improvement that are part of the internal control report. The Audit Committee also evaluated the proposals presented by the "PwC" for other services, in order to confirm of the absence of conflicts of interest or risk of loss of independence. On April 4, 2017, the Audit Committee evaluated the accountant firm’s performance which results were informed to PWC´s representatives on May 2017.

Ombudsman - As a result of Resolution CMN 4.433 /15 and Resolution 279/13 of SUSEP, which provide for Ombudsman Offices in financial institutions, capitalization and pension plan specific work was executed in the first half of 2017, which was presented to the Audit Committee, who discussed and evaluated it. The corresponding report required by Resolution CMN 3.849/, to be sent to the Central Bank of Brazil, will be evaluated in a meeting scheduled for August 2017.

Other Activities - Besides the activities above described, the Audit Committee held meetings with members of the management and several areas of the Conglomerate, for additional analysis, including:

i. Legal Executives: for updating on the evolution and treatment given to labor, civil and fiscal contingency liabilities and the corresponding accounting records;

ii. Corporate Law: assessment of the Reference Form and assessment and recommendation of approval to the Board of Directors of the 20F report;

iii. Compliance Executives: about the Code of Ethic, the internal controls over transactions with related parties, anti-money laundering procedures and anticorruption;

iv. Vice Presidency of Finance: implementation process of Basel requirements, Investor Relations, as well as analysis and monitoring of the financial statements and explanatory notes;

v. Executive Vice President of Risk: update of credit risk management processes focusing on evaluation criteria, monitoring, provisioning and updating of risk indicators generally, liquidity risk management, interest, foreign exchange and capital.

During the first half of 2017 period, members of the Audit Committee also participated in training, discussions and update programs on topics related to its activities and normative acts of interest and impact to the Conglomerate.

Conclusion - Based on the work and evaluations carried out and considering the context and scope in which it realize its activities, the Audit Committee concluded that the work carried out is adequate and provides transparency and quality to the Financial Statements of the Santander Economic and Financial Conglomerate for the six-month period r ended on June 30, 2017.

Therefore, the Audit Committee recommends its approval by the Board of Directors of Banco Santander (Brasil) S.A.

Audit Committee

São Paulo, July, 24, 2017

Jose Luciano Duarte Penido - Coordinator
Luiz Carlos Nannini - Financial Expert
Elidie Palma Bifano
Julio Sergio de Souza Cardozo

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 28, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer